Moving Forward from a Position of Strength



BancTrust Financial Group, Inc. Annual Report 2007

2007

We believe
that no other
financial institution
in our market
is so well placed
—or so capable
of taking advantage
of the opportunities
that lie before us.

Corporate Profile

BancTrust's legacy began in 1985 when the Mobile National Corporation holding company was created. The holding company's subsidiary, The Bank of Mobile, opened for business on March 20, 1986.

The bank's presence in South Alabama expanded in 1993 when Mobile National Corporation merged with South Alabama Bancorporation which owned First National Bank and was headquartered in Brewton. The Monroe County Bank, in Monroeville, Alabama, joined our team in 1996, followed by The Commercial National Bank of Demopolis in 1998.

In 2002, the bank changed its name to BankTrust and the holding company's name changed to BancTrust Financial Group, Inc. We continued our expansion in 2003 with the acquisition of Commerce South, Inc. and with our 2007 acquisition of The Peoples BancTrust Company, Inc., BancTrust Financial Group, Inc. is now the fifth largest bank holding company headquartered in Alabama.



W. Bibb Lamar, Jr.
President and Chief Executive Officer

Letter to Our Shareholders

This was a milestone year for BancTrust Financial Group. While our results in 2007 were impacted by softness in the coastal real estate market, we acted decisively to enhance the long-term viability and growth of our company. Our acquisition in October of Peoples BancTrust, whose many strengths complement our own, provides us a unique opportunity to capitalize on the economic dynamics of our region. We believe that no other financial institution in our market is so well placed or so capable of taking advantage of the opportunities that lie before us.

Without regard to loans acquired in our purchase of Peoples BancTrust, and despite a decrease in our Florida loans, we achieved modest loan growth in 2007. A 13% increase in loans in the dynamic Mobile/Baldwin market accounted for this gain. We also saw strong growth in our trust revenue and non-interest income.

Nonetheless, like many financial institutions, BancTrust was affected by a weakening economy in 2007. Net income from continuing operations was $6.2 million, a decline from $13.3 million recorded in 2006. Net interest margin was compressed by several factors. In the first two quarters, stiff competition for deposits required us to offer higher rates, especially in our Florida markets and, throughout the year, we experienced an increase in nonperforming loans.

We increased our allowance for loan losses from $16.3 million at the beginning of 2007 to $23.8 million at the end of the year, resulting in a year-end ratio of allowance for loan losses to total loans, net of unearned income, of 1.46%.

Seizing Opportunity—Peoples BancTrust Acquisition

The Peoples acquisition occurred too late in the year to materially impact 2007 results, but it promises to transform our company. BancTrust emerged from this transaction as the fifth largest publicly traded bank holding company headquartered in Alabama, with $2.2 billion in assets, $1.8 billion in deposits, and 54 locations in Alabama and Florida.

The acquisition contributes to our long-term strength by giving us critical mass to meet our funding needs and diversify our geographic base and sources of revenue. It complements our existing strengths by providing a source of reasonably-priced core deposits to fund loan growth in our faster-growing markets of Alabama and Florida.

The Peoples merger was strategic for our company, because it placed us in markets throughout central Alabama, a region with an economy sustained by military installations, large universities, and state government. Peoples Bank was a strong competitor in areas to the north of us, with the first or second market-share position in several of its markets.

The consolidation of the two companies has gone exceptionally well. Thanks to our common culture and virtually identical technology platforms, we were able to work together effectively to complete our integration in less than 90 days. The response of Peoples' customers has been very positive.

As anticipated, the acquisition has provided opportunities for cost savings as well as revenue growth. We are on track to make this merger accretive to earnings per share in its first full year.

Consolidating Our Position in Mobile

In the Mobile area, we have enjoyed outstanding performance. Mobile continues to be a dynamic, diverse market undergoing an economic renaissance. Since 2000, Mobile has attracted a series of large investments from domestic and international companies in industries such as shipbuilding, steelmaking, and aerospace, and the pace of this investment has increased significantly since Hurricane Katrina. CNN declared that "Mobile is emerging as the South's next boomtown and a magnet for large projects."

In the Mobile area, BancTrust acted decisively to take advantage of uncertainty in the market created by the merger of two large in-state bank holding companies and another competitor's sale to a European bank. The merger of the in-state banks required these companies to divest themselves of more than 20 branches in the Mobile market with combined deposits of over $1 billion, and we are positioned to take advantage of the resulting market disruptions.

We attracted a number of highly experienced commercial lenders through our culture of local decision-making, responsive service and our ability to deliver a full slate of services to commercial customers. These services include cash management, trust, investment, and insurance. Our commercial customer base consists of an expanding slate of well-established growth companies with strong balance sheets and sound management. Our prospects for organic growth as we build on these relationships are excellent.

At the same time, we continue to cultivate and expand our retail banking relationships. We opened new branches in Fairhope and in Tillman's Corner, a rapidly growing section of west Mobile. We plan to open a branch in the Malbis area of Baldwin County in 2008. This will be our fifth branch in Baldwin County, the second-fastest growing county in the state.

Addressing Loan Quality in Coastal Areas

In recent years, the coastal counties of Alabama and Northwest Florida have been very profitable for us, thanks to steady population growth and accompanying commercial real estate development. The current weakness in the real estate market, compounded by the lingering effects of major hurricanes in 2004 and 2005, had a negative impact on our revenues in 2007.

In response, we have moved some of our most senior lending officers to Florida. We took this action to provide additional strength in working through the very difficult real estate market we are presently experiencing.

Moving Forward from a Position of Strength

With initiatives such as our acquisition of Peoples BancTrust, the expansion of our commercial base in Mobile and our efforts to monitor and improve asset credit quality, we believe we have positioned BancTrust to take advantage of the opportunities across our footprint to grow profitably.

Several competitive advantages contribute to our prospects. We are a community bank, an important distinction in a part of the country where relationships are especially valued. We are the right size for our market, with sufficient resources and a range of products to meet the needs of the most sophisticated commercial and retail customers in our area. And, we have great bankers with the strength of character and the skills to provide our customers with the highest level of responsive service.

On a personal note, I would like to thank Jim Hayes (James P. Hayes, Jr.), who recently retired from our board for health reasons. Jim, who has been on the board since 1993, has played an integral part in building our company. He has also had a very positive impact on the State of Alabama, having served the State in various capacities, and has been widely recognized for his many statewide civic endeavors.

We look forward to a bright future for our company and for you, our shareholders. Thank you for your confidence and your investment in BancTrust.

W. Bibb Lamar, Jr.

W. Bibb Lamar, Jr.
President and Chief Executive Officer


Alabama
Mississippi
Georgia
Florida
Northport
Tuscaloosa
Helena
Woodstock
Montevallo
Opelika
Eclectic
Auburn
Tallassee
Prattville
Demopolis
Selma
Montgomery
Eufaula
Greenville
Georgiana
McKenzie
Monroeville
Brewton
Saraland
Mobile
Crestview
DeFuniak
Daphne
Fairhope
Niceville
Freeport
Destin
Santa Rosa Beach
Foley
Gulf Shores
Grayton Beach
Lynn Haven
Carillon Beach

Our Acquisition—Common Culture and Complementary Strengths


BankTrust



Peoples: A Leader in Stable Growth Markets

Peoples BancTrust was attractive to us for a number of reasons. The Peoples' network extended through central Alabama, a region whose economy is buffered from significant economic swings, thanks to the presence of military installations, state government, and several large universities. Included in Peoples' footprint were several strong and fast-growing counties along the I-65 and I-85 corridors. During the last five years, the population in a number of these counties—such as Lee and Shelby—has substantially outstripped population growth in Alabama as a whole.

Peoples made the most of these opportunities. It had the first or second market-share position in four out of the ten counties it served and in four of its five "core" markets. Peoples compiled a record of solid deposit growth that compared favorably to deposit growth in the state as a whole.

Thanks to our acquisition of Peoples,
BancTrust now has $2.2 billion in assets.

$2.2b



Peoples: An Organization That Values Relationships

Peoples BancTrust, Inc. shared the dedication to community banking that is the foundation of our culture at BancTrust. This common culture has proven vital to a smooth and efficient integration of our two organizations and has enabled us to make the most of our complementary qualities.

Of its 20 branches in central Alabama, only one overlapped with a BancTrust branch. Peoples' large portfolio of retail lending offered a counterpoint to C & I (commercial and industrial) lending in the Mobile area and commercial real estate loans in the Florida Panhandle. And its state-of-the-art operations center in Selma provided additional resources and the ability to deploy new technology quickly, both internally and to customers. Additionally, having two operations centers gives BancTrust additional back-up capabilities in the event of a natural disaster.

BancTrust now has 54 branches in Alabama and the Florida Panhandle.

54


CLASS OF 1967
UNIVERSITY OF MONTEVALLO
UNIVERSITY of MONTEVALLO Welcome

Our Markets—Dynamic, Balanced, Growing





The Mobile Area

With Mobile County relatively intact after the hurricanes that struck New Orleans and the Gulf Coast, Mobile has emerged in the last decade as one of the most dynamic cities on the Gulf Coast.

- Early in 2007, the German steelmaker ThyssenKrupp selected the Mobile area as the home for a state-of-the-art steel and stainless steel processing facility, an investment of $3.7 billion. Approximately 29,000 jobs will be generated during the construction phase. When operational, the plant will employ 2,700 people.
- Aerospace contractor EADS just opened a facility on Mobile Bay where 150 high-earning engineers will design Airbus long-range jets.
- Northrop Grumman and EADS won a coveted $40 billion Air Force bid which will bring 1,500 jobs to Mobile.
- A new $350 million intermodal container port, a joint venture between APM Terminals North America and Alabama's State Port Authority, will expand the port of Mobile's container capability tenfold.
- Aluminum-hull specialist Austal USA just completed a $25 million expansion and is building a Littoral Combat Ship (LCS) prototype for the U.S. Navy.

The $100 million Mitchell Cancer Institute will be the only Stage II and III cancer center between Houston and Tampa when it opens in 2008.

$100m

Central Alabama

The market area we acquired through the Peoples merger has a strong economy that is, in many respects, buffered from a downturn.

- State government in Montgomery is a major local employer.
- The Hyundai plant in Montgomery and its suppliers have been a significant stimulant for prosperity in central Alabama.
- The area is home to a number of universities, including Auburn University, Huntingdon College, University of Montevallo, Alabama State University, the University of Alabama and Auburn University Montgomery (AUM).
- A $1.2 billion Kia plant is set to open in May 2008 in Georgia, just 25 minutes from Opelika.
- The region benefits from its proximity to Atlanta. Many professionals who work in Atlanta live in the Auburn/Opelika area.

Expansion under way at the Hyundai plant will mean 500 additional jobs for the Montgomery area.

500



The Florida Panhandle

Although the immediate economic outlook for the region is uncertain, long-term prospects are solid.

- Real estate and tourism are expected to revive as baby boomers benefit from the record transfer of wealth from their parents and retire in this desirable area of Florida.
- The Florida Panhandle beaches are invariably included in listings of the most beautiful beaches in the United States.
- An international airport is under construction which will help the tourist economy recover.
- Eglin Air Force Base, Panama City Naval Surface Warfare Center, Hurlburt Field, and Tyndall Air Force Base provide a stable economic foundation for the region.
- Numerous companies in the aviation/aerospace/defense industry are clustered in the Florida Panhandle to supply these military installations.

The new $330 million Panama City International Airport is scheduled to open in 2010.

$330m



Our Organization—Stable, Responsive, and Highly Capable



BancTrust: Well Positioned for Growth

Both our markets and our competitive landscape are undergoing dynamic change. Many of our Alabama markets are among the most vital in the nation, while the Florida Panhandle, now experiencing a period of contraction, has excellent long-term prospects.

The competitive landscape is in a similar state of flux. The merger of two large in-state banks left retail and commercial customers in Alabama uncertain about their banking relationships. In Florida, the situation is different, with an overabundance of small franchises competing for a limited amount of business.

As a result, there are opportunities in both Alabama and Florida for an organization that is stable, responsive, and highly capable. We believe that BancTrust is such an organization.

BancTrust now has 700 employees serving people in South and Central Alabama, and the Florida Panhandle.

700



BancTrust: Right-Sized to Serve Our Customers

BancTrust has deep roots in the communities we serve, making us a natural alternative for individuals and businesses who feel displaced by the rapid exit and entry of financial institutions in our market. We have strong teams of experienced and successful bankers who have worked together for decades and who know the people and the communities in which we do business. And we take a long-term perspective. Our bankers have been through many economic cycles, and we know that our continued presence during difficult times will pay dividends over time.

Equally important, BancTrust has the capacity to be responsive to the financial needs of our customers. BancTrust is big enough to offer a full array of services to our retail and commercial customers, to provide loans in amounts that our commercial customers need, and to sustain technological innovation and deploy it quickly. At the same time, we are still small and responsive enough to provide a level of genuine personal service that has become all too rare in banking.

BancTrust is the fifth largest publicly traded bank holding company headquartered in Alabama.

5th

Financial Highlights

(Dollars in Thousands Except Per Share Amounts)	2007	2006	2005
RESULTS OF OPERATIONS:			
Interest revenue	$ 104,025	$ 88,188	$ 72,905
Interest expense	50,245	35,923	20,861
Net interest revenue	53,780	52,265	52,044
Provision for loan losses	12,435	4,594	5,725
Non-interest revenue	14,621	11,620	10,987
Non-interest expense	47,773	39,702	37,262
Income from continuing operations before income taxes	8,193	19,589	20,044
Income taxes	2,007	6,303	6,767
Income from continuing operations	6,186	13,286	13,277
Basic earnings per share from continuing operations	$ 0.49	$ 1.19	$ 1.19
Weighted-average common shares outstanding—basic	12,521	11,151	11,104
Diluted earnings per share from continuing operations	$ 0.49	$ 1.17	$ 1.19
Weighted-average common shares outstanding—diluted	12,704	11,308	11,188
Total assets	$2,240,094	$1,353,406	$1,306,054
Loans, net of unearned income	1,632,676	1,004,735	993,352
Investments	245,877	118,498	132,354
Deposits	1,827,927	1,104,129	1,041,845
Shareholders' equity	249,520	138,523	131,039

BancTrust™
Financial Group, Inc.

10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-15423

BANCTRUST FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Alabama *(State or other jurisdiction of incorporation)*	**63-0909434** *(I.R.S. Employer Identification No.)*
100 Saint Joseph Street **Mobile, Alabama** *(Address of principal executive offices)*	**36602** *(Zip Code)*

251-431-7800

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK $.01 PAR

(Title of class)

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of the Common Stock ($.01 Par) held by non-affiliates of the registrant as of June 30, 2007 (assuming that all executive officers, directors and 5% shareholders are affiliates): $201,669,905

Shares of Common Stock ($.01 Par) outstanding at March 09, 2008: 17,597,757

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 annual meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

PART I

Cautionary Note Concerning Forward-Looking Statements

This Annual Report on Form 10-K, other periodic reports filed by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other written or oral statements made by or on behalf of BancTrust may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to future events and financial performance. These statements can be identified by our use of words like "expect," "may," "could," "intend," "project," "estimate," "anticipate," "should," "will," "plan," "believe," "continue," "predict," "contemplate" and similar expressions. These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other variables that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements, including, in addition to the items discussed under the caption "Risk Factors" and elsewhere in this Report on Form 10-K, the following:

- competitive pressures among depository and other financial institutions may increase significantly;
- changes in the interest rate environment may reduce margins;
- general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit;
- legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which we are engaged;
- we may be unable to obtain required shareholder or regulatory approval for any proposed acquisitions;
- we may be unable to achieve anticipated results from our merger with The Peoples BancTrust Company, Inc. ("Peoples") for a variety of reasons, including:
  - lower than expected cost savings or earnings from the combined company;
  - greater than expected difficulties in combining BancTrust's and Peoples' cultures;
  - an economic downturn in new markets we have entered;
  - greater than expected loss of customers or employees;
  - difficulties in integrating Peoples' and BancTrust's businesses;
- deposit attrition, customer loss or revenue loss following acquisitions may be greater than expected;
- competitors may have greater financial resources and develop products that enable our competitors to compete more successfully than we can compete; and
- adverse changes may occur in the equity markets.

We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this Report on Form 10-K in the case of forward-looking statements contained herein.

We expressly qualify in their entirety all written or oral forward-looking statements attributable to us or any person acting on our behalf by the cautionary statements contained or referred to in this section. We do not intend to update or revise, and we assume no responsibility for updating or revising, any forward-looking statement contained in this Report on Form 10-K, whether as a result of new information, future events or otherwise.

Item 1. *Business*

General

BancTrust Financial Group, Inc. is a multi-bank holding company headquartered in Mobile, Alabama. We provide a comprehensive array of traditional financial services through 44 bank offices in the southern two-thirds of Alabama and 10 bank offices in northwest Florida. We operate through our subsidiary banks, BankTrust, headquartered in Mobile, Alabama (the "Alabama Bank"), and BankTrust, headquartered in Santa Rosa Beach, Florida (the "Florida Bank"). We refer to BancTrust Financial Group, Inc. and its subsidiaries as "we," "us," and "our" and as "BancTrust" and the "Company" throughout this Annual Report on Form 10-K.

We were originally incorporated as a Delaware corporation in 1985 under the name Mobile National Corporation. In 1993, we changed our name to South Alabama Bancorporation, Inc. We operated under that name until May of 2002, when we changed our name to BancTrust Financial Group, Inc. Most of our current executive management team has been in place since 1989. At December 31, 2007, we had total consolidated assets of approximately $2.240 billion, total consolidated deposits of approximately $1.828 billion and total consolidated shareholders' equity of approximately $249.5 million.

We formed our Company in 1986 by acquiring all of the stock of the Alabama Bank. In 1993, we acquired the First National Bank, Brewton, Alabama, by means of a merger with that bank's holding company. In 1996, we acquired The Monroe County Bank in the same manner. In 1998, we acquired the assets of Peterman State Bank by merging that bank into The Monroe County Bank, and we acquired Commercial National Bank of Demopolis by merger and converted it to an Alabama charter under the name Commercial Bank of Demopolis. In 1999, we acquired Sweet Water State Bank by means of a merger with that bank's holding company. In 2002, we acquired Wewahitchka State Bank by merger with its holding company. In 2003, we acquired the Florida Bank and CommerceSouth Bank in Eufaula, Alabama through a merger with their holding company, CommerceSouth, Inc.

In 2003, we began consolidating our subsidiary Banks, which had been operating as separate companies, with the merger of BankTrust of Brewton (formerly First National Bank, Brewton) into the Alabama Bank. Continuing this consolidation strategy in 2004, we merged The Monroe County Bank and Commercial Bank of Demopolis into the Alabama Bank, leaving us with five subsidiary banks: the Alabama Bank, BankTrust of Alabama (formerly CommerceSouth Bank), the Florida Bank, Sweet Water State Bank and BankTrust of Florida, formerly Wewahitchka State Bank (the "Wewahitchka Bank"). On October 15, 2004, we sold the Wewahitchka Bank, including approximately $50.3 million in total assets and approximately $43.4 million in total deposits, for $7.5 million; and on August 1, 2005, we sold Sweet Water State Bank, including approximately $56.0 million in total assets and approximately $50.8 million in total deposits, for $7.0 million, consisting of a $6.5 million purchase price and a $500,000 dividend. We merged BankTrust of Alabama into the Alabama Bank in the second quarter of 2007. We merged BancTrust Company, our trust company subsidiary, into the Alabama Bank in December of 2007. We merged The Peoples Bank and Trust Company into the Alabama Bank in December of 2007 as well, and we expect to merge the Florida Bank into the Alabama Bank during 2008.

In October of 2007, we acquired The Peoples BancTrust Company, Inc. ("Peoples"), a bank holding company headquartered in Selma that operated 23 branches throughout the central part of the state of Alabama. The acquisition of Peoples was accounted for under the purchase accounting method as required by United States generally accepted accounting principles. Under this method of accounting, the financial statements of the Company do not reflect results of operations or the financial condition of Peoples prior to October 15, 2007. Therefore, balances at December 31, 2007 include Peoples' total assets of approximately $969 million, total loans of approximately $612 million, total deposits of approximately $747 million, goodwill of approximately $54 million and a core deposit intangible of approximately $11 million. The Company issued approximately 6.3 million shares of BancTrust Financial Group, Inc. common stock and paid $38 million cash in connection with its acquisition of Peoples. This acquisition has made comparison to prior periods less useful as a means of judging the Company's performance in 2007.

In January of 2008 we entered into an agreement to sell three offices in and around Tuscaloosa, Alabama that were acquired in the Peoples purchase. The Company expects this sale to occur in the second quarter of 2008.

Our Banking Subsidiaries

Through our subsidiary banks, the Alabama Bank and the Florida Bank (sometimes referred to as the "Banks"), we offer a wide range of lending services, including real estate, consumer and commercial loans, to individuals, small businesses and other organizations that are located in or conduct a substantial portion of their business in our markets. We also offer a full array of retail and commercial deposit products and fee-based services to support our customers' financial needs, including checking accounts, money market accounts, savings accounts and certificates of deposit. For our commercial customers we also offer cash management services such as lock-box, sweep accounts and remote deposit. Other traditional services offered include drive-in banking and night deposit facilities, 24-hour automated teller machines, internet banking, debit and credit card services and telephone banking. We currently operate 54 bank offices.

Our Ancillary Products and Services

In addition to our traditional banking services, we also offer our customers a full array of trust services through our Trust Department in the Alabama Bank. In addition to trust services, we offer our customers certain investment and insurance products through our Banks. Our Alabama Bank also has an insurance subsidiary.

The following table sets forth information regarding our holding company and our wholly-owned subsidiaries as of December 31, 2007:

	Alabama Bank	Florida Bank	Consolidated(1)
	(Dollars in thousands)		
Banking Offices	44	10	54
Employees	596	89	686
Loans (Net of unearned income)	$1,359,259	$273,417	$1,632,676
Investments	235,194	10,683	245,877
Total Assets	1,943,735	333,170	2,240,094
Deposits	1,613,730	218,797	1,827,927
Shareholders' Equity	$ 255,854	$ 56,404	$ 249,250

(1) Amounts include BancTrust and its subsidiaries. All material intercompany balances have been eliminated in consolidation. Further segment information is included in Note 21 of the Notes to Consolidated Financial Statements included herein.

Market Areas and Competition

We offer banking services in our subsidiary Banks' market areas of Autauga, Baldwin, Barbour, Bibb, Butler, Dallas, Elmore, Escambia, Jefferson, Lee, Marengo, Mobile, Monroe, Montgomery, Shelby and Tuscaloosa Counties in Alabama and in Bay, Okaloosa and Walton Counties in Florida. Trust services are offered throughout Alabama and Florida through our trust department, and investment and certain insurance products are offered to all of our markets through our banks.

The following table sets forth our Banks' total deposits and market share by county as of June 30, 2007:

Alabama Counties	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage
		(Dollars in thousands)			
Autauga	3	$106,168	$ 467,648	1	22.70%
Baldwin	3	40,259	3,228,898	12	1.25
Barbour	2	90,149	435,896	3	20.68
Bibb	2	59,729	188,998	2	31.60
Butler	4	90,311	285,121	1	31.67
Dallas	4	257,766	582,786	1	44.23
Elmore	4	105,850	674,915	2	15.68
Escambia	3	125,805	572,591	2	21.97
Jefferson	2	884	18,601,555	30	0.00
Lee	2	82,562	1,777,353	9	4.65
Marengo	2	70,191	416,422	3	16.86
Mobile	6	325,790	5,468,245	5	5.96
Monroe	2	112,443	329,524	1	34.12
Montgomery	3	83,178	4,828,592	7	1.72
Shelby	2	82,405	2,183,414	8	3.77
Tuscaloosa	2	28,382	2,397,122	12	1.18

Florida Counties	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage
Bay	3	$ 58,656	$2,413,490	11	2.43%
Okaloosa	3	73,327	3,398,034	15	2.16
Walton	4	159,716	796,949	2	20.04

The foregoing data was obtained from the Federal Deposit Insurance Corporation.

The banking industry is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms and money market mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and new residents. Many of our competitors are larger financial institutions with substantially greater resources and lending limits such as Regions (which now includes AmSouth), RBC Centura, Compass and Wachovia.

We believe our commitment to quality, personalized banking services, efficient delivery of services, competitive product pricing, convenience and personal and local contacts with our customers are factors that allow us to compete effectively with these financial institutions.

Overall Business Strategy

Our business strategy is to deliver a full range of bank and banking related products and services in a responsive and personalized manner. We strive to present a focused message to our customers, emphasizing our commitment to their interest and our markets. Our subsidiaries and their employees are expected to be actively involved in all aspects of the community in which they operate. The members of the boards of directors of each of our subsidiaries are from the local markets served by the subsidiary. In addition, to further enhance our local knowledge, we maintain local advisory boards in certain of our markets. We are able to compete effectively with larger financial institutions by providing superior customer service with localized decision-making capabilities. The holding company provides corporate oversight and efficiencies in certain "back office" areas such as loan review, marketing and business development, certain personnel matters, accounting, auditing, compliance and information technology.

Strategic Plan

Our Board of Directors has adopted a comprehensive Strategic Plan for our consolidated operations. This formal plan provides strategic goals and time-frames for the accomplishments of those goals and provides our executive leadership with guidelines for the operation of our business through the year 2010. Our Strategic Plan focuses on several different operational aspects of our business and includes the following:

- Growth and market expansion;
- Consolidation of subsidiaries;
- Financial performance goals;
- Credit culture;
- Personnel development;
- Management succession;
- Technology infrastructure; and
- Marketing and product development.

Lending Activities and Credit Administration

We originate loans primarily in the categories of commercial, commercial real estate, individual and commercial construction and consumer. We also make available to our customers fixed rate, longer-term real estate mortgage loans in the residential real estate mortgage area. We are able to offer, through third party arrangements, certain mortgage loan products that do not require the longer-term loans to be carried on our books. These products allow us to gain the benefit of a larger variety of product offerings and have generated a significant amount of fee income for us for the last several years. These fees come from first and second home purchases, as well as from home owners who have elected to refinance their home loans. The loan portfolio mix varies throughout our market areas. Generally speaking, we make loans with relatively short maturities or, in the case of loans with longer maturities, we attempt to issue loans with floating rate arrangements whenever possible. The largest component of our loan portfolio is loans secured by real estate mortgages. We obtain a security interest in real estate, whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. These loans will generally fall into one of four categories: (1) commercial, financial and agricultural loans; (2) real estate construction loans; (3) real estate mortgage loans; and (4) installment or consumer loans.

Our loan portfolio at December 31, 2007 was comprised as follows:

DISTRIBUTION OF LOANS BY CATEGORY

	December 31, 2007		
	Alabama Bank	Florida Bank	Total
	(Dollars in thousands)		
Commercial, Financial and Agricultural	$ 363,308	$ 18,058	$ 381,366
Real Estate — Construction	321,414	154,916	476,330
Real Estate — Mortgage	583,627	97,400	681,027
Consumer, Installment and Single Pay	98,217	3,149	101,366
Total Loans	1,366,566	273,523	1,640,089
Less: unearned discount leases	(7,815)	0	(7,815)
Less: deferred cost (unearned loan income), net	508	(106)	402
Loans, net of unearned income	$1,359,259	$273,417	$1,632,676

Credit Risks and Lending Policies

Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, including real estate values, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures.

Our Board of Directors has established and annually reviews our lending policies and procedures. Our subsidiary banks have Loan Committees that make credit decisions based on our company-wide lending policies. These policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation and examination procedures and follow-up procedures for any exceptions to credit policies. Loans above an established limit must be reviewed and approved by the Board of Directors or a Board-appointed Loan Committee. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. We adhere to the guidelines established by our regulators and regularly monitor our credit relationships for compliance.

Loan Review

We have a Loan Review Department that is part of the Internal Audit function of our company. Our Loan Review Department reports directly to our Audit Manager. Large credit relationships are reviewed on an on-going basis for continued financial, collateral and guarantor support. New credit offerings are reviewed for adequacy of underwriting and collateral valuation. The Loan Review Department makes periodic on-site visits to each of our subsidiary banks. Typically, during these on-site visits, the loan review officers review 30-35%, by dollar amount, of the subsidiary Bank's loan portfolio. As a result of such reviews and the on-going loan review process, loans identified as problem loans are included on an internal watch list. These loans are continually monitored for on-going repayment ability, collateral deterioration and adequacy of any allowance for loan losses.

Deposits and Other Sources of Funding

We consider core deposits to be the main source of funds used to support our assets. We offer a full range of deposit products designed to appeal to both individual and corporate customers, including checking accounts, commercial accounts, savings accounts and other time deposits of various types ranging from daily money market accounts to long-term certificates of deposit. Deposit rates are reviewed regularly by senior management. We believe that the rates we offer are competitive with those offered by other financial institutions in our area. In the fall of 2005 we completed the process of streamlining and standardizing our line of deposit products throughout the Company. This deposit product line allows our employees throughout the Company to offer the same products, regardless of location, and we believe the revised program has helped and will continue to help us attract and retain deposits. In addition, the advertising of our deposit products has become easier and more cost efficient.

Our primary emphasis is placed on attracting and retaining core deposits from customers who will purchase other products and services that we offer. We recognize that it is necessary from time to time to pursue non-core funding sources such as large certificates of deposit from outside of our market area and Federal Home Loan Bank borrowings, especially during periods when loan growth is significantly greater than deposit growth. We view these as secondary sources of funds. Our out-of-market, or brokered, certificates of deposit represented 3.8% of total deposits at December 31, 2007.

Other Banking Services

We offer a full range of other products and services that give our customers convenience and account access. Such products and services include internet and telephone banking, access to funds through ATMs and debit cards, credit cards, safe deposit boxes, traveler's checks, direct deposit and customer friendly telephone operators who direct the customer quickly to the appropriate area of the bank. We earn fees for most of these services, including debit and credit card transactions, sales of checks and wire transfers. We receive ATM transaction fees from transactions performed for our customers.

Securities

While loans are our primary use of funds, most of our remaining liquid funds, after cash reserves, are invested in short-term securities. We invest primarily in securities issued by U.S. government sponsored enterprises, state and political subdivisions and mortgage-backed securities. We typically invest any surplus cash in the overnight federal funds market. Interest rate fluctuation, maturity, quality and concentration are all risks associated with the use of funds.

Employees

As of December 31, 2007, we had 686 full-time equivalent employees. We are not a party to any collective bargaining agreement, and, in the opinion of Management, we enjoy satisfactory relations with our employees.

Supervision and Regulation

BancTrust and its subsidiaries are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

BancTrust

Since we own all of the capital stock of the Banks, we are a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;
- acquiring all or substantially all of the assets of any bank; or
- merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if we are adequately capitalized and adequately managed, we may purchase banks located either inside or outside of Alabama and Florida. Conversely, an adequately capitalized and adequately managed bank holding company located either inside or outside of Alabama or Florida may purchase a bank located inside Alabama or Florida. In Florida, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been in existence and continually operating as a bank for more than three years.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or
- no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and
- any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;

- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

- lending, trust and other banking activities;
- insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;
- providing financial, investment or advisory services;
- issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;
- underwriting, dealing in or making a market in securities;
- other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;
- foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;
- merchant banking through securities or insurance affiliates; and
- insurance company portfolio investments.

To qualify to become a financial holding company, each of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days' written notice prior to engaging in a permitted financial activity. We are not a financial holding company at this time.

Support of Subsidiary Institutions. Under Federal Reserve Board policy, we are expected to act as a source of financial strength for the Banks and to commit resources to support them. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it.

The Banks

Each of our subsidiary Banks is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and, as such, their respective deposits are insured by the FDIC to the extent provided by law. Each of our subsidiary Banks is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies. Our subsidiary Banks are state-chartered banks subject to supervision and examination by the state banking authorities of the states in which they are located. The primary state regulator for the Alabama Bank is the Superintendent of the State Banking Department of Alabama. The primary state regulator for the Florida Bank is the Office of Financial Regulation under the Florida Department of Financial Services. The federal banking regulator for each of our Banks, as well as the appropriate state banking authority for each Bank, regularly examines their operations and is given authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the FDIC or the Office of the Comptroller of the Currency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our Banks. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by our Banks are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

Our Banks' loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Servicemembers Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of our Banks are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

We are required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2007, our ratio of total capital to risk-weighted assets was 10.84% and our ratio of Tier 1 Capital to risk-weighted assets was 9.60%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2007, our leverage ratio was 8.86%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

BancTrust is a legal entity separate and distinct from our subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to shareholders, is dividends from our Banks. There are statutory and regulatory limitations on the payment of dividends by these subsidiaries, and there are statutory and regulatory limitations on our ability to pay dividends to our shareholders.

As to the payment of dividends, each of our state-chartered Banks are subject to the respective laws and regulations of the state in which it is located and to the regulations of the FDIC. Various federal and state statutory provisions limit the amount of dividends our subsidiary Banks can pay to us without regulatory approval. The approval of the Federal Reserve Board is required for any dividend by a state chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for that year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. State member banks may also be subject to similar restrictions imposed by the laws of the states in which they are chartered. None of our Banks, however, is currently a state member bank.

If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. An Alabama state bank is also required by Alabama law to obtain the prior approval of the Superintendent of the State Banking Department of Alabama for the payment of dividends if the total of all dividends declared by it in any calendar year will exceed the total of (a) its net earnings (as defined by statute) for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from an Alabama state bank's surplus without the prior written approval of the Superintendent.

Under Florida law, the directors of a bank, after charging off bad debts, depreciation, and other worthless assets, if any, and making provision for reasonably anticipated future realized losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of so much of the aggregate of the net profits of that period combined with its retained net profits of the preceding two years as the directors shall judge expedient, and, with the approval of the Florida Office of Financial Regulation, a bank may declare a dividend from retained net profits which accrued prior to the preceding two years, but each bank shall, before the declaration of a dividend on its common stock, carry 20 percent of its net profits for such preceding period as is covered by the dividend to its surplus fund, until the same shall at least equal the amount of its common and preferred stock then issued and outstanding. No bank shall declare any dividend at any such time that its net income from the current year combined with the retained net income from the preceding 2 years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Office of Financial Regulation or a state or federal regulatory agency.

At December 31, 2007, our subsidiaries were able to pay dividends totaling approximately $13.9 million without the need for regulatory approval.

Restrictions on Transactions with Affiliates

We are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

- a bank's loans or extensions of credit to affiliates;
- a bank's investment in affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;
- loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Banks must also comply with other provisions designed to avoid the taking of low-quality assets.

We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

In 2004, the Fair and Accurate Credit Transactions Act (the "FCRA Amendments") amended the federal Fair Credit Reporting Act.

The FCRA Amendments include, among other things:

- requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;
- consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;
- for entities that furnish information to consumer reporting agencies (which would include the Banks), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and
- a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of BancTrust is currently sharing consumer information with any other affiliate of BancTrust for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

The Banks are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the "OFAC"). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships and are intended to guard against money laundering and terrorism financing. The Banks have each established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise have implemented policies and procedures to comply with the foregoing rules.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("SOX") comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies, such as BancTrust, with equity or debt securities registered under the Exchange Act. In particular, SOX established: (a) new requirements for audit committees, including independence, expertise, and responsibilities; (b) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (c) new standards for auditors and regulation of audits; (d) increased disclosure and reporting obligations for the reporting company and their directors and executive officers; and (e) new and increased civil and criminal penalties for violations of the securities laws.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks. The Federal Reserve Board has the power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments of those reports, filed with or furnished to the SEC are available on our website at http://www.banctrustfinancialgroupinc.com. These documents are made available on BancTrust's website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning BancTrust at the following address:

BancTrust Financial Group, Inc.
Attn: F. Michael Johnson
100 St. Joseph Street
Mobile, Alabama 36602
(251) 431-7800

Executive Officers of the Registrant

The following table reflects certain information concerning the executive officers of BancTrust. Each such officer holds his office(s) until the first meeting of the Board of Directors following the annual meeting of shareholders each year, or until a successor is chosen, subject to removal at any time by the Board of Directors. Except as otherwise indicated, no family relationships exist among the executive officers and directors of BancTrust, and no such officer holds his office(s) by virtue of any arrangement or understanding between him and any other person except the Board of Directors.

Name, Age and Office(s) with BancTrust	Other Positions with BancTrust
J. Stephen Nelson — age 70(1) Chairman (since 1993)	Director (since 1993)
W. Bibb Lamar, Jr. — age 64(2) President and CEO (since 1989)	Director (since 1989)
Michael D. Fitzhugh — age 59(3) Executive Vice President (since 2004)	None
F. Michael Johnson — age 62(4) Chief Financial Officer, Executive Vice President & Secretary (since 1993)	None
Bruce C. Finley, Jr. — age 59(5) Senior Vice President and Senior Lending Officer (since 2004)	None
Edward T. Livingston — age 61(6) Executive Vice President (since 2007)	None

(1) Previously: Chairman, 1993-2003, Chief Executive Officer, 1984-2003, and Director, 1979-2003, BankTrust of Brewton, which was merged into the Alabama Bank in 2003.

(2) Chief Executive Officer, since 1989, and Chairman, since 1998, the Alabama Bank. Previously: President (1989-1998), the Alabama Bank.

(3) President, Chief Executive Officer and Director of the Florida Bank since 2005. Previously: President, Chief Operating Officer and Director (1998 to 2005) of the Alabama Bank.

(4) Executive Vice President and Cashier, since 1986, the Alabama Bank.

(5) Executive Vice President of the Alabama Bank since 1998. Previously: Senior Loan Officer (1998-2004), the Alabama Bank.

(6) Market President, Brewton, BankTrust, 2002-2007, Division President, BankTrust, since 2007.

Item 1A. ***Risk Factors***

You should carefully consider the following risk factors and other information included in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face, and additional risks and uncertainties not presently known to us or that we deem to be less significant may also impair our financial condition and results of operations.

Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a profitable growth strategy. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to grow or to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance that growth opportunities will be available or growth will be successfully managed.

We operate in a highly competitive market which may have an impact upon our success.

The banking business is highly competitive, and we experience competition in each of our markets from many other financial institutions. Recent mergers, divestitures, and de-novo branching in our markets, particularly in our Mobile market, have affected competition. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Many of our competitors are well-established larger financial institutions that have greater resources and lending limits than we do. Our success in maintaining or increasing market share depends in part on our ability to adapt our products and services to evolving industry standards. There is increasing pressure to utilize new technologies and other means to provide products and services at lower prices. This can reduce our net interest margin and revenues from our fee-based products and services. Our competitors may introduce new products or services embodying new technologies which may cause our current technology or systems to be considered obsolete. Our future success in gaining market share may depend, in part, on our ability to use technology competitively and to provide products and services that provide convenience to our customers and create additional efficiencies in our operations.

Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will continue to be successful.

We face risks with respect to future expansion.

We have grown through acquisitions and continue to analyze opportunities to acquire banks. We expect to continue to grow, in part, by acquiring other financial institutions or parts of those institutions in the future, and we may engage in de-novo branch expansion. Acquisitions and mergers involve a number of expenses and risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger partners;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition and possible dilution to our existing shareholders;
- the diversion of our Management's attention to the negotiation of a transaction and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any recent or future mergers or acquisitions will be successful. Also, we may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to our shareholders. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our business is subject to the strength of the U.S. economy in general and the vitality of the local economies where we operate, and a downturn in our local economies could adversely affect our business.

Our success depends in large part upon the growth in population, industry, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our market areas in Alabama and Florida are susceptible to hurricanes. This coastal region experienced major hurricanes in 2004 and 2005. The psychological impact of these storms, the high cost of and, in some cases, lack of property insurance, an over-supply of housing and investment properties along with changing property values and higher taxes over recent years have slowed the economic growth in these areas. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage caused by these hurricanes or damage that may be caused by future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or other adverse weather events.

If the value of real estate in our core Northern Gulf Coast market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With a substantial portion of our loans concentrated along the Gulf Coast of South Alabama and Northwest Florida, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Any decline in deposits or loan originations, any increase in borrower delinquencies or any decline in the value or condition of mortgaged properties could have a material adverse effect on our business.

In addition to considering the financial strength and cash flow characteristics of our borrowers, the Banks often secure loans with real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. Real estate values may deteriorate during the time the credit is extended. If we are required to liquidate collateral to satisfy a debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

We may experience greater loan losses than anticipated.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, Management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon such assumptions and judgments as well as a percentage of the outstanding balances. We believe that the allowance for loan losses is adequate. If Management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the Banks to increase the allowance for loan losses as a part of their examination process, the Banks' earnings and capital could be significantly and adversely affected. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

We are subject to a risk of rapid and significant changes in market interest rates.

Most of our assets and liabilities are monetary in nature and are subject to significant risks tied to changes in interest rates. Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. In a period of rising or declining interest rates, our interest expense could increase or decrease in different amounts and at different rates than the interest that we earn on our assets. Accordingly, changes in interest rates could reduce our net interest income. Our profitability depends to a large extent on our net interest income. Unexpected or significant movements in interest rates could cause our net interest income to decrease and could impact the valuation of our assets and liabilities. Changes in the level of interest rates may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales were made at prices lower than the amortized costs of the investments, we would incur losses.

The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments. Changes in interest rates, inflation or the financial markets may affect the demand for our products or our ability to deliver products efficiently.

We may be required to raise additional capital at a time when capital may not be readily available.

We are required by federal and state regulatory authorities, as well as good business practices, to maintain adequate levels of capital to support our operations. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at the time and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans, interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators that require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we have experienced, and may continue to experience, greater compliance costs.

We are dependent upon the services of our management team.

Our future success and profitability are substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management, sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve anticipated results from our merger with The Peoples BancTrust Company, Inc.

Our ability to achieve the benefits we expect from our acquisition of Peoples depends on a variety of factors. We may encounter:

- lower than expected cost savings or earnings from the combined company;
- greater than expected difficulties in combining BancTrust's and Peoples' cultures;
- an economic downturn in new markets we have entered;
- greater than expected loss of customers or employees; or
- difficulties in integrating Peoples' and BancTrust's businesses.

If we experience these or other difficulties with respect to the Peoples merger, that could adversely affect our earnings or our financial condition.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

Our corporate headquarters occupy an approximately 30,000 square foot facility located at 100 St. Joseph Street, in downtown Mobile, Alabama 36602. We lease this entire facility, which also houses the headquarters of the Alabama Bank. The current term of the lease for this building expires on December 31, 2010. We have an option to extend this lease for one additional term of five years. In addition to our corporate headquarters, we operate 53 office or branch locations in Southern and Central Alabama and Northwest Florida, of which 42 are owned and 11 are subject to either building or ground leases. We also own a building in downtown Mobile and a building in Selma that we use as operations centers. We paid annual rents in 2007 of approximately $456 thousand. We currently have an agreement in place to sell three branches in and around Tuscaloosa, Alabama. Two of these branches operate out of leased facilities, and we currently own the third facility being sold. At December 31, 2007, there were no significant encumbrances on our offices, equipment or other operational facilities.

Item 3. ***Legal Proceedings***

In the ordinary course of operating our business, we may be a party to various legal proceedings from time to time. We do not believe that there are any pending or threatened proceedings against us, which, if determined adversely, would have a material effect on our business, results of operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Prices and Cash Dividends Per Share

BancTrust's common stock trades on The Nasdaq Global Select Market under the symbol BTFG.

At December 31, 2007, the Company had approximately 5,590 shareholders, of record or through registered clearing agents.

The following chart provides the high and low sales price and the cash dividend declared for each quarter in 2007 and 2006.

	High	Low	Cash Dividends Declared Per Share
2007			
Fourth quarter	$17.38	$11.16	$0.13
Third quarter	21.33	15.55	0.13
Second quarter	22.68	17.94	0.13
First quarter	25.75	19.90	0.13
2006			
Fourth quarter	$27.94	$23.00	$0.13
Third quarter	28.25	22.24	0.13
Second quarter	23.71	20.05	0.13
First quarter	22.26	19.70	0.13

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information at December 31, 2007 with respect to BancTrust's equity compensation plans that provide for the issuance of options, warrants or rights to purchase BancTrust's securities.

Stock Options Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	183,247(1)	$15.41	299,468(2)
Equity Compensation Plans Not Approved By Security Holders	N/A	N/A	N/A

Restricted Stock Plan Category	Number of Securities Issued	Weighted-Average Market Value of Shares Issued
Equity Compensation Plans Approved by Security Holders	95,091	$20.32(3)
Equity Compensation Plans Not Approved By Security Holders	N/A	N/A

(1) Includes shares issuable pursuant to outstanding options under the Company's 1993 Incentive Compensation Plan and its 2001 Incentive Compensation Plan.

(2) Represents shares of BancTrust Common Stock which may be issued pursuant to future awards under the 2001 Incentive Compensation Plan.

(3) Represents the average of the closing bid and ask price on the date of issue.

Share Repurchases

On September 28, 2001, the Company announced that it intended to repurchase up to 425 thousand shares of its common stock. Approximately one year before implementation of the stock repurchase plan, the Company purchased 61 thousand of its shares. As of December 31, 2007, the Company had purchased 195 thousand shares under the stock repurchase plan. These purchases were accomplished primarily through private transactions and were accounted for under the cost method. The Company share purchases, including those that predate the repurchase plan, ranged in price from $8.00 per share to $15.33 per share, and the weighted-average price per share paid by the Company was $9.42. The Company has not repurchased any of its shares under this repurchase plan since December 23, 2002.

The following table provides information about purchases by BancTrust during the quarter ended December 31, 2007 of equity securities that are registered by BancTrust pursuant to Section 12 of the Exchange Act.

Period	Number of Shares Purchased(1)	Average Price Paid per Share	Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs(2)
10/01/07-10/31/07 . . .	1,290	$14.20	0	229,951
11/01/07-11/30/07 . . .	708	$12.34	0	229,951
12/01/07-12/31/07 . . .	0	$ 0.00	0	229,951
Total	1,998	$13.54	0	229,951

(1) 1,998 shares were purchased on the open market to provide shares for BancTrust's grantor trust related to its deferred compensation plan for directors.

(2) Under a share repurchase program announced on September 28, 2001, BancTrust may buy up to 425,000 shares of its common stock. The repurchase program does not have an expiration date.

Item 6. *Selected Financial Data*

	At and for the Year Ended December 31,				
	2007	2006	2005	2004	2003
RESULTS OF OPERATIONS:					
Interest revenue	$ 104,025	$ 88,188	$ 72,905	$ 50,913	$ 28,483
Interest expense	50,245	35,923	20,861	11,928	7,013
Net interest revenue	53,780	52,265	52,044	38,985	21,470
Provision for loan losses	12,435	4,594	5,725	3,897	1,841
Non-interest revenue	14,621	11,620	10,987	10,517	7,082
Non-interest expense	47,773	39,702	37,262	31,787	18,892
Income from continuing operations before income taxes	8,193	19,589	20,044	13,818	7,819
Income tax expense	2,007	6,303	6,767	3,902	2,166
Income from continuing operations	6,186	13,286	13,277	9,916	5,653
Income from discontinued operations before income taxes	0	0	575	1,684	982
Gain on sale of discontinued operations before income taxes	0	0	2,411	1,484	0
Total income from discontinued operations before income taxes	0	0	2,986	3,168	982
Income tax expense	0	0	1,144	1,783	313
Income from discontinued operations	0	0	1,842	1,385	669
Net income	$ 6,186	$ 13,286	$ 15,119	$ 11,301	$ 6,322
PER SHARE DATA:					
Basic earnings per share	$ 0.49	$ 1.19	$ 1.36	$ 1.03	$ 0.72
Diluted earnings per share	$ 0.49	$ 1.17	$ 1.35	$ 1.02	$ 0.71
Basic earnings per share from continuing operations	$ 0.49	$ 1.19	$ 1.19	$ 0.90	$ 0.64
Diluted earnings per share from continuing operations	$ 0.49	$ 1.17	$ 1.19	$ 0.90	$ 0.64
Basic earnings per share from discontinued operations	$ 0.00	$ 0.00	$ 0.17	$ 0.13	$ 0.08
Diluted earnings per share from discontinued operations	$ 0.00	$ 0.00	$ 0.16	$ 0.12	$ 0.07
Cash dividends declared per share	$ 0.52	$ 0.52	$ 0.52	$ 0.52	$ 0.52
Book value per share	$ 14.26	$ 12.41	$ 11.79	$ 11.09	$ 10.67
Common shares outstanding	17,497	11,166	11,113	11,022	10,930
Basic average shares outstanding	12,521	11,151	11,104	10,981	8,754
Diluted average shares outstanding	12,704	11,308	11,188	11,074	8,888
SUMMARY BALANCE SHEET DATA:					
Total assets	$2,240,094	$1,353,406	$1,306,054	$1,191,222	$1,076,900
Loans, net of unearned income	1,632,676	1,004,735	993,352	862,207	647,379
Deposits	1,827,927	1,104,129	1,041,845	939,958	764,174
Investments	245,877	118,498	132,354	140,512	176,619
Federal funds sold	59,400	62,500	32,000	6,000	29,333
FHLB advances and long-term debt	137,341	95,521	110,057	58,500	38,500
Short-term borrowings	4,198	4,120	8,595	14,114	24,467
Shareholders' equity	249,520	138,523	131,039	122,183	116,666

	At and for the Year Ended December 31,				
	2007	2006	2005	2004	2003
AVERAGE BALANCES:					
Total assets	$1,558,040	$1,297,550	$1,270,183	$1,109,679	$ 678,596
Earning assets	1,381,358	1,151,209	1,104,062	895,370	536,679
Loans	1,147,714	999,034	952,701	726,791	370,004
Deposits	1,277,597	1,042,228	1,001,411	828,665	484,342
Shareholders' equity	163,121	136,343	127,459	119,820	82,136
PERFORMANCE RATIOS:					
Return on average assets	0.40%	1.02%	1.19%	1.02%	0.93%
Return on average equity	3.79%	9.74%	11.86%	9.43%	7.70%
Net interest margin (tax equivalent)(1)	3.95%	4.61%	4.80%	4.47%	4.19%
Efficiency ratio(2)	69.06%	61.36%	58.28%	62.84%	63.86%
ASSET QUALITY RATIOS:					
Nonperforming assets to total assets	2.26%	1.29%	0.55%	0.30%	0.43%
Allowance for loan losses to total loans, net of unearned income	1.46%	1.63%	1.41%	1.11%	1.20%
Net loans charged-off to average loans	1.02%	0.23%	0.14%	0.29%	0.64%
Allowance for loan losses to non-performing loans	65.99%	100.74%	207.23%	326.03%	219.14%
CAPITAL RATIOS:					
Tier 1 leverage ratio(3)	8.86%	10.02%	8.40%	8.28%	13.19%
Tier 1 risk-based capital	9.60%	11.51%	9.70%	9.46%	10.25%
Total risk-based capital	10.84%	12.77%	10.95%	10.49%	11.31%
Average shareholders' equity to average total assets	10.47%	10.51%	10.03%	10.80%	12.10%
Dividend payout ratio	106.12%	43.70%	38.24%	50.49%	72.22%
OTHER DATA:					
Banking locations	54	31	29	30	30
Full time equivalent employees	686	419	396	349	365

(1) Net interest margin is the net yield on interest-earning assets. Net yield on interest-earning assets is net interest revenue, on a tax equivalent basis, divided by total interest-earning assets.

(2) Efficiency ratio is the result of non-interest expense divided by the sum of net interest revenue (tax equivalent) and non-interest revenue.

(3) Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

Introduction

The following discussion and analysis reviews our results of operations and assesses our financial condition. The purpose of this discussion is to focus on information about us that is not otherwise apparent from the consolidated financial statements and related footnotes appearing elsewhere in this Report on Form 10-K. Reference should be made to those financial statements and the selected financial data presented elsewhere in this Report on Form 10-K for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future periods.

The following discussion and analysis also identifies significant factors that have affected our financial condition and results of operations during the periods included in the financial statements contained in this Report on Form 10-K. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this Report on Form 10-K.

Executive Summary

We are a multi-bank holding company that was originally formed in 1985 as a Delaware corporation under the name Mobile National Corporation. In 1993, we changed our name to South Alabama Bancorporation, Inc. and, in 1996, reincorporated in Alabama. In May 2002, we changed our name to BancTrust Financial Group, Inc.

As a bank holding company, our results of operations are almost entirely dependent on the results of operations of our subsidiary Banks. The following table lists our subsidiary Banks and contains selected data related to each Bank:

Bank	Number of Locations	Market Area Counties	Total Assets at December 31, 2007 (In thousands)
Alabama Bank	44	Autauga, Baldwin, Barbour, Bibb, Butler, Dallas, Elmore, Escambia, Jefferson, Lee, Marengo, Mobile, Monroe, Shelby, Tuscaloosa in Alabama	$1,943,735
Florida Bank	10	Bay, Okaloosa, Walton in Florida	$ 333,170

Through the Banks, our trust department, a financial services subsidiary and an insurance subsidiary we offer a broad range of financial services to our customers, including retail banking, trust, insurance and securities services and products.

Like most community banks, we derive the majority of our revenue from the interest we earn on our loans and investments, and our greatest expense is the interest we pay on interest-bearing deposits and borrowings. Consequently, one of the key measures of our success is our net interest income, which is the difference between the revenues we earn on our interest-earning assets, such as loans and investments, and the expenses we pay on our interest-bearing liabilities, such as interest-bearing deposits and borrowings. Another key measure of our success is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses that we believe is adequate to absorb probable losses inherent in our loan portfolio. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a discussion of this process, as well as several tables describing our allowance for loan losses, in the following discussion.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our customers, including service charges on deposit accounts, mortgage fees, trust fees and fees for investment services. We have also included a discussion of the various components of this non-interest income, as well as of our non-interest expense.

We measure and monitor the following factors as key indicators of our financial performance:

- Net income
- Earnings per share
- Loan and deposit growth
- Credit quality

Important developments for the year ended December 31, 2007 included:

- In May we merged BankTrust of Alabama, based in Eufaula, into the Alabama Bank. This reduced our number of banks to two, the Alabama Bank and the Florida Bank.
- We completed the acquisition of The Peoples BancTrust Company, Inc. in October of 2007, which increased the size of the Company to $2.2 billion in assets.
- In December 2007 we merged The Peoples Bank and Trust Company into the Alabama Bank.
- The acquisition of Peoples and the mergers described above have eliminated approximately $4.0 million in annual costs and we believe that the opportunity exists for additional savings beginning in 2008.
- We have begun planning for the merger of the Florida Bank into the Alabama Bank in 2008. This merger will provide the opportunity for additional cost savings. Once the merger is complete, we will be a one bank holding company with greatly streamlined operations.
- As a result of a deterioration in the real estate market, the higher level of loan charge-offs and the continuing uncertainty regarding economic conditions in the markets in which we operate, particularly those in the coastal regions of southern Alabama and northwest Florida, we significantly increased the provision for loan losses in the fourth quarter of 2007.

Effect of Economic Trends

During 2003 and most of 2004, the financial markets operated in an historically low interest rate environment. During 2004, many economists believed the economy was beginning to show signs of strengthening, and the Federal Reserve increased the federal funds interest rate by 125 basis points during 2004 and by an additional 200 basis points during 2005. In mid-2006 the Federal Reserve stopped increasing rates, and problems in the sub-prime real estate market began to appear later in the year. In 2007 problems in the sub-prime real estate market began to intensify, and problems in the debt markets in general began to appear. In August of 2007, in an effort to combat the economic effects of the debt problems, the Federal Reserve began reducing interest rates. The reductions accelerated into early 2008. Along with the sub-prime problems, the national real estate market faced a general reduction in the sales and values of homes and other real estate. While the problems have affected wide areas of the United States, they have been amplified in our coastal markets in Florida and Alabama by the continuing market disruption caused by major hurricanes in 2004 and 2005. Our urban markets such as Mobile, Montgomery and Birmingham have not been as severely affected. Mobile in particular is enjoying a robust economy, and recent announcements of several large industrial development projects being awarded to the Mobile area have set the stage for continued economic strength.

The specific economic and credit risks associated with our loan portfolio, especially the real estate loan portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated collateral, title defects, inaccurate appraisals and financial deterioration of borrowers. Construction and development lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to buyers and whether buyers can obtain permanent financing. Until mid-2005, real estate values in our metropolitan Montgomery and coastal Alabama and Florida markets increased, and employment trends in our market areas were favorable. We experienced a slowdown in loan demand in our coastal markets in the Fall of 2005 which has continued through 2007. The most likely reason for the slowdown initially was the effects the 2004 and 2005 hurricanes had along the Gulf Coast, especially Hurricane Katrina in August of 2005. The sub-prime problem, combined with the collapse of the real-estate market in some areas, has intensified the problems along the Gulf Coast.

Critical Accounting Policies and Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our audited consolidated financial statements as of December 31, 2007, beginning on page 58 of this Report on Form 10-K. Certain accounting policies require Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. A description of these policies is set forth below.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. Loans are charged off against the allowance for loan losses when Management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. BancTrust's determination of its allowance for loan losses is determined in accordance with Statement of Financial Accounting Standards ("SFAS") Nos. 114 and 5 and other regulatory guidance. The amount of the allowance for loan losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management's judgment, deserve current recognition in estimating loan losses.

Management has developed and uses a documented systematic methodology for determining and maintaining an allowance for loan losses. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio, the Banks determine estimated amounts of loss based on several factors, including historical loss experience, Management's judgment of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment including collateral, and regulatory guidelines. This determination also considers the balance of impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows discounted at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans that are not individually evaluated. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios and such other factors that, in Management's judgment, deserve current recognition in estimating inherent loan losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

Goodwill

Management tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit's goodwill exceeds its implied fair value, the Company would recognize an impairment loss in an amount equal to that excess.

Fair values of reporting units in 2007 were determined using two methods, one based on the price as a multiple of tangible equity capital that similar units have sold for and one based on discounted cash flow models with estimated cash flows based on internal forecasts of net income. These two methods provided a range of valuations that Management used in evaluating goodwill for possible impairment. Our goodwill impairment testing for 2007, which was updated at December 31, 2007 as a result of the recent decline in our stock price, indicated that none of our goodwill is impaired. As a result of the recent decline in our stock price, the excess of the fair value over carrying value narrowed in our reporting units. If our stock price continues to decline, if the reporting units do not produce anticipated cash flows, or if similar units begin selling at significantly lower prices than in the past, our goodwill may be impaired in the future.

Financial Condition

Recent Acquisition

In October of 2007, the Company completed the acquisition of The Peoples BancTrust Company, Inc. ("Peoples"). On the acquisition date the assets of Peoples were approximately $999 million. The acquisition of Peoples was accounted for under the purchase accounting method as required by United States generally accepted accounting principles. Under this method of accounting, the financial statements and tables shown in this section do not reflect results of operations or the financial condition of Peoples prior to October 15, 2007. One result of this accounting method is that certain items shown in the following financial statements and tables are less useful as a means of judging the Company's performance in 2007 and in comparing 2007 to prior years.

Average Assets and Liabilities

Average assets in 2007 were $1.6 billion, compared to $1.3 billion in 2006. Most of the increase in average assets was attributable to the Peoples acquisition. Average loans, net, in 2007 were $1.1 billion compared to $984 million in 2006. We experienced a significant increase in loan demand beginning in 2003, and the demand continued to accelerate in 2004 and into the first half of 2005. Beginning in the third quarter of 2005 we experienced a rapid slowdown in loan demand in our Gulf Coast markets, most likely a reaction to the extreme hurricane season of 2005, especially Hurricane Katrina. While loan demand remains robust in our metropolitan markets of Mobile, Montgomery and Birmingham, loan demand in our markets directly on the coast remains light.

Average deposits in 2007 were $1.3 billion. Short-term and long-term borrowings consist of federal funds purchased, Federal Home Loan Bank ("FHLB") borrowings, overnight repurchase agreements and notes payable to our subsidiary statutory trusts issued in connection with trust preferred securities offerings. In December 2006, we issued an additional $15 million of trust preferred securities. Part of the funds were used to pay off a bank loan, and the remaining proceeds were used for general corporate purposes. In October of 2007, in order to complete the purchase of Peoples, we obtained a term bank loan in the amount of $38 million.

Our average equity as a percent of average total assets in 2007 was 10.47 percent, compared to 10.51 percent in 2006. Average equity in 2007 and 2006 included approximately $57 million and $45 million, respectively, recorded as intangible assets related to acquisitions accounted for as purchases.

Table 1

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006	2005	2004	2003
			(Dollars in thousands)		
Average Assets					
Cash and due from banks	$ 46,926	$ 46,423	$ 46,262	$ 36,593	$ 24,418
Federal funds sold	67,947	26,171	13,918	7,276	10,933
Interest-bearing deposits	23,248	370	241	566	52
Securities available for sale	142,449	125,634	137,202	160,737	155,690
Loans, net	1,127,813	984,219	942,034	718,340	365,221
Premises and equipment, net	56,480	44,038	38,773	36,009	13,637
Accrued income receivable	8,938	7,494	5,947	4,599	3,025
Other real estate owned, net	4,288	593	394	650	510
Intangible assets, net	57,293	45,364	46,127	46,885	4,181
Cash surrender value of life insurance	7,217	5,053	4,832	4,613	12
Other assets	15,441	12,191	2,855	1,755	1,906
Assets related to discontinued operations	0	0	31,598	91,656	99,011
Average Total Assets	$1,558,040	$1,297,550	$1,270,183	$1,109,679	$678,596
Average Liabilities and Shareholders' Equity					
Non-interest-bearing demand deposits	$ 174,867	$ 180,008	$ 207,091	$ 155,441	$ 87,901
Interest-bearing demand deposits	369,475	254,531	245,605	226,731	134,656
Savings deposits	84,102	92,319	119,874	96,808	35,361
Time deposits	649,153	515,370	428,841	349,685	226,424
Total deposits	1,277,597	1,042,228	1,001,411	828,665	484,342
Short-term borrowings	3,321	9,607	17,735	20,434	8,459
FHLB advances and long-term debt	99,687	99,270	83,358	50,030	12,621
Other liabilities	14,314	10,102	11,403	8,600	4,355
Liabilities related to discontinued operations	0	0	28,817	82,130	86,683
Shareholders' equity	163,121	136,343	127,459	119,820	82,136
Average Total Liabilities and Shareholders' Equity	$1,558,040	$1,297,550	$1,270,183	$1,109,679	$678,596

Loans

Average loan growth was strong from 2003 to mid-2005 as economic conditions in our markets were good. After the 2005 hurricane season and Hurricane Katrina, loan demand in our markets directly on the Gulf of Mexico slowed considerably. While our offices are well to the east of the areas most directly affected by Katrina, we believe that the psychological effects of the storms of 2004 and 2005, as well as severe problems in the property insurance industry, contributed to the slowdown in loan demand throughout our Gulf Coast beach markets that began in late 2005. Since then, additional downward pressure has been placed on the real estate market, especially in the coastal areas, as reduced demand has driven the steep decline in real estate prices that accelerated in 2007. Our average loan-to-deposit ratio was 90 percent in 2007 compared to

96 percent in 2006 and 95 percent in 2005. Our loan-to-deposit ratio at year-end 2007 was 89 percent compared to 91 percent at year-end 2006 and 95 percent at year-end 2005. The decrease in this rate is primarily attributable to the Peoples purchase.

Our lending strategy concentrates on originating loans with relatively short maturities or, in the case of loans with longer maturities, with floating rate arrangements when possible. Of our outstanding loans at December 31, 2007, $1.12 billion, or 68 percent, mature within one year or otherwise reprice within one year. Maintaining high levels of short-term and variable rate loans in our portfolio is a key component of our interest rate risk management strategy and was a key contributor to our improved net interest revenue and net interest margin during the recent rising interest rate environment. Net interest revenue and net interest margin decreased when the interest rate environment stabilized. Net interest revenue and the net interest margin are discussed more fully under "Results of Operations."

We offer, through third party arrangements, certain mortgage loan products that we sell to these third parties shortly after origination and that are therefore not retained in our loan portfolio. These products expand our mortgage loan product offerings and have generated significant fee income during the recent periods of lower mortgage rates. These fees have come from first and second home purchases as well as from substantial home refinancing volume. The rise in interest rates beginning in mid-2004, the severe hurricane season of 2005, and the downturn in the housing market nationwide has resulted in a slowdown in mortgage loan origination volume in several of our markets; however, first home purchase and refinancing volume in the metropolitan areas of Mobile and Montgomery have remained relatively stable.

Table 2 shows the distribution of our loan portfolio by major category at December 31, 2007, and at year-end for each of the previous four years. Included in commercial, financial and agricultural loans in 2007 are $48.4 million in commercial leases acquired in the Peoples merger. Table 3 depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

Table 2

DISTRIBUTION OF LOANS AND LEASES BY CATEGORY

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial, financial, and agricultural	$ 381,366	$ 196,136	$168,645	$176,145	$166,447
Real estate — construction	476,330	341,992	340,858	218,845	58,312
Real estate — mortgage	681,027	411,873	429,323	413,620	370,871
Consumer, installment and single pay	101,366	54,857	55,720	54,936	52,497
Total	1,640,089	1,004,858	994,546	863,546	648,127
Less: Unearned discount leases	(7,815)	0	0	0	0
Less: Deferred loan cost (unearned loan income), net	402	(123)	(1,194)	(1,339)	(748)
Total loans and leases	$1,632,676	$1,004,735	$993,352	$862,207	$647,379

Table 3

SELECTED LOANS AND LEASES BY TYPE AND MATURITY

	December 31, 2007 Maturing			
	Within One Year	After One But Within Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial, financial, and agricultural	$215,266	$122,385	$ 43,715	$ 381,366
Real estate — construction	361,966	102,551	11,813	476,330
Real estate — mortgage	192,335	281,131	207,561	681,027
	$769,567	$506,067	$263,089	$1,538,723
Loans maturing after one year with:				
Fixed interest rates		$365,525	$101,906	
Floating interest rates		140,542	161,183	
		$506,067	$263,089	

Securities

SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, requires that securities be classified into one of three categories: held to maturity, available for sale or trading. Securities classified as held to maturity are stated at amortized cost. Securities are classified as held to maturity if Management has the positive intent, and we have the ability, to hold the securities until they mature. Securities classified as available for sale are stated at fair value. Securities are classified as available for sale if they are to be held for indefinite periods of time, such as securities Management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risks, changes in liquidity needs, the need to increase regulatory capital or other similar factors. At December 31, 2007, all of our securities were in the available for sale category. At December 31, 2007, we held no trading securities or securities classified as held to maturity.

The maturities and weighted-average yields of securities available for sale at December 31, 2007, are presented in Table 4 at amortized cost using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life because of amortized principal payments or because borrowers may have the right to call or prepay obligations. Tax equivalent adjustments, using a 35 percent tax rate, have been made when calculating yields on tax- exempt obligations. Mortgage-backed securities are shown only in the total as these securities have monthly principal payments.

Table 4

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
December 31, 2007	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Securities available for sale										
U.S. Treasury securities	$ 799	4.91%	$ 298	5.05%	$ 0	0.00%	$ 0	0.00%	$ 1,097	4.95%
U.S. Government sponsored enterprises	25,329	4.43	45,549	4.72	23,271	5.29	2,999	4.75	97,148	4.78
State and political subdivisions	2,286	6.90	12,040	6.06	15,632	6.77	7,930	7.46	37,888	6.70
Other investments	0	0.00	1,003	3.57	0	0.00	1,418	4.67	2,421	4.21
Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00	105,072	5.27
Total securities available for sale	$28,414	4.64%	$58,890	4.98%	$38,903	5.88%	$12,347	6.48%	$243,626	5.29%

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2007, 2006 and 2005, are presented in the following table.

Table 5

AMORTIZED COST AND ESTIMATED FAIR VALUE OF INVESTMENT SECURITIES

	2007		2006		2005	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
			(Dollars in thousands)			
U.S. Treasury securities	$ 1,097	$ 1,112	$ 896	$ 902	$ 498	$ 498
U.S. Government sponsored enterprises	97,148	98,087	43,390	42,571	45,283	44,280
State and political subdivisions	37,888	38,374	44,138	44,665	47,629	48,318
Other investments	2,421	2,406	1,574	1,543	5,255	5,181
Mortgage-backed securities	105,072	105,898	29,526	28,817	34,872	34,077
Total securities available for sale	$243,626	$245,877	$119,524	$118,498	$133,537	$132,354

Deposits and Short-Term Borrowings

Average deposits increased at a rapid pace in 2005, growing from $828.7 million in 2004 to $1.0 billion in 2005, an increase of 20.8 percent. Our deposit mix, on average, did not significantly change in 2004 and 2005. In 2006, we saw a decrease in average savings deposits of $27.6 million. Most of the decrease occurred in our Florida market and appears to be a result of the slowdown which occurred after Hurricane Katrina. Also in 2006 we experienced an increase of $86.5 million in average time deposits. Part of this increase is a result of our efforts to offset the savings deposit decrease in Florida, and the remainder resulted from new account efforts in our other markets. The increase of $235.4 million from 2006 to 2007 was almost entirely attributable to the Peoples purchase, since deposit growth in our gulf coast markets slowed considerably. In 2006, our Florida Bank significantly increased its rates on time deposits in order to attract new deposits to fund loans. As these time deposits matured in 2007, the Florida Bank offered lower replacement rates. As a result, deposits at the Florida Bank decreased by approximately $42.1 million from December 31, 2006 to December 31, 2007.

We define core deposits as total deposits less certificates of deposit of $100,000 or more. Core deposits, as a percentage of total deposits, represented 76.7 percent and 72.4 percent at year-end 2007 and 2006, respectively. While our primary deposit-taking emphasis focuses on attracting and retaining core deposits from customers who will also use our other products and services, we have from time to time found it necessary to use non-core funding sources such as large certificates of deposit and other borrowed funds. This was the case in periods of very rapid loan growth such as we experienced during 2004 and 2005. We do not currently need to access our non-core funding sources, as internally generated funds are supplying our liquidity needs. While we might consider using non-core funding sources again during periods when loan growth exceeds core deposit growth, we currently intend to reduce our reliance on these sources of funds.

Table 6

AVERAGE DEPOSITS

	Average for the Year					
	2007		2006		2005	
	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid
	(Dollars in thousands)					
Non-interest-bearing demand deposits	$ 174,867		$ 180,008		$ 207,091	
Interest-bearing demand deposits	369,475	2.66%	254,531	1.99%	245,605	.98%
Savings deposits	84,102	1.92	92,319	2.16	119,874	1.25
Time deposits	649,153	5.01	515,370	4.47	428,841	3.05
Total average deposits	$1,277,597		$1,042,228		$1,001,411	

Table 7 reflects maturities of time deposits of $100,000 or more, including brokered deposits, at December 31, 2007. Deposits of $426.3 million in this category represented 23.3 percent of total deposits at year-end 2007, compared to $304.9 million representing 27.6 percent of total deposits at year-end 2006.

Table 7

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

At December 31, 2007			
Under 3 Months	3-12 Months	Over 12 Months	Total
(Dollars in thousands)			
$164,426	$211,191	$50,645	$426,262

Short-term borrowings include three items: (1) federal funds purchased; (2) securities sold under agreements to repurchase, which are overnight transactions with large corporate customers, commonly referred to as "repos"; and (3) other, representing borrowings from the FHLB and a short-term loan from an unrelated lender. We sold federal funds of $67.9 million on average during 2007 while average short-term borrowings were $3.3 million. During 2005, as Table 8 demonstrates, we relied much more than we have historically on short-term borrowings as a funding source to meet rapid loan growth; however, our liquidity position improved in 2006 and into 2007, and we relied less on short-term borrowings as a loan funding source.

Table 8

SHORT-TERM BORROWINGS

	2007			2006			2005		
	Maximum Month-End Balance	Average Balance During Year	Weighted-Average Interest Rate	Maximum Month-End Balance	Average Balance During Year	Weighted-Average Interest Rate	Maximum Month-End Balance	Average Balance During Year	Weighted-Average Interest Rate
	(Dollars In thousands)								
Federal funds purchased	$ 0	$ 47	5.06%	$ 0	$ 50	4.76%	$36,600	$ 8,126	3.27%
Securities sold under agreement to repurchase	5,002	3,028	2.43	17,018	9,557	4.41	10,297	9,096	1.98
Other	843	246	3.68	0	0	n/a	1,000	513	2.92
Total short-term borrowings		$3,321	2.47%		$9,607	4.41%		$17,735	2.60%

FHLB Advances and Long-term Debt

We have used FHLB advances in the past as an alternative to other funding sources with similar maturities. FHLB advances, as a funding source, are flexible and allow us to quickly obtain funding with the mix of maturities and rates that best suits our overall asset/liability management strategy. Our FHLB advances totaled $65.3 million at December 31, 2007 compared to $61.5 million as of December 31, 2006. We use our long-term FHLB advances primarily to fund loan originations. During 2007 we repaid FHLB advances as they matured in an effort to reduce our dependency on these types of funds. We acquired $45.1 million in FHLB advances in the Peoples purchase.

Of our outstanding FHLB advances at December 31, 2007, $50.3 million had fixed interest rates and one $15.0 million advance had a variable interest rate that reprices quarterly. Note 12 to the consolidated financial statements included in this Report on Form 10-K sets forth additional information relating to outstanding balances, scheduled maturities and rates of our FHLB advances.

In 2003, we increased our long-term borrowings by issuing a note payable to our wholly owned statutory trust subsidiary, BancTrust Capital Trust I (the "Trust"), which the Trust purchased with the $18 million proceeds of trust preferred securities it sold to investors. The note payable matures in December 2033. We pay interest on the note to the Trust, and the Trust pays dividends on the trust preferred securities quarterly. The interest rate we and the Trust pay is reset quarterly at Three-Month LIBOR plus 290 basis points. We used the proceeds from the note payable to finance a portion of the purchase price for CommerceSouth, Inc. We do not have the option to repay any amounts of the note payable until December 2008.

In 2006, we again increased our long-term borrowings by issuing a note payable to our wholly owned statutory trust subsidiary, BancTrust Capital Trust II ("Trust II"), which Trust II purchased with the $15 million proceeds of trust preferred securities it sold to an investor. The note payable matures in 2037. We pay interest on the note to Trust II, and Trust II pays dividends on the trust preferred securities quarterly. The interest rate we and Trust II pay is reset quarterly at Three-Month LIBOR plus 164 basis points. We used $7.5 million of the proceeds from the note payable to repay a bank loan. The remainder was used for general corporate purposes. We do not have the option to repay any amounts of the note payable until 2012.

In 2007, we obtained a $38 million term loan which we used to finance a portion of the purchase price for The Peoples BancTrust Company. The loan matures in October of 2010 and bears an interest rate of one month LIBOR plus 145 basis points. This loan is carried as Long-term Debt.

Asset/Liability Management

The purpose of asset/liability management is to maximize return while minimizing risk. Maximizing return means achieving or exceeding our profitability and growth goals. Minimizing risk means managing four key risk factors: (1) liquidity; (2) interest rate sensitivity; (3) capital adequacy; and (4) asset quality. Our asset/liability management involves a comprehensive approach to Statement of Condition management that meets the risk and return criteria established by Management and the Board of Directors. Management does not typically use derivative financial instruments as part of the asset/liability management process.

Our primary market risk is our exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing the effects of changes in market rates of interest on operating results and asset and liability fair values. A key component of our interest rate risk management strategy is to manage and match the maturity and repricing characteristics of our assets and liabilities.

We use modeling techniques to simulate the effects various changes in market rates of interest would have on our interest income and on the fair values of our assets and liabilities. Important elements that affect the risk profile of our Statement of Condition in interest rate risk modeling include the mix of floating versus fixed rate assets and liabilities and the scheduled, as well as expected, repricing and maturing volumes and rates of assets and liabilities. Using the Interest Sensitivity Analysis presented in Table 11, applying a scenario simulating a hypothetical 100 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities, we would expect a net increase in net interest income of $543 thousand for the year following the rate increase. Using a scenario simulating a hypothetical 100 basis point decrease, we would expect a net decrease in net interest income of $3.8 million for the year following the rate decrease. These hypothetical examples are not a precise indicator of future events or of the actual effects such rate increases or decreases would have on our financial condition and operating results. Instead, they are reasonable estimates of the results anticipated if the assumptions used in the modeling techniques were to occur.

Liquidity

Liquidity represents the ability of a bank to meet its funding needs with its available sources of funds. It represents our ability to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and the liability side of the Statement of Condition. On the asset side, liquidity is provided by marketable investment securities, maturing loans, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. In addition to our ability to meet liquidity demands through current assets and liabilities, we have available, if needed, federal funds lines of credit of $81.5 million and FHLB lines of credit $31.3 million. Our Asset/Liability Committee, which is made up of certain members of Management and the Board of Directors, monitors our liquidity position and formulates and, when appropriate, implements corrective measures in the event certain liquidity parameters are exceeded.

The Consolidated Statements of Cash Flows provide an analysis of cash from operating, investing, and financing activities. Cash flows from operating activities provided $20.8 million in 2007 compared to $12.6 million in 2006 and $20.5 million in 2005. Net cash from investing activities provided $60.1 million in 2007 compared to net cash used in investing activities of $19.1 million in 2006 primarily due to the purchase of The People BancTrust Company. Net cash used in financing activities was $81.1 million compared to net cash provided by financing activities of $38.2 million in 2006, due primarily to the decrease in deposits of $71.7 million. The net decrease in cash and cash equivalents was $162 thousand in 2007, compared to a net increase of $31.7 million in 2006 and $40.7 million in 2005. We acquired net cash and cash equivalents of $22.2 million in 2007 through the purchase of Peoples.

Contractual Obligations

Table 9 presents information about our contractual obligations, which by their terms are not short-term, at December 31, 2007.

Table 9

CONTRACTUAL OBLIGATIONS

	One Year or Less	Over One to Three Years	Four to Five Years	More Than Five Years	Total
		(Dollars in thousands)			
FHLB advances and long-term debt(1)	$ 43,245	$ 48,338	$ 0	$45,758	$137,341
Operating leases	529	896	468	1,683	3,576
Tax contingencies	130	578	257	0	965
Payments to pension plan	1,000	0	0	0	1,000
Certificates of deposit	759,862	73,937	16,311	1,188	851,298
Total	$804,766	$123,749	$17,036	$48,629	$994,180

(1) Refer to Note 12 in the consolidated financial statements, "Federal Home Loan Bank Advances and Long-Term Debt," for additional information about these obligations, including certain redemption features.

Off-Balance Sheet Arrangements

The Company, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer's repayment of an outstanding loan or financial obligation. In a performance standby letter of credit, the Company guarantees a customer's performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2007 was $34.4 million, and that sum represents the Company's maximum credit risk. At December 31, 2007, the Company had $344 thousand of unearned fees associated with standby letter of credit agreements. The Company holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

Table 10 presents information about our off-balance sheet arrangements at December 31, 2007.

Table 10

OFF-BALANCE SHEET ARRANGEMENTS

	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
		(Dollars in thousands)		
Lines of credit — unused	$222,260	$30,708	$13,951	$266,919
Standby letters of credit	33,350	1,091	0	34,441
Total	$255,610	$31,799	$13,951	$301,360

Interest Rate Sensitivity

Management attempts to maintain a proper balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market by monitoring our interest rate sensitivity. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities is compared within certain time categories. By identifying mismatches in repricing opportunities within a time category, we can identify interest rate risk. The interest sensitivity analysis presented in Table 11 is based on this type of gap analysis, which assumes that rates earned on interest-earning assets and rates paid on interest-bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities typically change at different times and in varying amounts.

Changes in the composition of interest-earning assets and interest-bearing liabilities can increase or decrease net interest revenue without affecting interest rate sensitivity. The interest rate spread between assets and their corresponding liabilities can be significantly changed while the repricing interval for both remains unchanged, thus impacting net interest revenue. Over a period of time, net interest revenue can increase or decrease if one side of the Statement of Condition reprices before the other side. An interest sensitivity ratio of 100 percent (earning assets divided by interest-bearing liabilities), which represents a matched interest rate sensitive position, does not guarantee maximum net interest revenue. Management evaluates several factors, including the general direction of interest rates, before making adjustments to earning assets. Management tries to determine the type of investment and the maturity needed to maximize net interest revenue while minimizing interest rate risk. Management may, from time to time, accept calculated risks associated with interest rate sensitivity in an attempt to maximize net interest revenue. We have not in the past used derivative financial instruments to manage interest rate sensitivity, however, in the recent Peoples merger, we acquired an interest rate contract. Peoples purchased the interest rate contract to manage interest rate risk in its loan portfolio. The contract has a notional amount of $50 million, indexed to prime, with an index strike (floor) of 6.5%. If prime rate falls below 6.5%, then we will receive the difference between the interest on $50 million calculated at the current prime rate and the interest on $50 million calculated at the index strike price of 6.5%. The interest rate contract expires in 2011.

At December 31, 2007, our three-month gap position (interest-earning assets divided by interest-bearing liabilities) was 92.9 percent, and our twelve-month cumulative gap position was 83.5 percent. Both positions were within the range established by Management as acceptable. Our three-month gap position indicates that, in a period of rising interest rates, each $0.93 of earning assets that reprice upward during the three months would be accompanied by $1.00 in interest-bearing liabilities repricing upward during the same period. Thus, under this scenario, net interest revenue could be expected to decrease during the three-month period of rising rates, as interest expense increases would exceed increases in interest income. Likewise, our twelve-month gap position indicates that each $0.84 of interest-earning assets that reprices upward during such period would be accompanied by upward repricing of $1.00 in interest-bearing liabilities resulting in a decrease in net interest revenue. In a period of falling rates, the opposite effect might occur. While certain categories of liabilities are contractually tied to interest rate movements, most, including deposits, are subject only to competitive pressures and do not necessarily reprice directly with changes in market rates. Management has some flexibility when adjusting rates on these products. Therefore, the repricing of assets and liabilities would not necessarily take place at the same time and in the same amounts.

The following table summarizes our interest-sensitive assets and liabilities as of December 31, 2007. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities. Investment securities are included in the period in which they are scheduled to mature. Certificates of deposit are presented according to contractual maturity dates.

Table 11

INTEREST SENSITIVITY ANALYSIS

	December 31, 2007				
	Interest Rate Sensitive Within (Cumulative)			Non-Interest Rate Sensitive Within 5 Years	Total
	3 Months	3-12 Months	1-5 Years		
	(Dollars in thousands)				
INTEREST-EARNING ASSETS					
Loans and leases(1)	$ 853,556	$1,120,419	$1,488,018	$152,071	$1,640,089
Unearned income	0	0	0	(7,413)	(7,413)
Less allowance for loan losses	0	0	0	(23,775)	(23,775)
Net loans	853,556	1,120,419	1,488,018	120,883	1,608,901
Investment securities	51,519	69,200	133,146	112,731	245,877
Federal funds sold	59,400	59,400	59,400	0	59,400
Interest-bearing deposits in other financial institutions	11,215	11,215	11,215	0	11,215
Total interest-earning assets	$ 975,690	$1,260,234	$1,691,779	$233,614	$1,925,393
INTEREST-BEARING LIABILITIES					
Non-interest-bearing deposits	$ 0	$ 0	$ 0	$242,243	$ 242,243
Interest-bearing demand deposits	629,220	629,220	629,220	0	629,220
Savings deposits(2)	0	0	0	105,166	105,166
Large denomination time deposits	164,426	375,617	416,633	9,629	426,262
Other time deposits	162,205	384,245	417,166	7,870	425,036
Short-term borrowings	4,198	4,198	4,198	0	4,198
FHLB advances and long-term debt	90,096	115,266	125,604	11,737	137,341
Total interest-bearing liabilities	$1,050,145	$1,508,546	$1,592,821	$376,645	$1,969,466
Interest rate sensitivity gap	$ (74,455)	$ (248,312)	$ 98,958		
Interest-earning assets/interest-bearing liabilities	.93	.84	1.06		
Interest rate sensitivity gap/interest-earning assets	(.08)	(.20)	.06		

(1) Non-accrual loans are included in the "Non-Interest Rate Sensitive Within 5 Years" category.

(2) Certain types of savings accounts are included in the "Non-Interest Rate Sensitive Within 5 Years" category. In Management's opinion, these liabilities do not reprice in the same proportions as interest rate-sensitive assets, as they are not responsive to general interest rate changes in the economy.

Capital Resources

Tangible shareholders' equity (shareholders' equity less goodwill, other intangible assets and accumulated other comprehensive income) was $141.2 million at December 31, 2007 compared to $94.4 million at December 31, 2006 and $86.3 million at December 31, 2005. At year-end 2007, our Tier 1 capital ratio was 9.60%, a decrease from 11.51% at year-end 2006. The decrease resulted primarily from purchase accounting and the acquisition of Peoples.

In December 2003, we formed a wholly-owned statutory trust subsidiary (the "Trust"). The Trust issued $18.0 million of trust preferred securities guaranteed by BancTrust on a junior subordinated basis. We obtained the proceeds from the Trust's sale of trust preferred securities by issuing junior subordinated debentures to the Trust and used the proceeds to partially finance the purchase price of CommerceSouth, Inc. In December 2006, we formed another wholly-owned statutory trust subsidiary ("Trust II"). Trust II issued $15.0 million of trust preferred securities guaranteed by BancTrust on a junior subordinated basis. We obtained the proceeds from Trust II's sale of trust preferred securities by issuing junior subordinated debentures to Trust II and used the proceeds to repay $7.5 million of long-term debt and for general corporate purposes. Under revised Interpretation No. 46 ("FIN 46R") promulgated by Financial Accounting Standards Board ("FASB"), both the Trust and Trust II must be deconsolidated with us for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve Board adopted changes to its capital rules with respect to the regulatory capital treatment afforded to trust preferred securities. The Federal Reserve Board's rules permit qualified trust preferred securities and other restricted capital elements to be included as Tier 1 capital up to 25% of core capital. We believe that our trust preferred securities qualify under these revised regulatory capital rules and expect that we will continue to treat our $33.0 million of trust preferred securities as Tier 1 capital. For regulatory purposes, the trust preferred securities are added to our tangible common shareholders' equity to calculate Tier 1 capital.

Our leverage ratio, defined as tangible shareholders' equity divided by quarterly average assets, was 8.86% at year-end 2007 compared to 10.02% at year-end 2006. The Federal Reserve and the FDIC require bank holding companies and banks to maintain certain minimum levels of capital as defined by risk-based capital guidelines. These guidelines consider risk factors associated with various components of assets, both on and off the Statement of Condition. Under these guidelines, capital is measured in two tiers, and these capital tiers are used in conjunction with "risk-based" assets in determining "risk-based" capital ratios. Our capital ratios expressed as a percentage of total risk-adjusted assets, for Tier 1 and Total Capital were 9.60 percent and 10.84 percent, respectively, at December 31, 2007. We exceeded the minimum risk-based capital guidelines at December 31, 2007, 2006, and 2005. The minimum guidelines are shown in Table 12. (*See* "Management's Discussion and Analysis — Capital Adequacy," and Note 16 of Notes to Consolidated Financial Statements).

Table 12

RISK-BASED CAPITAL

	December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Tier 1 capital —			
Tangible common shareholders' equity	$ 141,191	$ 94,410	$ 86,274
Payable to business trust	33,000	33,000	18,000
Total Tier 1 capital	$ 174,191	$ 127,410	$ 104,274
Tier 2 capital —			
Allowable portion of the allowance for loan losses	$ 22,449	$ 13,860	$ 13,449
Total capital (Tier 1 and Tier 2)	$ 196,640	$ 141,270	$ 117,723
Risk-adjusted assets	$1,814,850	$1,106,511	$1,074,813
Quarterly average assets	1,965,667	1,271,077	1,241,353
Risk-based capital ratios:			
Tier 1 capital	9.60%	11.51%	9.70%
Total capital (Tier 1 and Tier 2)	10.84%	12.77%	10.95%
Minimum risk-based capital guidelines:			
Tier 1 capital	4.00%	4.00%	4.00%
Total capital (Tier 1 and Tier 2)	8.00%	8.00%	8.00%
Tier 1 leverage ratio	8.86%	10.02%	8.40%

Results of Operations

Net Interest Revenue

Net interest revenue, the difference between amounts earned on interest-earning assets and the amounts paid on interest-bearing liabilities, is the most significant component of earnings for a financial institution. Major factors influencing net interest revenue are changes in interest rates, changes in the volume of assets and liabilities and changes in the asset/liability mix. Presented in Table 13 is an analysis of net interest revenue, weighted-average yields on interest-earning assets and weighted-average rates paid on interest-bearing liabilities for the past three years.

Net yield on interest-earning assets is net interest revenue, on a tax equivalent basis, divided by total average interest-earning assets. This ratio is a measure of our effectiveness in pricing interest-earning assets and funding them with both interest-bearing and non-interest-bearing liabilities. Our net yield in 2007, on a tax equivalent basis, decreased 66 basis points to 3.95 percent compared to 4.61 percent in 2006. From mid-2004 through mid-2006, rising interest rates and a large increase in our loan volume resulted in an increase to our net yield. This trend continued until the Federal Reserve stopped increasing rates in mid-2006. The Federal Reserve's monetary policy, combined with slower loan growth in 2006, resulted in margin compression. In 2006 and 2007 several loans were placed on non-accrual, adding to the reduced net interest margin in 2007. Our liquidity position improved in the latter part of 2006, and in 2007 we became less aggressive in pricing deposits. This proved to be a prudent decision as loan demand decreased, and we experienced a more stable net interest margin.

From August of 2007 and into early 2008 the Federal Reserve has reduced rates 225 basis points, and our net interest margin has remained stable during this time. Further cuts could erode our margin by limiting our ability to offset point for point asset yield reductions with liability costs. Liability cost reductions could be restrained by competition for deposits as well as the inability to aggressively lower deposit rates below the already low levels in some categories.

Table 13

NET INTEREST REVENUE

	2007			2006			2005		
	Average Amount Outstanding	Average Rate	Interest Earned/ Paid	Average Amount Outstanding	Average Rate	Interest Earned/ Paid	Average Amount Outstanding	Average Rate	Interest Earned/ Paid
				Dollars in thousands					
Interest-earning assets									
Taxable securities	$ 99,996	5.33%	$ 5,334	$ 80,467	4.78%	$ 3,845	$ 88,054	4.22%	$ 3,714
Non-taxable securities	42,453	4.06	1,722	45,167	4.02	1,817	49,148	4.07	2,002
Total securities	142,449	4.95	7,056	125,634	4.51	5,662	137,202	4.17	5,716
Loans and leases(1)	1,147,714	8.03	92,126	999,034	8.13	81,214	952,701	7.00	66,707
Federal funds sold	67,947	5.24	3,560	26,171	4.94	1,292	13,918	3.38	470
Interest-bearing deposits	23,248	5.52	1,283	370	5.41	20	241	4.98	12
Total interest-earning assets	1,381,358	7.53	104,025	1,151,209	7.66	88,188	1,104,062	6.60	72,905
Non-interest-earning assets									
Cash and due from banks	46,926			46,423			46,262		
Premises and equipment, net	56,480			44,038			38,773		
Other real estate owned, net	4,288			593			394		
Other assets	31,596			24,738			13,634		
Intangible assets, net	57,293			45,364			46,127		
Assets of discontinued operations	0			0			31,598		
Allowance for loan losses	(19,901)			(14,815)			(10,667)		
Total	$1,558,040			$1,297,550			$1,270,183		
Interest-bearing liabilities									
Interest-bearing demand and savings deposits	$ 453,577	2.52%	$ 11,448	$ 346,850	2.03%	$ 7,053	$ 365,479	1.07%	$ 3,912
Time deposits	649,153	5.01	32,523	515,370	4.47	23,034	428,841	3.05	13,089
Short-term borrowings	3,321	2.47	82	9,607	4.41	424	17,735	2.60	461
FHLB advances and long-term debt	99,687	6.21	6,192	99,270	5.45	5,412	83,358	4.08	3,399
Total interest-bearing liabilities	1,205,738	4.17	50,245	971,097	3.70	35,923	895,413	2.33	20,861
Non-interest-bearing liabilities									
Non-interest bearing demand deposits	174,867			180,008			207,091		
Liabilities of discontinued operations	0			0			28,817		
Other liabilities	14,314			10,102			11,403		
	189,181			190,110			247,311		
Shareholders' equity	163,121			136,343			127,459		
Total	$1,558,040			$1,297,550			$1,270,183		
Net Interest Revenue		3.36%	$ 53,780		3.96%	$52,265		4.27%	$52,044
Net yield on interest-earning assets		3.89%			4.54%			4.72%	
Tax equivalent adjustment		0.06			0.07			0.08	
Net yield on interest-earning assets (tax equivalent)		3.95%			4.61%			4.80%	

(1) Loans classified as non-accrual are included in the average volume classification. Loan fees of $1,194, $2,252 and $3,411 for the years ended 2007, 2006 and 2005, respectively, are included in the interest amounts for loans.

Table 14 reflects the changes in our sources of taxable-equivalent interest income and expense between 2007 and 2006 and between 2006 and 2005. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

Tax-equivalent net interest revenue in 2007 was slightly higher than 2006. Total interest revenue increased by $15.8 million, while total interest expense increased by $14.3 million. The increases in both total interest revenue and total interest expense were primarily attributable to volume rather than to changes caused by interest rates. Due to decreased loan demand in certain markets, we lowered our deposit rates. The decrease in rates we paid on deposits resulted in a substantial decrease in total deposits in these markets.

Tax-equivalent net interest revenue in 2006 was approximately the same as in 2005. Total interest revenue increased by $15.2 million, while total interest expense increased by $15.1 million. The increases in both total interest revenue and total interest expense were primarily caused by rising interest rates. The change in outstanding interest earning assets and interest bearing liabilities had less influence on tax-equivalent net interest revenue in 2006 compared to 2005.

Table 14

ANALYSIS OF TAXABLE-EQUIVALENT INTEREST INCREASES (DECREASES)

	2007 Change From 2006			2006 Change From 2005		
		Increase (Decrease) Due to(1)			Increase (Decrease) Due to(1)	
	Total Change	Volume	Rate	Total Change	Volume	Rate
	Dollars in thousands					
Interest revenue:						
Taxable securities	$ 1,489	$ 971	$ 518	$ 131	$ (344)	$ 475
Non-taxable securities	(138)	(158)	20	(268)	(235)	(33)
Total securities	1,351	813	538	(137)	(579)	442
Loans and leases	10,912	12,073	(1,161)	14,507	3,636	10,871
Federal funds sold	2,268	2,073	195	822	491	331
Deposits	1,263	1,237	26	8	7	1
Total	15,794	16,196	(402)	15,200	3,555	11,645
Interest expense:						
Interest-bearing demand and savings deposits	4,395	2,407	1,988	3,141	(361)	3,502
Other time deposits	9,489	6,228	3,261	9,945	3,443	6,502
Short-term borrowings	(342)	(242)	(100)	(37)	(259)	222
FHLB advances and long-term debt	780	26	754	2,013	809	1,204
Total	14,322	8,419	5,903	15,062	3,632	11,430
Net interest revenue	$ 1,472	$ 7,777	$(6,305)	$ 138	$ (77)	$ 215

(1) The change in interest revenue and expense due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses is the charge to earnings that is added to the allowance for loan losses in order to maintain the allowance at a level that is adequate to absorb inherent losses in our loan portfolio. Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Risk management procedures are in place to ensure that potential problem loans are identified.

Management's evaluation of each loan includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, work-out and collection arrangements and possible concentrations of credit. The loan review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, economic factors and other risk factors. Each quarter this review is quantified in a report prepared by loan review officers and delivered to Management, which uses the report to determine whether any adjustments to the allowance for loan losses are appropriate. Management submits these quarterly reports to BancTrust's Board of Directors. The amount of the allowance is affected by: (i) loan charge-offs, which decrease the allowance; (ii) recoveries on loans previously charged-off, which increase the allowance; and (iii) the provisions for loan losses charged to income, which increase the allowance.

Table 15 sets forth certain information with respect to our average loans, allowance for loan losses, charge-offs and recoveries for the five years ended December 31, 2007.

Table 15

SUMMARY OF LOAN LOSS EXPERIENCE

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance for loan losses —					
Balance at beginning of year	$ 16,328	$ 14,013	$ 9,608	$ 7,786	$ 4,898
Balance of acquired banks	6,740	0	0	0	3,424
Charge-offs					
Commercial, financial and agricultural	2,170	1,797	1,095	1,254	1,904
Real estate- construction	8,831	7	0	0	0
Real estate — mortgage	876	518	131	568	102
Installment	828	316	428	497	626
Total charge-offs	12,705	2,638	1,654	2,319	2,632
Recoveries					
Commercial, financial and agricultural	476	159	133	63	37
Real estate — construction	95	0	0	0	0
Real estate — mortgage	63	43	39	16	19
Installment	343	157	162	165	199
Total recoveries	977	359	334	244	255
Net charge-offs	11,728	2,279	1,320	2,075	2,377
Provision charged to operating expense	12,435	4,594	5,725	3,897	1,841
Allowance for loan and lease losses — balance at end of year	$ 23,775	$ 16,328	$ 14,013	$ 9,608	$ 7,786
Loans and leases at end of year, net of unearned income	$1,632,676	$1,004,735	$993,352	$862,207	$647,379
Ratio of ending allowance to ending loans and leases	1.46%	1.63%	1.41%	1.11%	1.20%
Average loans and leases, net of unearned income	$1,147,714	$ 999,034	$952,701	$726,791	$370,004
Non-performing loans and leases from continuing operations	36,026	16,208	6,762	2,947	3,553
Ratio of net charge-offs to average loans and leases	1.02%	.23%	.14%	.29%	.64%
Ratio of ending allowance to total non-performing loans	65.99%	100.74%	207.23%	326.03%	219.14%

Net charge-offs were $11.7 million in 2007 compared to $2.3 million in 2006 and $1.3 million in 2005. The allowance for loan losses as a percentage of loans was 1.46 percent at December 31, 2007, 1.63 percent at December 31, 2006 and 1.41 percent at December 31, 2005.

The increase in net charge-offs and the purchase of Peoples, which had a ratio of ending allowance to ending loans at the acquisition date of 1.00%, resulted in a decrease, to 1.46%, in our ratio of ending allowance to ending loans, from 1.63% in 2006, despite our significant increase in the provision charged to operating expense. The provision charged to operating expense was $12.4 million in 2007 compared to $4.6 million in 2006. The greater than normal charge-offs, particularly in real estate construction loans, is attributable to the real estate market slow-down in our coastal markets. Management believes the increase in the provision charged to operating expense is warranted due to increased charged-off loans, the increase in non-performing loans and the decrease in the ratio of allowance for loan losses to non-performing loans. Loan charge-offs, changes in risk grades and adjustments to allocations on individual loans also affected the allocation of the allowance for loan losses. The changes in the allocation of the allowance for loan losses (*see* table 16) from 2007 to 2006 are primarily attributable to the increase in non-performing loans secured by real estate.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio, including non-performing loans, and adjusts the allowance when appropriate. Management believes the current methodology used to determine the required level of reserves is adequate, and Management considered the allowance adequate at December 31, 2007. Deterioration of the credit quality of loans in our portfolio, especially loans along the immediate Gulf Coast, could lead to an increase in the provision for loan losses in future periods.

Table 16

ALLOCATION OF THE ALLOWANCE FOR LOAN AND LEASE LOSSES

	2007		2006		2005	
	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Commercial, financial & agricultural	$ 5,363	23.25%	$ 3,962	19.52%	$ 4,443	16.96%
Real estate	15,637	70.57	11,643	75.02	8,513	77.44
Installment	2,775	6.18	723	5.46	1,057	5.60
Total	$23,775	100.00%	$16,328	100.00%	$14,013	100.00%

	2004		2003	
	Allowance Allocation	Percentage of Loans in Each Category to Total Loans	Allowance Allocation	Percentage of Loans in Each Category to Total Loans
	(Dollars in thousands)			
Commercial, financial & agricultural	$5,709	20.40%	$5,466	25.68%
Real estate	3,295	73.24	1,675	66.22
Installment	604	6.36	645	8.10
Total	$9,608	100.00%	$7,786	100.00%

Non-Performing Assets

Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned. Commercial, business and installment loans are classified as non-accrual by Management upon the earlier of: (i) a determination that collection of interest is doubtful; or (ii) the time at which such loans become 90 days past due unless collateral or other circumstances reasonably assure full collection of principal and interest.

Table 17 sets forth certain information with respect to accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned, all with respect to continuing operations. Non-performing loans were $36.0 million at year-end 2007 compared to $16.2 million at year-end 2006. Loans on non-accrual increased to $36.0 million from $15.3 million at December 31, 2006, primarily a result of placing several real estate loans along our coastal markets on non-accrual. As previously discussed, we have experienced a substantial slow-down in the real estate markets along our gulf coast markets. Management anticipates foreclosing on the collateral securing the loans to these borrowers and has reserved an amount in the allowance for loan losses to cover the anticipated losses on these loans. These anticipated losses were considered in Management's evaluation of the allowance for loan losses. Management continues to monitor these loans and other real estate loans along our coastal markets and meets regularly with local BancTrust personnel to discuss and evaluate these loans, other potential problem loans, and the overall economic conditions within the market. The allowance for loan losses as a percentage of loans decreased to 1.46% at December 31, 2007 from 1.63% at December 31, 2006. (see Table 15).

Total non-performing assets as a percentage of loans and other real estate owned at year-end 2007 was 3.07 percent compared to 1.74 percent at year-end 2006 and .72 percent at year-end 2005.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. BancTrust identified $17.6 million of loans acquired from Peoples to which the application of the provisions of SOP 03-03 was required and charged-off approximately $293 thousand related to these loans.

Table 17

SUMMARY OF NON-PERFORMING ASSETS OF CONTINUING OPERATIONS

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Accruing loans 90 days or more past due	$ 25	$ 0	$ 551	$ 51	$ 64
Loans on non-accrual	36,001	15,293	5,267	1,924	2,489
Renegotiated loans	0	915	944	972	1,000
Total non-performing loans	36,026	16,208	6,762	2,947	3,553
Other real estate owned	14,524	1,250	428	664	1,055
Total non-performing assets	$50,550	$17,458	$7,190	$3,611	$4,608
Accruing Loans 90 days or more past due as a percentage of loans and leases	0.00%	0.00%	0.06%	0.01%	0.01%
Total non-performing loans as a percentage of loans and leases	2.21%	1.61%	0.68%	0.34%	0.55%
Total non-performing assets as a percentage of loans, leases and other real estate owned	3.07%	1.74%	0.72%	0.42%	0.71%

Details of Non-Accrual Loans

The impact of non-accrual loans on interest income over the past five years is shown in Table 18. Not included in the table are potential problem loans totaling $21.5 million at December 31, 2007. The increase in potential problem loans of $10.8 million since September 30, 2007 results primarily from the Peoples purchase. Potential problem loans are loans as to which Management had serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the standards for, and are therefore not included in, non-performing assets. Management, however, classifies potential problem loans as either doubtful or substandard. These loans were considered in determining the adequacy of the allowance for loan losses and are closely and regularly monitored to protect BancTrust's interests.

Table 18

DETAILS OF NON-ACCRUAL LOANS

	2007	2006	2005	2004	2003
		(Dollars in thousands)			
Principal balance at December 31,	$36,001	$15,293	$5,267	$1,924	$2,489
Interest that would have been recorded under original terms for the years ended December 31,	$ 2,374	$ 1,211	$ 430	$ 145	$ 111
Interest actually recorded in the financial statements for the years ended December 31,	$ 1,816	$ 452	$ 155	$ 69	$ 30

Non-Interest Revenue and Non-Interest Expense

Non-interest revenue was $14.6 million in 2007 compared to $11.6 million in 2006, an increase of 25.8 percent. Service charges on deposit accounts increased 47.8 percent. Non-interest revenue was affected by the acquisition completed in the fourth quarter of 2007. Trust revenue increased 36.5 percent. Trust revenue increased due to the volume of accounts and the acquisition completed in the fourth quarter of 2007. Mortgage fee income, the largest component of other income, charges and fees, decreased $497 thousand, or 19.3 percent, in 2007 compared to 2006. Mortgage fee income has been impacted by the slow-down in the real estate market, particularly, second home purchase volume in our coastal markets. We believe the slow-down in our coastal markets is attributable to the severe storms in 2004 and 2005, to the inability in certain circumstances to obtain insurance on real estate within these markets, and the overall slow-down in secondary real estate markets.

Table 19

NON-INTEREST REVENUE

	Year-Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Non-Interest Revenue:			
Service charges on deposit accounts	$ 6,983	$ 4,726	$ 4,450
Trust revenue	3,044	2,229	1,743
Securities gains (losses), net	3	(44)	125
Other income, charges and fees	4,591	4,709	4,669
Total	$14,621	$11,620	$10,987

One measure of performance in the banking industry is the efficiency ratio, calculated as non-interest expense divided by net interest revenue (tax adjusted) plus non-interest revenue. A lower efficiency ratio indicates a more efficient company. The ratio can be lowered by increasing revenue or by decreasing expenses. Our efficiency ratio in 2007 was 69.1 percent compared to 61.4 percent in 2006, and the decrease in the net interest margin in 2007 was the primary contributor to the negative change. Included in the efficiency ratio calculation was $1.2 million in intangible amortization in 2007 and $749 thousand in intangible amortization expense in 2006.

Non-interest expense increased 20.3 percent in 2007 compared to 2006. Most of this increase is attributable to the acquisition we completed early in the fourth quarter of 2007. Salary and benefit expense, advertising expenditures, accounting fees and office supplies increased in anticipation of and as a direct result of the acquisition. Furniture and equipment expense increased $783 thousand and occupancy expense increased $1.4 million. The acquisition contributed to a substantial part of this increase, as did the opening of several new branches and the upgrade of our core processing system in 2007. Advertising expense increased due to a new marketing initiative focused on capturing market share from institutions affected by the recent disruptions in our Mobile market related to several regional bank mergers. Since the completion of our merger with

Peoples, we have experienced a decrease in certain non-interest expense categories. We anticipate continued cost savings in 2008 related to the merger.

Table 20

NON-INTEREST EXPENSE

	Year-Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Non-Interest Expense:			
Salaries	$18,661	$14,557	$13,826
Pension and other employee benefits	5,503	6,832	6,104
Furniture and equipment expense	3,718	2,935	2,990
Net occupancy expense	4,501	3,100	2,821
Intangible amortization	1,227	749	749
Other expense	14,163	11,529	10,772
Total	$47,773	$39,702	$37,262

Income Taxes

Income tax expense from continuing operations was $2.0 million in 2007 compared to $6.3 million in 2006 and $6.8 million in 2005. Our effective combined tax rate from continuing operations was 24.5 percent in 2007 compared to 32.2 percent in 2006 and 33.8 percent in 2005. The change in the effective combined tax rate from 2007 to 2006 is attributable in part to the decrease in taxable income. Non-taxable income was relatively unchanged.

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, Management believes our financial results are influenced more by Management's ability to react to changes in interest rates than by inflation.

Except as discussed in this Management's Discussion and Analysis, Management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations of the Company. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2007				
	First	Second	Third	Fourth	Total
	(Dollars in thousands except per share amounts)				
Interest revenue	$23,750	$23,920	$22,842	$33,513	$104,025
Interest expense	11,670	11,720	10,811	16,044	50,245
Net interest revenue	12,080	12,200	12,031	17,469	53,780
Provision for loan losses	786	2,933	1,167	7,549	12,435
Non-interest revenue	2,991	3,183	3,234	5,213	14,621
Non-interest expense	10,767	10,843	10,812	15,351	47,773
Income before income taxes	3,518	1,607	3,286	(218)	8,193
Income tax expense	1,067	351	927	(338)	2,007
Net income	$ 2,451	$ 1,256	$ 2,359	$ 120	$ 6,186
Basic income per share	$ .22	$ .11	$ .21	$ .01	$ .49
Diluted income per share	$ .22	$ .11	$ .21	$ .01	$ .49

	2006				
	First	Second	Third	Fourth	Total
	(Dollars In thousands except per share amounts)				
Interest revenue	$20,670	$21,841	$22,743	$22,934	$88,188
Interest expense	7,344	8,478	9,609	10,492	35,923
Net interest revenue	13,326	13,363	13,134	12,442	52,265
Provision for loan losses	692	691	1,199	2,012	4,594
Non-interest revenue	2,682	2,729	3,288	2,921	11,620
Non-interest expense	9,781	9,571	10,060	10,290	39,702
Income before income taxes	5,535	5,830	5,163	3,061	19,589
Income tax expense	1,808	1,937	1,742	816	6,303
Net income	$ 3,727	$ 3,893	$ 3,421	$ 2,245	$13,286
Basic income per share	$ .33	$ .35	$ .31	$ .20	$ 1.19
Diluted income per share	$ .33	$ .35	$ .30	$ .20	$ 1.17

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The information required by this Item 7A is included in Item 7 beginning on page 35 under the headings "Asset/Liability Management" and "Liquidity" and on page 37 under the heading "Interest Rate Sensitivity."

Item 8. ***Financial Statements and Supplementary Data***

Management's Report on Financial Statements

The Management of BancTrust Financial Group, Inc. is responsible for the preparation, content, integrity, objectivity and reliability of the financial statements and all other financial information included in this Annual Report on Form 10-K. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, Management made judgments and estimates based upon currently available facts, events and transactions.

Management depends upon the Company's accounting system and internal control structure to meet its responsibility for the reliability of these statements. These systems and controls are designed to provide reasonable assurance that the assets are safeguarded from material loss and that the transactions executed are in accordance with Management's authorizations and are properly recorded in the financial records. The concept of reasonable assurance recognizes that the cost of internal accounting controls should not exceed the benefits derived and that there are inherent limitations of any system of internal accounting controls.

Management is required to evaluate, and to report on its evaluation of, the effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting. Management has found both the Company's disclosure controls and procedures and its internal control over financial reporting to be effective as of December 31, 2007 and Management's report on these items is included in Item 9A of this Annual Report on Form 10-K.

The independent registered public accounting firm of KPMG LLP has been engaged to audit the Company's financial statements and to express an opinion as to whether the Company's statements present fairly, in all material respects, the financial position, cash flows and the results of operations of the Company, all in accordance with accounting principles generally accepted in the United States of America. Their audit is conducted in conformity with the standards of the Public Company Accounting Oversight Board (United States) and includes procedures believed by them to be sufficient to provide reasonable assurance that the financial statements are free of material misstatement. They also issue an attestation report on Management's assessment of the effectiveness of BancTrust's internal control over financial reporting.

The Audit Committee of the Board of Directors, composed of directors who meet the standards of independence set by the Nasdaq Stock Market, oversees Management's responsibility in the preparation of these statements. This committee has the responsibility to review periodically the scope, findings and opinions of the audits of the independent registered public accountants and internal auditors. KPMG LLP and the internal auditors have free access to the Audit Committee and also to the Board of Directors to meet independent of Management to discuss the internal control structure, accounting, auditing and other financial reporting concerns.

We believe these policies and procedures provide reasonable assurance that our operations are conducted in accordance with a high standard of business conduct and that the financial statements reflect fairly the financial position, results of operations and cash flows of the Company.

J. Stephen Nelson
Chairman

W. Bibb Lamar, Jr.
President and CEO

F. Michael Johnson
Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management of BancTrust Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. BancTrust's internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* In conducting the evaluation of the effectiveness of its internal control over financial reporting, BancTrust excluded the operations of The Peoples BancTrust Company, Inc., which merged with BancTrust on October 15, 2007. At the acquisition date, total assets of Peoples were $999 million. Further information concerning the acquisition of Peoples appears in Note 2, Business Combinations and Dispositions, to the accompanying audited consolidated financial statements.

Based on its assessment, Management believes that, as of December 31, 2007, BancTrust's internal control over financial reporting is effective.

BancTrust's independent registered public accounting firm, KPMG LLP, has issued an attestation report on Management's assessment of the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2007. The report, which expresses unqualified opinions on BancTrust's internal control over financial reporting as of December 31, 2007, is included on page 52 of this Report on Form 10-K.

W. Bibb Lamar, Jr.
President and Chief Executive Officer

F. Michael Johnson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:

We have audited BancTrust Financial Group, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Peoples Bank & Trust Company, Inc. (Peoples) on October 15, 2007. Total assets of Peoples at the acquisition date totaled $999 million. Management excluded People's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Peoples.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Birmingham, Alabama
March 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancTrust Financial Group, Inc.:

We have audited the accompanying consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for uncertainties in income taxes, effective January 1, 2006, its method of accounting for share-based payment and evaluating prior year misstatements, and effective December 31, 2006, its method of accounting for defined benefit pension plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Birmingham, Alabama
March 17, 2008

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Condition
As of December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
	(Dollars and shares in thousands)	
ASSETS:		
Cash and due from banks	$ 58,166	$ 55,228
Federal funds sold	59,400	62,500
Total cash and cash equivalents	117,566	117,728
Interest-bearing deposits	11,215	8,918
Securities available for sale	245,877	118,498
Loans held for sale	3,631	4,811
Loans and leases	1,629,045	999,924
Allowance for loan and lease losses	(23,775)	(16,328)
Loans and leases, net	1,605,270	983,596
Premises and equipment, net	88,334	47,324
Accrued income receivable	12,481	7,819
Goodwill	95,643	41,952
Other intangible assets, net	12,978	2,995
Cash surrender value of life insurance	15,106	5,123
Other Real Estate Owned	14,524	1,250
Other assets	17,469	13,392
Total Assets	$2,240,094	$1,353,406
LIABILITIES:		
Deposits		
Interest-bearing	$1,585,684	$ 929,646
Non-interest-bearing	242,243	174,483
Total deposits	1,827,927	1,104,129
Short-term borrowings	4,198	4,120
FHLB advances and long-term debt	137,341	95,521
Other liabilities	21,108	11,113
Total Liabilities	1,990,574	1,214,883
SHAREHOLDERS' EQUITY:		
Preferred stock — no par value		
Shares authorized — 500		
Shares outstanding — none	—	—
Common stock — $.01 par value		
Shares authorized — 20,000		
Shares issued — 17,753 in 2007 and 11,422 in 2006	178	114
Additional paid in capital	189,683	80,425
Accumulated other comprehensive loss, net	(291)	(2,241)
Deferred compensation payable in common stock	1,432	1,157
Retained earnings	62,358	62,633
Unearned compensation	0	0
Less:		
Treasury stock, at cost — 256 shares in 2007 and 2006	(2,408)	(2,408)
Common stock held in grantor trust — 74 shares in 2007 and 61 shares in 2006	(1,432)	(1,157)
Total shareholders' equity	249,520	138,523
Total Liabilities and Shareholders' Equity	$2,240,094	$1,353,406

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income
For the Years Ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
	(Dollars and shares in thousands, except per share amounts)		
INTEREST REVENUE:			
Loans and leases	$ 92,126	$81,214	$66,707
Investment securities — taxable	5,334	3,845	3,714
Investment securities — non-taxable	1,722	1,817	2,002
Federal funds sold	3,560	1,292	470
Interest-bearing deposits	1,283	20	12
Total interest revenue	104,025	88,188	72,905
INTEREST EXPENSE:			
Deposits	43,971	30,087	17,001
FHLB advances and long-term debt	6,192	5,412	3,399
Short-term borrowings	82	424	461
Total interest expense	50,245	35,923	20,861
Net interest revenue	53,780	52,265	52,044
Provision for loan and lease losses	12,435	4,594	5,725
Net interest revenue after provision for loan and lease losses	41,345	47,671	46,319
NON-INTEREST REVENUE:			
Service charges on deposit accounts	6,983	4,726	4,450
Trust revenue	3,044	2,229	1,743
Securities gains (losses), net	3	(44)	125
Other income, charges and fees	4,591	4,709	4,669
Total non-interest revenue	14,621	11,620	10,987
NON-INTEREST EXPENSE:			
Salaries	18,661	14,557	13,826
Pension and other employee benefits	5,503	6,832	6,104
Furniture and equipment expense	3,718	2,935	2,990
Net occupancy expense	4,501	3,100	2,821
Intangible amortization	1,227	749	749
Other expense	14,163	11,529	10,772
Total non-interest expense	47,773	39,702	37,262
Income from continuing operations before income taxes	8,193	19,589	20,044
Income tax expense	2,007	6,303	6,767
Income from continuing operations	6,186	13,286	13,277
Income from discontinued operations before income taxes	0	0	575
Gain on sale of discontinued operations before income taxes	0	0	2,411
Total income from discontinued operations before income taxes	0	0	2,986
Income tax expense	0	0	1,144
Income from discontinued operations	0	0	1,842
Net income	$ 6,186	$13,286	$15,119
Basic income per share from continuing operations	$ .49	$ 1.19	$ 1.19
Basic income per share from discontinued operations	$ .00	$ .00	$ .17
Diluted income per share from continuing operations	$ .49	$ 1.17	$ 1.19
Diluted income per share from discontinued operations	$ .00	$ .00	$ .16
Basic earnings per share	$ .49	$ 1.19	$ 1.36
Diluted earnings per share	$ .49	$ 1.17	$ 1.35
Weighted-average shares outstanding — basic	12,521	11,151	11,104
Weighted-average shares outstanding — diluted	12,704	11,308	11,188

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock			Accumulated Other Comprehensive Income (loss), Net	Unearned/ Deferred Compensation Payable in Common Stock				
	Shares Issued	Amount	Additional Paid in Capital			Retained Earnings	Treasury Stock	Common Stock Held in Grantor Trust	Total
	(Dollars and shares in thousands, except per share amounts)								
Balance, December 31, 2004	11,277	113	77,829	501	864	46,148	(2,408)	(864)	122,183
Comprehensive income:									
Net income						15,119			15,119
Minimum pension liability adjustment, net of taxes				(238)					(238)
Net change in fair values of securities available for sale, net of taxes				(1,598)					(1,598)
Total comprehensive income									13,283
Dividends declared ($.52 per share)						(5,779)			(5,779)
Purchase of deferred compensation treasury shares					227			(227)	0
Deferred compensation payable in common stock held in grantor trust					(95)			95	0
Shares issued under dividend reinvestment plan	12		250						250
Common stock issued to directors	8		158						158
Restricted stock issued			470		(324)				146
Common stock options exercised	72	1	797						798
Balance, December 31, 2005	11,369	114	79,504	(1,335)	672	55,488	(2,408)	(996)	131,039
SAB 108 adjustment, net of taxes						(258)			(258)
Balance, January 1, 2006, as adjusted	11,369	114	79,504	(1,335)	672	55,230	(2,408)	(996)	130,781
Comprehensive income:									
Net income						13,286			13,286
Minimum pension liability adjustment, net of taxes				(182)					(182)
Net change in fair values of securities available for sale, net of taxes				99					99
Total comprehensive income									13,203
Dividends declared ($.52 per share)						(5,844)			(5,844)
Purchase of deferred compensation treasury shares					248			(248)	0
Deferred compensation payable in common stock held in grantor trust					(87)			87	0
Shares issued under dividend reinvestment plan	14		289						289
Restricted stock issued			514						514
Effect of adoption of SFAS. No. 123R			(324)		324				0
Effect of adoption of SFAS. No. 158, net of taxes				(823)		(39)			(862)
Common stock options exercised	39	0	442						442
Balance, December 31, 2006	11,422	$114	$ 80,425	$(2,241)	$1,157	$62,633	$(2,408)	$(1,157)	$138,523
Comprehensive income:									
Net income						6,186			6,186
Recognized net periodic pension benefit cost				137					137
Minimum pension liability adjustment, net of taxes				(225)					(225)
Net change in fair values of securities available for sale, net of taxes				2,038					2,038
Total comprehensive income									8,136
Dividends declared ($.52 per share)						(6,689)			(6,689)
Purchase of deferred compensation treasury shares					296			(296)	0
Deferred compensation payable in common stock held in grantor trust					(21)			21	0
Shares issued under dividend reinvestment plan	14		289						289
Restricted stock issued			655						655
Effect of adoption of Fin 48						228			228
Common stock issued in business combination	6,293	63	108,050						108,113
Common stock options exercised	24	1	264						265
Balance, December 31, 2007	17,753	$178	$189,683	$ (291)	$1,432	$62,358	$(2,408)	$(1,432)	$249,520

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
	(Dollars and shares in thousands, except per share amounts)		
OPERATING ACTIVITIES:			
Income from continuing operations	$ 6,186	$ 13,286	$ 13,277
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation of premises and equipment	3,872	2,940	2,703
Amortization and accretion of premiums and discounts, net	(82)	510	403
Amortization of intangible assets	1,227	749	749
Provision for loan and lease losses	12,435	4,594	5,725
Securities (gains) losses, net	(3)	44	(125)
Stock compensation	655	514	304
Increase in cash surrender value of life insurance	(313)	(191)	(211)
Loss on sales and write-downs of other real estate owned, net	535	24	5
Gain on sale of other assets	0	(312)	0
Deferred income tax expense (benefit)	415	(831)	(1,742)
Change in operating assets and liabilities:			
Loans originated for sale	(136,078)	(144,456)	(170,725)
Loans sold	137,258	146,082	166,229
Accrued income receivable	286	(754)	(1,643)
Other assets	825	(4,105)	(1,455)
(Decrease) increase in other liabilities	(6,386)	(5,474)	7,008
Net cash provided by operating activities	20,832	12,620	20,502
INVESTING ACTIVITIES:			
Net decrease (increase) in interest-bearing deposits in other financial institutions	39,720	(8,544)	40
Net increase in loans and leases	(18,787)	(13,951)	(127,534)
Purchases of premises and equipment, net	(8,791)	(10,528)	(5,133)
Proceeds from sales of other real estate owned	4,660	491	671
Proceeds from maturities of securities available for sale	29,156	15,978	15,747
Proceeds from sales of securities available for sale	667	527	2,506
Purchases of securities available for sale	(8,732)	(3,035)	(15,265)
Net cash acquired in business combination	22,170	0	0
Net cash provided by (used in) investing activities	60,063	(19,062)	(128,968)
FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(71,740)	62,284	101,887
Net increase (decrease) in short-term borrowings	78	(4,475)	(5,519)
Proceeds from FHLB advances	0	35,000	59,500
Payments on FHLB advances	(41,260)	(55,000)	(8,500)
Proceeds from issuance of long-term debt	38,000	15,464	0
Payments on long-term debt	0	(10,000)	0
Dividends paid	(6,400)	(5,555)	(5,539)
Proceeds from issuance of common stock	0	0	9
Proceeds from exercise of common stock options	265	442	798
Net cash (used in) provided by financing activities	(81,057)	38,160	142,636
CASH FLOWS FROM DISCONTINUED OPERATIONS			
Operating activities	0	0	1,451
Investing activities	0	0	2,039
Financing activities	0	0	3,030
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	0	0	6,520
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(162)	31,718	40,690
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	117,728	86,010	45,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 117,566	$ 117,728	$ 86,010

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION — The accompanying consolidated financial statements include the accounts of BancTrust Financial Group, Inc. (the "Company" or "BancTrust") and its wholly-owned subsidiaries, BankTrust, headquartered in Mobile, Alabama (the "Alabama Bank") and BankTrust, headquartered in Santa Rosa Beach, Florida (the "Florida Bank" and collectively, with the Alabama Bank, the "Banks"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Banks are engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in commercial, installment and real estate loans in the Southern two-thirds of Alabama and Northwest Florida and in investment securities. The Banks also offer a range of other commercial bank products and services including insurance and investment products and services and trust services.

BASIS OF FINANCIAL STATEMENT PRESENTATION — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Statement of Condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. All dollars and shares set forth in tables are in thousands, except per share amounts. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

A substantial portion of the Company's loans are secured by real estate in the Southern two-thirds of Alabama and Northwest Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in these areas. Management believes that the allowance for losses on loans is adequate. While Management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are generally sold for one day periods.

Supplemental disclosures of cash flow information for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)		
Cash paid for:			
Interest	$ 49,872	$33,766	$19,551
Income taxes	4,793	16,150	3,230
Non-cash transactions:			
Transfer of loans to other real estate owned	12,276	1,337	435
Dividends paid in common stock	277	289	240
Fair value of restricted stock issued	108	1,393	530
Net Assets Acquired	146,704	0	0

SECURITIES AVAILABLE FOR SALE — Securities available for sale are carried at fair value. Amortization of premiums and accretion of discounts are accounted for using the interest method over the estimated life of the security. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Securities available for sale may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets.

LOANS AND INTEREST INCOME — Loans are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans using the interest method.

Interest on loans is accrued and credited to income based on the principal amount outstanding.

Loans are considered past due based on the contractual due date. The accrual of interest on loans is discontinued when, in the opinion of Management, there is an indication that the borrower may be unable to meet contractual payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual unless there is sufficient collateral to assure collectibility of principal and interest and the loan is in the process of collection. Upon such discontinuance, all unpaid accrued interest is reversed against current income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to Management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loans held for sale are carried at the lower of aggregate cost or market value.

ALLOWANCE FOR LOAN LOSSES — The allowance for loan losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan portfolio. Loans are charged off against the allowance for loan losses when Management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. BancTrust's determination of its allowance for loan losses is determined in accordance with Statement of Financial Accounting Standard ("SFAS") Nos. 114 and 5 and other regulatory guidance. The amount of the allowance for loan losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan loss experience, current economic conditions and such other factors which, in Management's judgment, deserve current recognition in estimating loan losses.

Management has developed and uses a documented systematic methodology for determining and maintaining an allowance for loan losses. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks and probable loss. Management uses the loan review process to stratify the loan portfolio into risk grades. For higher-risk graded loans in the portfolio, the Banks determine estimated amounts of loss based on several factors, including historical loss experience, Management's judgment of economic conditions and the resulting impact on higher-risk graded loans, the financial capacity of the borrower, secondary sources of repayment including collateral and regulatory guidelines. This determination also considers the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows discounted at each loan's effective interest rate, the fair value of the collateral, or the loans' observable market price. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

In addition to evaluating probable losses on individual loans, Management also determines probable losses for all other loans that are not individually evaluated. The amount of the allowance for loan losses related to all other loans in the portfolio is determined based on historical and current loss experience, portfolio mix by loan type and by collateral type, current economic conditions, the level and trend of loan quality ratios and such other factors which, in Management's judgment, deserve current recognition in estimating inherent loan losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

PREMISES AND EQUIPMENT — Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter. The Company periodically evaluates whether events have occurred that indicate that premises and equipment have been impaired. Measurement of any impact of such impairment is based on those assets' fair values. No impairment losses were recorded in 2007, 2006 or 2005.

OTHER REAL ESTATE OWNED — Other real estate owned is carried at the lower of the recorded investment in the loan or fair value, as determined by Management, less costs to dispose. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of foreclosure. A provision is charged to earnings and a related valuation account for subsequent losses on other real estate owned is established when, in the opinion of Management, such losses have occurred. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors, some of which are beyond the Company's control. The recognition of sales and sales gains or losses is dependent upon whether the nature and term of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If not met, sale and gain recognition would be deferred.

ASSETS AVAILABLE FOR SALE — In 2004, the Company purchased a parcel of land which it then subdivided into three lots. One lot was used as a branch location. The remainder of the land was transferred to assets available for sale. One lot was sold in 2006. The remaining lot is reported at the lower of cost or fair value less any cost of disposal. The carrying amount at December 31, 2007 and 2006 is included in other assets and was $806 thousand for both years.

INCOME TAXES — The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of FIN 48 did not have a material effect on the Company's financial statements.

INTANGIBLE ASSETS — Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or if indicators of impairment are present. Measurement of any impairment of such assets is based on the asset's fair value, with the resulting charge recorded as a loss. There were no impairment losses recorded in 2007, 2006 or 2005. Core deposit intangible assets acquired prior to the purchase of The Peoples BancTrust Company are amortized over seven years using the straight-line method which approximates the run-off of those deposits. Core deposit intangible assets acquired in the purchase of

The Peoples BancTrust Company are being amortized over their estimated life of 15 years, using an accelerated method which approximates the run-off of those deposits.

TREASURY STOCK — Treasury stock repurchases and sales are accounted for using the cost method.

TRUST DEPARTMENT ASSETS AND INCOME — Assets held by the Trust Department in a fiduciary capacity for customers are not included in the consolidated financial statements. Fiduciary fees on trust accounts are recognized on the accrual basis.

STOCK BASED COMPENSATION — The Company has two incentive stock compensation plans, the South Alabama Bancorporation 1993 Incentive Compensation Plan (the "1993 Plan"), and the South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan (the "2001 Plan"). The 1993 Plan was terminated in 2001 upon the adoption of the 2001 Plan. The remaining granted and outstanding options under the 1993 Plan are exercisable into common shares of the Company. At December 31, 2007, options for 100 thousand shares were granted and outstanding under the 1993 Plan. The Company may grant stock awards and options for up to 500 thousand shares to employees and directors under the 2001 Plan and has granted options to purchase 107 thousand shares under the 2001 Plan through December 31, 2007, of which options to purchase 83 thousand shares are outstanding. Under the 1993 and 2001 Plans, the option exercise price equals the stock's market price at the date of grant. The options vest one year after date of issuance and expire after 10 years. The Company used the intrinsic-value method for accounting for stock-based employee compensation in 2005 and the fair-value method in 2006 and 2007.

As of January 1, 2006, all stock options issued by the Company had vested, and, therefore, the Company has recorded no compensation expense for any of the stock options issued prior to January 1, 2006. The Company adopted SFAS No. 123(R) as of January 1, 2006 and, from that point forward, expensed the fair value of options granted over the required service period. On April 19, 2006 the Company issued 1 thousand stock options. The Company recognized $11 thousand as compensation expense for these options over the one year vesting period, of which $3 thousand was recognized in 2007 and $8 thousand was recognized in 2006. The fair value of each option granted in 2006 of $10.81 per share was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 4.96 percent, an expected dividend yield of 2.4 percent, an expected average life of 7.35 years and an expected volatility of 45 percent. At December 31, 2007, there was no unrecognized compensation expense related to nonvested stock options issued by the Company.

A summary of the status of and changes in the Company's issuance of restricted stock under the 2001 Plan at December 31, 2007, 2006, and 2005 is as follows:

	2007		2006		2005	
	Shares	Weighted-Avg. Fair Value Price	Shares	Weighted-Avg. Fari-Value Price	Shares	Weighted-Avg. Fair Value Price
	(Dollars in thousands except per share)					
Outstanding at beginning of year	90	$20.24	24	$19.78	0	$ 0.00
Granted	5	21.69	68	20.40	27	19.78
Forfeited	(1)	20.18	(2)	19.98	(3)	19.78
Outstanding at end of year	94	$20.32	90	$20.24	24	$19.78

Restricted stock was issued with a total fair value, which was the average of the closing bid and ask on the date of issuance, of $108 thousand, $1.392 million and $530 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. No restricted stock was issued prior to 2005. The expense for these shares will be recognized over the required service period of three years. The resulting pre-tax charge for the years ended December 31, 2007, 2006 and 2005 was approximately $643 thousand, $509 thousand and $146 thousand, respectively. At December 31, 2007, the total compensation expense related to nonvested restricted stock issued by the Company not yet recognized was $634 thousand. The Company will recognize this expense over the remaining weighted-average vesting period of 1 year.

In January of 2005, BancTrust issued to its directors 8 thousand shares of the Company's common stock and recognized a pre-tax charge of $158 thousand related to these shares.

Had compensation costs for these plans for 2005 been determined consistent with SFAS No. 123 *Accounting for Stock Based Compensation*, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2005 (Dollars in thousands except per share)
Net income as reported	$15,119
Add: Stock based compensation expense included in reported income, net of tax	91
Less: Stock based compensation expense determined under the fair value method, net of tax	(159)
Pro forma net income	$15,051
Earnings per share:	
As reported	
Basic	$ 1.36
Diluted	1.35
Pro forma	
Basic	$ 1.36
Diluted	1.35

A summary of the status of and changes in the stock options granted pursuant to the 1993 Plan and the 2001 Plan at December 31, 2007, 2006, and 2005 is as follows:

	2007		2006		2005	
	Shares	Weighted-Avg. Exercise Price	Shares	Weighted-Avg. Exercise Price	Shares	Weighted-Avg. Exercise Price
	(Dollars in thousands except per share)					
Outstanding at beginning of year	211	$14.89	249	$14.25	322	$13.56
Granted	0		1	21.58	0	N/A
Exercised	(25)	10.77	(39)	11.09	(72)	11.14
Forfeited	(3)	20.83	0	N/A	(1)	9.95
Outstanding at end of year	183	$15.41	211	$14.89	249	$14.25
Exercisable at end of year	183	$15.41	210	$14.85	249	$14.25
Weighted-average fair value of the options granted		N/A		$10.81		N/A

At December 31, 2007, 48 thousand of the 183 thousand options had exercise prices between $8.83 and $11.91 with a weighted-average exercise price of $11.47 and an average remaining contractual life of 3.05 years. Exercise prices for 129 thousand of these options were between $15.63 and $17.23 with a weighted-average exercise price of $16.58 and an average remaining contractual life of 3.97 years. The remaining 6 thousand options outstanding at December 31, 2007 have an exercise price between $21.58 and $22.19 with a weighted-average exercise price of $22.09 and an average remaining contractual life of 1.84 years. The average intrinsic value per share of stock options exercised during 2007 and 2006 was $9.55

and $10.39, respectively. The total intrinsic value of stock options exercised during the 2007, 2006 and 2005 was $235 thousand, $412 thousand, and $609 thousand, respectively. The intrinsic value of options exercised is the market price of a share of stock on the day of exercise less the option price. The aggregate intrinsic value of the options outstanding at December 31, 2007 and 2006 was $30 thousand and $2.2 million, respectively. The aggregate intrinsic value of the exercisable options outstanding at December 31, 2007 and 2006 was $30 thousand and $2.2 million, respectively. The intrinsic value of options outstanding at period-end is the market price of a share of stock on the last day of the period less the weighted-average exercise price times the number of options outstanding. The weighted-average remaining life of exercisable stock options outstanding at December 31, 2007 and 2006 was 3.66 years and 4.25 years, respectively. Shares issued upon exercise of stock options are issued from authorized but unissued shares.

RECLASSIFICATIONS — Certain reclassifications of 2006 and 2005 balances have been made to conform with classifications used in 2007. These reclassification had no effect on shareholders' equity or reported net income.

RECENT ACCOUNTING PRONOUNCEMENTS — In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation and disclosure matters. This interpretation was effective for the Company beginning in fiscal year 2007. The adoption of FIN 48 did not have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. The adoption of FASB 157 is not expected to have a material impact on the results of operations or financial position.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R)*. This pronouncement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income effective for fiscal years ending after December 15, 2006. In addition, this statement requires an employer to measure the funded status of a plan as of its year-end balance sheet date effective for fiscal years ending after December 15, 2008. The Company adopted the requirement to recognize the funded status of the benefit plans and related disclosure requirements as of December 31, 2006. The Company also adopted the requirements of SFAS No. 158 related to the measurement date which resulted in a $39 thousand decrease in retained earnings. Adoption of SFAS No. 158 also resulted in an increase in liability for pension benefits and total liabilities of $1.656 million, an increase in deferred tax assets and total assets of $651 thousand and a decrease in accumulated other comprehensive income and total shareholders' equity of $1.005 million. The effects of the adoption of SFAS No. 158 are disclosed further in Note 14.

In September 2006, the FASB ratified the consensus the Emerging Issues Task Force ("EITF") reached regarding EITF Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount that Could Be Realized in Accordance with FASB Technical Bulletin 85-4*. The EITF concluded that a policyholder should consider any additional amounts included in the contractual terms of the life insurance policy in determining the "amount that could be realized under the insurance contract." For group policies with multiple certificates or multiple policies with a group rider, the Task Force also tentatively concluded that the amount that could be realized should be determined at the individual policy or certificate level, i.e., amounts that would be realized only upon surrendering all of the policies or certificates would not be included when measuring the assets. This interpretation was effective for the Company beginning in fiscal year 2007. The adoption of EITF 06-5 did not have a material impact on its results of operations or financial position.

In fiscal 2006, the Company adopted SEC SAB No. 108, *Considering the Effects of Prior Year misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB No. 108 requires that registrants assess the impact on both balance sheet and the statement of income when quantifying and evaluating the materiality of a misstatement. Under SAB No. 108, adjustment of financial statements is required when either approach results in quantifying a misstatement that is material to a reporting period presented within the financial statements, after considering all relevant quantitative and qualitative factors. The impact of adopting SAB No. 108 was a $258 thousand adjustment to retained earnings as of December 31, 2005. The Company's adoption of SAB No. 108 is disclosed further in Note 23.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS No. 141R") which applies to all business combinations. The statement requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value." All business combinations will be accounted for by applying the "acquisition method" (previously referred to as the "purchase method"). Companies will have to identify the acquirer; determine the acquisition date and purchase price; recognize at their acquisition-date fair values the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree; and recognize goodwill or, in the case of a bargain purchase, a gain. SFAS No. 141R is effective for periods beginning on or after December 15, 2008, and early adoption is prohibited. It will be applied to business combinations occurring after the effective date. The Company will adopt the provisions of SFAS No. 141R in the first quarter of 2009, as required, but does not expect the impact to be material to the Company's financial condition or results of operations.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB No. 109"). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company will adopt the provisions of SAB No. 109 in the first quarter of 2008 but does not expect the impact to be material to the Company's financial condition or results of operations.

In June 2007, the FASB ratified EITF Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Award.* The objective of this issue is to determine the accounting for the income tax benefits of dividend or dividend equivalents when the dividends or dividend equivalents are: (a) linked to equity-classified nonvested shares or share units or equity-classified outstanding share options and (b) charged to retained earnings under SFAS Statement No. 123 (Revised 2004), *Share-Based Payment*. The Task Force reached a consensus that EITF No. 06-11 should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. The Company will adopt the provisions of EITF No. 06-11 in the first quarter of 2008 but does not expect the impact to be material to the Company's financial condition or results of operations.

In March 2007, the FASB ratified EITF No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.* One objective of EITF No. 06-10 is to determine whether a liability for future benefits under a collateral assignment split-dollar life insurance arrangement that provides a benefit to an employee that extends into postretirement periods should be recognized in accordance with SFAS No. 106 or APB Opinion 12, as appropriate, based on the substantive agreement with the employee. Another objective of EITF No. 06-10 is to determine how the asset arising from a collateral assignment split-dollar life insurance arrangement should be recognized and measured. EITF No. 06-10 is effective for fiscal years beginning after December 15, 2007. The Company will adopt the provisions of EITF No. 06-10 in the first quarter of 2008, as required, but does not expect the impact to be material to the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment SFAS No. 115* ("SFAS No. 159") which permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Company will adopt the provisions of SFAS No. 159 in the first quarter of 2008, as required, but does not expect the impact to be material to the Company's financial condition or results of operations.

Note 2. Business Combinations and Disposition

Acquisition of The Peoples BancTrust Company

On October 15, 2007, BancTrust completed its acquisition of 100 percent of The Peoples BancTrust Company, Inc., a bank holding company headquartered in Selma, Alabama that operated 23 branches throughout the central part of the state of Alabama. The acquisition of Peoples was accounted for under the purchase accounting method as required by United States generally accepted accounting principles. Under this method of accounting, the financial statements of the Company reflect results of operations and the financial condition of Peoples subsequent to October 15, 2007. Therefore, period-end balances include Peoples' total assets of approximately $969 million, total loans of approximately $612 million, total deposits of approximately $747 million, goodwill of approximately $54 million (none of which is deductible for tax purposes) and core deposit intangibles of approximately $11 million. The Company issued approximately 6.3 million shares of BancTrust Financial Group, Inc. common stock and paid $38 million cash in connection with its acquisition of Peoples. The Company's Board of Directors viewed the acquisition of The Peoples BancTrust Company, Inc. as an opportunity to achieve economies of scale by reason of its larger size, enhanced competitive position, and expanded market area. The purchase price was $146.7 million and was settled with 6.29 million shares of the Company's common stock and cash of $38.6 million. The cash amount includes transaction costs of approximately $780 thousand. Each share was valued at $17.18, which was the five day weighted-average price per share based on volume for the measurement date and the two days before and after the measurement date. The measurement date was the first date on which the number of shares issued and other consideration in the Peoples acquisition became fixed without subsequent revision. The measurement date was August 8, 2008. As a result of the purchase, the Company recorded goodwill of $54 million and a core deposit intangible asset of $11 million.

Assuming the October 15, 2007 acquisition of The Peoples BancTrust Company, Inc. had occurred on January 1 of the year presented, the consolidated results of operations on a pro forma basis (unaudited) for the years ended December 31, 2007 and 2006 would have been as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Net interest revenue from continuing operations	$79,159	$81,506
Income from continuing operations	8,264	19,638
Income per share from continuing operations — basic	$ .47	$ 1.13
Income per share from continuing operations — diluted	.47	1.12

A Statement of net assets acquired for Peoples at the acquisition date of October 15, 2007 was as follows:

Statement of Net Assets Acquired

	October 15, 2007 (Dollars in thousands)
ASSETS:	
Cash and cash equivalents	$ 59,968
Interest-bearing deposits	42,017
Investment securities available for sale,	145,239
Loans and leases	634,474
Allowance for loan and lease losses	(7,033)
Loans and leases, net	627,441
Premises and equipment, net	36,091
Goodwill	53,850
Other intangible assets	11,210
Other assets	23,345
Total assets	$999,161
LIABILITIES:	
Deposits	$795,564
FHLB advances and long-term debt	45,065
Other liabilities	11,828
Total liabilities	$852,457
Net assets acquired	$146,704

The purchase price and goodwill arising from the purchase of Peoples are stated as follows:

Purchase price and goodwill	
Purchase price	$146,704
Peoples tangible shareholders equity	(82,818)
Excess of purchase price over carrying amount of net tangible assets acquired	63,886
Purchase accounting adjustments (effect on Goodwill)	
Investment securities available for sale,	(478)
Loans and leases, net	(4,143)
Premises and equipment, net	13,280
Deposits	(73)
FHLB advances and long-term debt	166
Deferred tax liability	(7,578)
Total intangible assets	65,060
Core deposit intangible	(11,210)
Goodwill	$ 53,850

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. BancTrust identified $17.6 million of loans to which the application of the provisions of SOP 03-03 was required and charged-off approximately $293 thousand related to these loans.

BancTrust is in the process of finalizing the allocation of the purchase price to the acquired net assets shown above. Accordingly, the above allocations should be considered preliminary as of December 31, 2007.

Sale of Sweet Water State Bank

On August 1, 2005, BancTrust sold all of the stock of Sweet Water State Bank for a payment of $6.5 million from the purchaser and a dividend at closing of $500 thousand from Sweet Water State Bank. The Company recorded a gross gain on the sale of $2.411 million. The operations of Sweet Water State Bank have been accounted for as discontinued operations for all periods presented in accordance with SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* The assets and liabilities of Sweet Water State Bank are stated separately as discontinued operations as of December 31, 2004.

The results of Sweet Water State Bank through the day of its sale on August 1, 2005 are presented in the following table:

	2005
	(Dollars in thousands)
Total interest revenue	$1,893
Total interest expense	394
Net interest revenue	1,499
Provision for loan losses	15
Net interest revenue after provision for loan losses	1,484
Total noninterest revenue	300
Total noninterest expense	1,209
Income before income taxes	575
Gain on sale before income taxes	2,411
Total income before income taxes	2,986
Provision for income taxes	1,144
Net Income	$1,842

Note 3. Restrictions On Cash and Due From Bank Accounts

The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average of those reserve balances for the years ended December 31, 2007 and 2006 was approximately $15.7 million and $17.0 million, respectively.

Note 4. Securities Available for Sale

The following summary sets forth the amortized cost and the corresponding fair values of investment securities available for sale at December 31, 2007 and 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Dollars in thousands)		
December 31, 2007				
U.S. Treasury securities	$ 1,097	$ 15	$ 0	$ 1,112
Obligations of U.S. Government sponsored enterprises	97,148	1,055	116	98,087
Obligations of states and political subdivisions	37,888	541	55	38,374
Other investments	2,421	0	15	2,406
Mortgage-backed securities	105,072	1,217	391	105,898
Total	$243,626	$2,828	$577	$245,877

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006				
U.S. Treasury securities	$ 896	$ 6	$ 0	$ 902
Obligations of U.S. Government sponsored enterprises	43,390	28	847	42,571
Obligations of states and political subdivisions	44,138	701	174	44,665
Other investments	1,574	0	31	1,543
Mortgage-backed securities	29,526	20	729	28,817
Total	$119,524	$755	$1,781	$118,498

Securities available for sale with a carrying value of approximately $186.340 million and $75.298 million at December 31, 2007 and 2006, respectively, were pledged to secure deposits of public funds and trust deposits. Additionally, securities available for sale with a carrying value of approximately $5.700 million and $4.120 million at December 31, 2007 and 2006, respectively, were pledged to secure repurchase agreements.

Proceeds from the sales of securities available for sale were $667 thousand in 2007, $527 thousand in 2006 and $2.506 million in 2005. Gross realized gains on the sale of these securities were $6 thousand in 2007, $0 in 2006 and $130 thousand in 2005, and gross realized losses were $3 in 2007, $44 thousand in 2006 and $5 thousand in 2005.

Maturities of securities available for sale as of December 31, 2007, are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in 1 year or less	$ 28,414	$ 28,431
Due in 1 to 5 years	58,890	59,356
Due in 5 to 10 years	38,903	39,676
Due in over 10 years	12,347	12,516
Mortgage-backed securities	105,072	105,898
Total	$243,626	$245,877

The following table shows the Company's combined gross unrealized losses and fair values on investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Obligations of U.S. Government sponsored enterprises	$ 0	$0	$26,727	$116	$26,727	$116
Obligations of states and political subdivisions	0	0	8,718	55	8,718	55
Other investments	0	0	989	15	989	15
Mortgage-backed securities	1,339	4	19,881	387	21,220	391
Total	$1,339	$4	$56,315	$573	$57,654	$577

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
Obligations of U.S. Government sponsored enterprises	$ 0	$ 0	$38,359	$ 847	$38,359	$ 847
Obligations of states and political subdivisions	2,636	25	12,265	149	14,901	174
Other investments	518	1	927	30	1,445	31
Mortgage-backed securities	857	6	25,189	723	26,046	729
Total	$4,011	$32	$76,740	$1,749	$80,751	$1,781

At December 31, 2007, the Company had 2 investment securities that were in an unrealized loss position or impaired for the less than 12 months' time frame and 96 investment securities in an unrealized loss position or impaired for the more than 12 months' time frame. All of these investment securities' impairments are deemed by Management to be temporary. A large portion of these securities are backed by one- to four-family mortgages. These securities have fluctuated with the changes in market interest rates on home mortgages. The securities not backed by one -to four-family mortgages have changed due to current market conditions, and not due to credit concerns related to the issuers of the securities. The Company does not believe any other-than-temporary impairments exist related to these investment securities because the Company has the ability and intent to hold the securities until maturity.

Note 5. Loans and Leases

A summary of loans and leases follows:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 381,366	$ 196,136
Real estate — construction	476,330	341,992
Real estate— mortgage	681,027	411,873
Consumer, installment and single pay	101,366	54,857
Total loans and leases	1,640,089	1,004,858
Less unearned discount leases	(7,815)	0
Less deferred cost (unearned loan fees), net	402	(123)
Total loans and leases, net	$1,632,676	$1,004,735

In the normal course of business, the Banks make loans to directors, executive officers, significant shareholders and their affiliates (related parties). Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and in Management's opinion do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $37.330 million at December 31, 2007 and $31.270 million at December 31, 2006. During 2007, $77.443 million of new loans and advances were made, and principal repayments totaled $71.383 million. Outstanding commitments to extend credit to related parties totaled $30.532 million at December 31, 2007.

At December 31, 2007 and 2006, non-accrual loans totaled $36.001 million and $15.293 million, respectively. The amount of interest income that would have been recorded during 2007, 2006 and 2005, if these non-accrual loans had been current in accordance with their original terms, was $2.374 million, $1.211 million, and $430 thousand, respectively. The amount of interest income actually recognized on these loans during 2007, 2006 and 2005 was $1.816 million, $452 thousand and $155 thousand, respectively.

At December 31, 2007 and 2006, the recorded investments in loans that were considered to be impaired under SFAS No. 114 were $50.078 million and $16.653 million, respectively. Included in this amount is $19.865 million in 2007 and $12.991 million in 2006 of impaired loans for which the related allowance for loan losses is $2.304 million in 2007 and $2.252 million in 2006. The amounts of impaired loans that did not have specific allowances for loan losses were $30.213 million in 2007 and $3.662 million in 2006. The average recorded investment amounts in impaired loans during the years ended December 31, 2007, 2006 and 2005 were approximately $33.200 million, $9.685 million and $3.799 million, respectively.

The category commercial, financial and agricultural includes commercial leases of $48.447 million acquired in the Peoples purchase.

Loans include loans held for sale of $3.631 million at December 31, 2007 and $4.811 million at December 31, 2006 which are accounted for at the lower of cost or market value, in the aggregate.

Note 6. Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance at the beginning of year	$ 16,328	$14,013	$ 9,608
Balance acquired	6,740	0	0
Provision charged to operating expense	12,435	4,594	5,725
Loans charged off	(12,705)	(2,638)	(1,654)
Recoveries	977	359	334
Balance at the end of year	$ 23,775	$16,328	$14,013

Note 7. Premises and Equipment

Premises and equipment are summarized as follows:

	Estimated Lives	December 31, 2007	December 31, 2006
		(Dollars in thousands)	
Land and land improvements		$ 23,902	$14,538
Bank buildings and improvements	7-40 years	60,787	31,322
Furniture, fixtures and equipment	3-10 years	23,091	17,870
Leasehold improvements	Lesser of lease period or estimated useful life	2,657	2,637
Total		110,437	66,367
Less accumulated depreciation and amortization		22,103	19,043
Premises and equipment, net		$ 88,334	$47,324

The provision for depreciation and amortization charged to operating expense in 2007, 2006 and 2005 amounted to $3.872 million, $2.940 million and $2.703 million, respectively.

Note 8. Goodwill and Intangible Assets

The Company had goodwill totaling $95.643 million at December 31, 2007 and $41.952 million at December 31, 2006. The Alabama Bank's goodwill was $77.916 million for 2007 and $24.066 million for 2006, and the Florida Bank's goodwill was $17.727 for 2007 and $17.886 million for 2006. There were no changes due to impairment in the carrying amount of goodwill at the Alabama or Florida Bank. The Alabama Bank's goodwill increased $53.85 million due to the acquisition completed in the fourth quarter of 2007. The Florida Bank's goodwill decreased $159 thousand due to the adoption of Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* ("FIN 48").

The Company's intangible assets subject to amortization were $12.978 million at December 31, 2007 and $2.995 million at December 31, 2006 with an original cost of $16.450 million at December 31, 2007 and $5.241 million at December 31, 2006 and with accumulated amortization of $3.472 million at December 31, 2007 and $2.246 million at December 31, 2006. Amortization expense for core deposit intangible assets for the years ended December 31, 2007, 2006 and 2005 was $1.227 million, $749 thousand and $749 thousand, respectively. Intangible assets totaling $5.241 million are amortized over seven years, with a remaining amortization period of three years. Intangible assets totaling $11.210 million are amortized over fifteen years, with a remaining amortization period of fifteen years.

Note 9. Derivatives

The Company acquired an interest rate floor contract in the Peoples purchase. Pursuant to the interest rate floor contract, the Company will receive payments from its counterparty if and when the stated prime rate of interest is less than 6.50% on May 6th, August 6th, November 6th or February 6th in a given year, until and including February 6, 2011. Payment amounts will be determined by multiplying the spread between stated prime on a given measurement date and 6.50%, by a notional amount of $50 million. The contract had a fair value at the Peoples purchase date of $102 thousand. Changes in the interest rate floor are marked to market through the statement of income and is included in other income, charges and fees. At of December 31, 2007, the interest rate floor contract was carried at its fair value which was $650 thousand.

Note 10. Deposits

The following summary presents the detail of interest-bearing deposits:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Interest-bearing checking accounts	$ 275,410	$154,726
Savings accounts	105,166	80,865
Money market savings accounts	353,810	116,188
Time deposits ($100 or more)	426,262	304,920
Other time deposits	425,036	272,947
Total	$1,585,684	$929,646

The following summary presents the detail of interest expense on deposits:

	Year Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Interest-bearing checking accounts	$ 2,987	$ 2,204	$ 934
Savings accounts	1,615	1,990	1,500
Money market savings accounts	6,846	2,859	1,478
Time deposits ($100 or more)	16,064	12,090	6,936
Other time deposits	16,459	10,944	6,153
Total	$43,971	$30,087	$17,001

The following table reflects maturities of time deposits at December 31, 2007:

	Less Than 1 Year	1 to 5 Years	6 to 10 Years	Total
		(Dollars in thousands)		
$100 or more	$375,617	$49,460	$1,185	$426,262
Other time deposits	384,245	40,788	3	425,036
Total	$759,862	$90,248	$1,188	$851,298

Note 11. Short-Term Borrowings

The Company classifies borrowings with original maturities of less than one year as short-term borrowings. Following is a summary of short-term borrowings:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Securities sold under agreement to repurchase	$3,355	$4,120
Other short-term borrowings	843	0
Total	$4,198	$4,120
Weighted-average interest rate at year-end	4.10%	3.50%
Weighted-average interest rate on amounts outstanding during the year (based on average of daily balances)	2.47%	4.41%

Information concerning securities sold under agreement to repurchase is summarized as follows:

	2007	2006	2005
	(Dollars in thousands)		
Average balance during the year	$3,028	$ 9,557	$ 9,096
Average interest rate during the year	2.43%	4.41%	1.98%
Maximum month-end balances during the year	$5,002	$17,018	$10,297
Interest rate at December 31,	2.50%	3.50%	2.50%

Information concerning federal funds purchased is summarized as follows:

	2007	2006	2005
	(Dollars in thousands)		
Average balance during the year	$ 47	$ 50	$ 8,126
Average interest rate during the year	5.06%	4.76%	3.27%
Maximum month-end balances during the year	$ 0	$ 0	$36,600
Interest rate at December 31,	N/A	N/A	N/A

Federal funds purchased and securities sold under agreement to repurchase generally represented overnight borrowing transactions.

Note 12. Federal Home Loan Bank Advances and Long-Term Debt

The following summary presents the detail of interest expense on FHLB advances and long-term debt:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
FHLB advances	$2,986	$3,348	$1,823
Note payable to trust preferred subsidiaries	2,663	1,537	1,129
Bank loan	543	527	447
Total	$6,192	$5,412	$3,399

Following is a summary of FHLB advances and long-term borrowings:

	Year Ended December 31,	
	2007	2006
FHLB advances	$ 65,320	$61,500
Note payable to trust preferred subsidiaries	34,021	34,021
Bank loan	38,000	0
Total	$137,341	$95,521

FHLB borrowings are summarized as follows:

	December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance at the end of the year	$65,320	$61,500	$81,500
Average balance during the year	57,650	71,774	54,801
Maximum month-end balances during the year	86,547	81,500	81,500
Daily weighted-average interest rate during the year	5.18%	4.66%	3.33%
Weighted-average interest rate at year-end	4.96%	5.11%	4.02%

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). At December 31, 2007 and 2006, the Company had FHLB borrowings outstanding of $65.320 million and $61.500 million, respectively. The FHLB advances are secured by the borrowing bank's investment in FHLB stock, which totaled $7.098 million and $5.450 million at December 31, 2007 and 2006, respectively, by an interest bearing deposit at the FHLB of $3.361 million and $8.300 million at December 31, 2007 and 2006, respectively, and also by a blanket floating lien on portions of the borrowing bank's one to four family residential mortgage loan portfolio which totaled $197.960 million at December 31, 2007. These borrowings bear interest rates from 0.08 percent to 7.03 percent and mature from 2008 to 2026. The FHLB advances require quarterly or monthly interest payments. If called prior to maturity, replacement funding will be offered by the FHLB at the then current rate.

The Company created a business trust to issue trust preferred securities to finance a portion of the purchase of CommerceSouth, Inc. This trust is not consolidated pursuant to FASB Interpretation No. 46R ("FIN 46R"), and the trust's sole asset is a loan to the Company in the amount of $18.557 million. The payable to trust matures in 2033 and requires quarterly interest payments. This payable has a floating rate based on three month LIBOR plus 290 basis points. The Company does not have the option to repay any part of this payable until 2008. This loan has covenants generally associated with such borrowings and with which the Company was not in default at December 31, 2007 and 2006 . In December of 2006, the Company created a business trust to issue trust preferred securities to pay off a $7.500 million loan from an unrelated bank and for general corporate purposes. This trust is not consolidated pursuant to FASB Interpretation No. 46R ("FIN 46R"), and the trust's sole asset is a loan to the Company in the amount of $15.464 million. The payable to trust matures in 2037 and requires quarterly interest payments. This payable has a floating rate based on three month LIBOR plus 164 basis points. The Company does not have the option to repay any part of this payable until 2012. This loan has covenants generally associated with such borrowings and with which the Company was not in default at December 31, 2007 and 2006 The payables to trust are summarized as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	(Dollars in thousands)		
Balance at the end of the year	$34,021	$34,021	$18,557
Average balance during the year	34,021	19,023	18,557
Maximum month-end balances during the year	34,021	34,021	18,557
Daily weighted-average interest rate during the year	7.83%	8.08%	6.27%
Weighted-average interest rate at year-end	7.31%	7.69%	7.40%

In 2007, other long-term debt consists of a loan for $38.000 million from an unrelated bank to the Company. This loan was obtained in October of 2007 to finance a portion of the purchase of The Peoples BancTrust Company. This loan is secured by BancTrust's stock in the Alabama Bank. This loan matures in October of 2010, requires quarterly interest payments and at December 31, 2007 had a floating rate based on

LIBOR plus 160 basis points. The Company has the option to repay any part of the principal at any time with a five basis point penalty. This loan does not require periodic principal payments. This loan had covenants generally associated with such borrowings and with which the Company was not in default at December 31, 2007. In 2005 and 2006 other long-term debt consisted of a loan for $10.000 million from an unrelated bank to the Company. This loan was obtained in January of 2004 to finance a portion of the purchase of CommerceSouth, Inc. This loan was secured by a portion of BancTrust's stock of the Alabama Bank. This loan was to mature in 2008, required monthly interest payments and had a floating rate based on LIBOR plus 1.10%. The Company had the option to repay any part of the principal at any time without penalty and the Company repaid the loan in December of 2006 with part of the proceeds of a trust preferred offering. This loan required quarterly principal payments beginning March 2006, at which time the remaining principal was to be amortized over the remaining life of the loan.

	December 31, 2007	December 31, 2006	December 31, 2005
	(Dollars in thousands)		
Balance at the end of the year	$38,000	$ 0	$10,000
Average balance during the year	8,016	8,473	10,000
Maximum month-end balances during the year	38,000	10,000	10,000
Daily weighted-average interest rate during the year	6.79%	6.22%	4.47%
Weighted-average interest rate at year-end	6.79%	N/A	5.49%

The following table reflects maturities of long-term debt at December 31, 2007:

	Less Than 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
	(Dollars in thousands)				
FHLB advances	$43,245	$10,338	$10,094	$ 1,643	$ 65,320
Payable to trust	0	0	0	34,021	34,021
Other long term debt	0	38,000	0	0	38,000
Total	$43,245	$48,338	$10,094	$35,664	$137,341

Note 13. Accounting for Income Taxes

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on January 1, 2007 and recognized a cumulative effect adjustment of $228 thousand as an increase to the balance of retained earnings and a decrease in liabilities of $387 thousand. The amount of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 are $648 thousand and $668 thousand, respectively.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows:

(Dollars in thousands)	
Balance at January 1, 2007	$ 648
Decreases based on tax positions related to prior years	<78>
Additions based on tax positions related to the current year	98
Balance at December 31, 2007	$ 668

Approximately $254 thousand of this amount would increase income from continuing operations, and thus impact the Company's effective tax rate, if ultimately recognized into income.

It is the Company's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income taxes accounts. The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2007 was $75 thousand, and the amount accrued for interest and penalties at December 31, 2007 was $297 thousand.

No significant increases or decreases in the amounts of unrecognized tax benefits are expected in the next 12 months.

The Company and its subsidiaries file a consolidated U.S. federal income tax return and file various returns in the states where their banking offices are located. The Company is no longer subject to examination by taxing authorities for years before 2004.

The components of income tax expense from continuing operations are as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current income tax expense:			
Federal	$1,569	$7,061	$ 7,967
State	23	73	542
Total current income tax expense	1,592	7,134	8,509
Deferred income tax expense (benefit):			
Federal	632	(658)	(1,954)
State	(217)	(173)	212
Total deferred income tax benefit (expense)	415	(831)	(1,742)
Total income tax expense	$2,007	$6,303	$ 6,767

The components of income tax expense from discontinued operations are as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current income tax expense:			
Federal	$0	$0	$ 829
State	0	0	97
Total current income tax expense	0	0	926
Deferred income tax expense (benefit):			
Federal	0	0	189
State	0	0	29
Total deferred income tax expense (benefit)	0	0	218
Total income tax expense	$0	$0	$1,144

Total income tax expense from continuing operations differed from the amount computed using the applicable statutory Federal income tax rate of 35 percent applied to pretax income for the following reasons:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Income tax expense at statutory rate	$2,867	$6,856	$7,015
Increase (decrease) resulting from:			
Tax exempt interest	(835)	(785)	(885)
Reduced interest deduction on debt used to carry tax-exempt securities and loans	115	95	70
Increase (decrease) in valuation allowance	0	(249)	249
State income taxes, net of federal benefit	(126)	184	241
Other, net	(14)	202	77
Total	$2,007	$6,303	$6,767
Effective tax rate	24.5%	32.2%	33.8%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2007 and 2006 are presented below:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 8,916	$ 6,123
Deferred compensation	316	420
Accrued pension cost	1,430	960
Interest on non-performing loans	1,181	391
Loans acquired in business combination	1,495	0
Investment securities acquired in business combination	30	0
Unrealized loss on securities available for sale	0	384
Other	2,244	957
Total deferred tax assets	15,612	9,235
Deferred tax liabilities:		
Unrealized gain on securities available for sale	(759)	0
Core deposit intangibles	(3,135)	(1,123)
Differences between book and tax basis of property	(8,799)	(2,727)
Investment securities acquired in business combination	0	(133)
Loan origination cost	(798)	(355)
Leases	(5,237)	0
Other	(1,686)	(660)
Total deferred tax liabilities	(20,414)	(4,998)
Net deferred tax (liability) asset	$ (4,802)	$ 4,237

A portion of the annual change in the net deferred tax asset relates to unrealized gains and losses on debt and equity securities available for sale. The related deferred income tax expense of $1.143 million was recorded directly to stockholder's equity as a component of accumulated other comprehensive income. A portion of the annual change in the net deferred tax asset relates to unrealized gains and losses on pension liabilities. The related deferred income tax benefit of $470 thousand was recorded directly to stockholder's equity as a component of accumulated other comprehensive income. A portion of the change in the net deferred tax liability relates to a business combination. The related deferred income tax expense of $8.062 million was recorded directly to goodwill. A portion of the annual change in the net deferred tax liability relates to a merger. The related deferred tax benefit of $111 thousand was recorded directly to retained earnings. The remainder of the change has been recorded as deferred income tax benefit from operations.

The Company has a state net operating loss carry forward in the amount of $12.795 million. The state net operating loss carry forward will begin to expire in 2011. Management believes it is more likely than not that the results of future operations will generate sufficient income to realize this deferred tax asset.

Note 14. Retirement Plans

RETIREMENT PLAN FOR EMPLOYEES OF BANCTRUST FINANCIAL GROUP, INC — BancTrust maintains a pension plan that generally provides for a monthly benefit commencing at age 65 equal to 1% of the employee's average monthly base compensation during the highest five consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. The pension plan was frozen as of January 1, 2003, and no new hires after that date participate in the plan. BancTrust had accounted for its defined benefit pension plan using the actuarial model required by SFAS No. 87, *Employers' Accounting for Pensions.* The compensation cost of an employee's pension benefit has been recognized on the projected unit credit method over the employee's approximate service period. The aggregate cost method has been utilized for funding purposes.

Effective December 31, 2006, BancTrust adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R).* Under SFAS No. 158, the Company is required to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. This pronouncement also requires the Company to recognize changes in that funded status in the year in which the changes occur through comprehensive income effective for years ending after December 15, 2006. During 2006, BancTrust changed the measurement date for the funded status of a plan as of its year-end balance sheet date from the November 30 measurement date used in prior years, which resulted in a charge to retained earnings of $39 thousand. Adoption of SFAS No. 158 also resulted in an increase in liability for pension benefits and total liabilities of $1.656 million, an increase in deferred tax assets and total assets of $651 thousand and a decrease in accumulated other comprehensive income and total shareholders' equity of $1.005 million. Results for prior periods have not been restated.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation	
	2007	2006
	(Dollars in thousands)	
Balance at beginning of year	$12,366	$10,902
Service cost	572	642
Interest cost	703	654
Benefits paid	(421)	(546)
Actuarial loss	691	714
Balance, end of year	$13,911	$12,366

	Plan Assets	
	2007	2006
Balance at beginning of year	$10,024	$ 7,808
Return on plan assets	972	1,076
Employer contribution	1,467	1,686
Benefits paid	(421)	(546)
Balance, end of year	$12,042	$10,024

The following tables reconcile the amounts BancTrust recorded related to the pension plan:

Reconcilement of Statement of Condition For Funded Status of Pension Plan	Year Ended December 31, 2007	Year Ended December 31, 2006
	(Dollars in thousands)	
Funded status of plan	$(1,869)	$(2,342)
Unamortized prior service costs	2,901	2,511
Unamortized net losses	18	25
Net initial obligation	24	25
Adjustment to apply SFAS No. 158, pretax	(2,943)	(2,561)
Funded status for balance sheet (liability)	$(1,869)	$(2,342)

During 2007, the pension plan's total unrecognized net loss increased by $390 thousand. The variance between the actual and expected return on pension plan assets during 2007 decreased the total unrecognized net loss by $140 thousand. Because the total unrecognized net gain or loss exceeds the greater of 10 percent of the projected benefit obligation or 10 percent of the pension plan assets, the excess will be amortized over the average expected future working life of active plan participants. As of January 1, 2007, the average expected future working life of active plan participants was 8 years. Actual results for 2008 will depend on the 2008 actuarial valuation of the plan.

The accumulated benefit obligation for the pension plan was $12.05 million and $10.693 million at December 31, 2007 and 2006, respectively.

Components of the plan's net cost were as follows:

	2007	2006	2005
	(Dollars in thousands)		
Service cost	$ 572	$ 642	$ 602
Interest cost	703	654	635
Expected return on plan assets	(831)	(689)	(576)
Net amortization	8	8	8
Recognized net loss	159	175	148
Net pension cost	$ 611	$ 790	$ 817

The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2007	2006	2005
Discount	5.90%	5.60%	6.25%
Annual salary increase	3.50	3.50	3.50
Long-term return on plan assets	8.00	8.00	8.00

The weighted-average rates assumed in the actuarial calculations for the benefit obligations at December 31, 2007 and 2006 (the measurement dates) include the following:

	2007	2006
Discount	5.90%	5.90%
Annual salary increase	3.50%	3.50%

The asset allocation of pension benefit plan assets at December 31 was:

Asset Category	2007	2006
Equity Securities	66%	67%
Debt Securities	19%	33%
Other	15%	0%
Total	100.00%	100.00%

The change in unrecognized net gain or loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2007, the unrecognized net loss increased by 3.2 percent of the projected benefit obligation. The Company changes important assumptions whenever changing conditions warrant. The discount rate is typically changed at least annually, and the expected long-term return on plan assets will typically be revised every three to five years. Other material assumptions include the rate of employee termination and rates of participant mortality.

The discount rate was determined using a theoretical zero-coupon split yield curve derived from a universe of high-quality bonds at the measurement date. A 1 percent increase or decrease in the discount rate would have decreased or increased the net periodic benefit cost for 2007 by approximately $200 thousand and decreased or increased the year-end projected benefit obligation by $1.0 million.

The expected return on plan assets was determined based on historical and expected future returns of the various assets classes, using the target allocations described below. Each 1 percent increase (decrease) in the expected rate of return assumption would have decreased or increased the net periodic cost for 2007 by $100 thousand.

Asset Category	Expected Long-Term Return	Target Allocation
Equity Securities	9.5%	70%
Debt Securities	6.0%	20%
Other	3.00%	10%

The plan's investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The plan's assets are currently invested in a variety of funds representing most standard equity and debt security classes. While no significant changes in the asset allocation are expected during the upcoming year, the Company may make changes at any time.

In 2007, BancTrust contributed $1.5 million to its defined benefit plan. BancTrust expects to contribute $1.0 million to the pension plan in 2008. Funding requirements for subsequent years are uncertain and will depend on factors such as whether the plan's actuary changes any assumptions used to calculate plan funding levels, the actual return on pension plan assets, changes in the employee group covered by the plan and any legislative or regulatory changes affecting pension plan funding requirements. For financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the pension plan to the extent permitted by law.

At December 31, 2007, the pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

	(Dollars in thousands)
2008	$ 534
2009	$1,400
2010	$ 926
2011	$1,762
2012	$1,537
2013-2017	$5,201

THE PEOPLES BANCTRUST COMPANY, INC. PENSION PLAN — The Peoples BancTrust Company ("Peoples") had a defined benefit pension plan. The Defined Benefit Pension Plan is a tax-qualified plan that covered all eligible salaried and hourly employees of Peoples. All contributions were made by Peoples to fund toward a targeted defined benefit based on years of service and compensation. A participant retiring at age 65 is eligible to receive a monthly single life annuity equal to 1.00% of final average monthly compensation times years of credited service, plus .65% of final average monthly compensation in excess of Covered Compensation times years of credited service (up to 35 years). Participants age 55 or older with 10 years of vesting service may retire prior to age 65 with a reduced benefit. The pension plan was frozen to new or rehired employees after August 21, 2007.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation 2007
	(Dollars in thousands)
Balance at acquisition date	$15,229
Service cost	173
Interest cost	177
Benefits paid	(121)
Actuarial loss	(369)
Balance, end of year	$15,089

	Plan Assets 2007
Balance at acquisition date	$14,624
Return on plan assets	62
Employer contribution	0
Benefits paid	(121)
Balance, end of year	$14,565

The following tables reconciles the amounts BancTrust recorded related to the Peoples pension plan:

Reconcilement of Statement of Condition For Funded Status of Pension Plan	Year Ended December 31, 2007
	(Dollars in thousands)
Funded status of plan	$(524)
Unamortized actuarial gain	(232)
Unamortized prior service cost	(9)
Adjustment to apply SFAS No. 158, pre tax	241
Funded status for balance sheet (liability)	$(524)

Between the acquisition date of October 15, 2007 and year end, the Peoples pension plan's total unrecognized net loss increased by $220 thousand. The variance between the actual and expected return on pension plan assets during 2007 decreased the total unrecognized net loss by $140 thousand. Because the total unrecognized net gain or loss is less than the greater of 10 percent of the projected benefit obligation or 10 percent of the pension plan assets, no amortization is anticipated in 2008. As of January 1, 2007, the average expected future working lifetime of active plan participants was 7.8 years. Actual results for 2008 will depend on the 2008 actuarial valuation of the plan.

The accumulated benefit obligation for the pension plan was $13.382 million at December 31, 2007.

Components of the Peoples plan's net cost were as follows:

	2007
	(Dollars in thousands)
Service cost	$ 173
Interest cost	177
Expected return on plan assets	(199)
Net amortization	(5)
Recognized net loss	14
Net pension cost	$ 160

The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2007
	(Dollars in thousands)
Discount	6.00%
Annual salary increase	3.50
Long-term return on plan assets	7.00

The weighted-average rates assumed in the actuarial calculations for the benefit obligations at December 31, 2007 (the measurement date) include the following:

	2007
Discount	5.90%
Annual salary increase	5.00%

The asset allocation of pension benefit plan assets at December 31 was:

Asset Category	2007
Equity Securities	40%
Debt Securities	47%
Other	13%
Total	100.00%

The change in unrecognized net gain or loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2007, the unrecognized net loss increased by 7.2 percent of the projected benefit obligation. The Company changes important assumptions whenever changing conditions warrant. The discount rate is typically changed at least annually, and the expected long-term return on plan assets will typically be revised every three to five years. Other material assumptions include the rate of employee termination and rates of participant mortality.

The discount rate was determined using a theoretical zero-coupon split yield curve derived from a universe of high-quality bonds at the measurement date. A 1.0 percent increase or decrease in the discount rate would have decreased or increased the net periodic benefit cost for 2007 by approximately $110 thousand and decreased or increased the year-end projected benefit obligation by $1.8 million.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes using the target allocations described below. Each 1.0 percent increase (decrease) in the expected rate of return assumption would have decreased or increased the net periodic cost for 2007 by $140 thousand.

Asset Category	Expected Long-Term Return	Target Allocation
Equity Securities	9.5%	70%
Debt Securities	6.0%	20%
Other	3.0%	10%

The Peoples plan's investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The plan's assets are currently invested in a variety of funds representing most standard equity and debt security classes. While no significant changes in the asset allocation are expected during the upcoming year, the Company may make changes at any time.

In 2007, BancTrust made no contributions to the Peoples plan and does not expect to make any contributions in 2008. Funding requirements for subsequent years are uncertain and will depend on factors such as whether the plan's actuary changes any assumptions used to calculate plan funding levels, the actual return on pension plan assets, changes in the employee group covered by the plan and any legislative or regulatory changes affecting pension plan funding requirements. For financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the Peoples pension plan to the extent permitted by law.

At December 31, 2007, the Peoples pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

	(Dollars in thousands)
2008	$ 512
2009	$1,342
2010	$ 895
2011	$1,703
2012	$1,507
2013-2017	$5,184

ALABAMA BANK SUPPLEMENTAL PLAN — The Alabama Bank maintains an unfunded and unsecured Supplemental Retirement Plan (the "Supplemental Plan"). The Supplemental Plan is designed to supplement the benefits payable under the BancTrust pension plan for certain key employees selected by the Alabama Bank's Board of Directors. Each participant was a participant in a pension plan of another bank prior to employment by the Alabama Bank. The Supplemental Plan is designed to afford the participant the same pension that would be received under the BancTrust pension plan if the participant were given years of service credit, as if the participant was employed by the Company during his or her entire banking career, reduced by any benefits actually payable to the participant under the BancTrust pension plan and any retirement benefit payable under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner. Because the Supplemental Plan is intended to complement benefits otherwise available to the participants, the exact amounts to be paid, if any, to any participant, cannot be determined until retirement or disability. Management does not believe any current expense and liabilities associated with the Supplemental Plan are material.

SAVINGS AND PROFIT SHARING PLAN — BancTrust maintains the BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in the plan. An eligible employee may defer up to 75% of his or her pay into the plan, subject to dollar limitations imposed by law. The employer makes a matching contribution as follows: $1.00 for every $1.00 on the first 2% of employee contribution, $0.75 per $1.00 on the next 2% of employee contribution and $0.50 per $1.00 on the next 2% of employee contribution. The Company may also, at its discretion, contribute to the plan an amount based on the Company's level of profitability each year. The Company made total contributions of $705 thousand, $1.007 million and $917 thousand, respectively, during 2007, 2006 and 2005.

DEFERRED COMPENSATION PLAN — The Company maintains a deferred compensation plan for certain executive officers and directors. The plan is designed to provide supplemental retirement benefits for its participants. Aggregate compensation expense under the plan was $91 thousand, $70 thousand, and $54 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. The Company has purchased certain life insurance policies to partially fund the Company's obligations under such deferred compensation arrangements.

The Company maintains a grantor trust to allow its directors to defer their directors' fees. Amounts earned by the directors are invested in the Company's common stock. The plan does not permit diversification into securities other than the Company's common stock and the obligation to the participant must be settled by the delivery of a fixed number of shares of the Company's common stock. The director is allowed to defer a portion or all of his director fees. At December 31, 2007 and 2006, the grantor trust held 74 thousand and 61 thousand shares, respectively of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation payable in common stock is also classified in equity.

Note 15. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the years ended December 31, 2007, 2006 and 2005. Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 are computed by dividing net income by the weighted-average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the 1993 and the 2001 Incentive Compensation Plans, assuming the exercise of all in-the-money options, based on the treasury stock method using an average fair value of the stock during the respective periods.

The following table presents the earnings per share calculations for the years ended December 31, 2007, 2006 and 2005. The Company excluded from the calculation of earnings per share 38 thousand, 3 thousand and 5 thousand for the years ended December 31, 2007, 2006 and 2005, respectively, because those shares were subject to options issued with exercise prices in excess of the average market value per share.

2007	Net Income	Weighted-Average Shares	Earnings per Share
	(Dollars in thousands, except per share)		
Basic:			
Income from continuing operations	$6,186	12,521	$0.49
Income from discontinued operations	0	12,521	.00
Net income	$6,186	12,521	$0.49
Dilutive stock option and restricted stock shares		183	
Diluted:			
Income from continuing operations	$6,186	12,704	$0.49
Income from discontinued operations	0	12,704	.00
Net income	$6,186	12,704	$0.49

2006	Net Income	Weighted-Average Shares	Earnings per Share
Basic:			
Income from continuing operations	$13,286	11,151	$1.19
Income from discontinued operations	0	11,151	.00
Net income	$13,286	11,151	$1.19
Dilutive stock option and restricted stock shares		157	
Diluted:			
Income from continuing operations	$13,286	11,308	$1.17
Income from discontinued operations	0	11,308	.00
Net income	$13,286	11,308	$1.17

2005	Net Income	Weighted-Average Shares	Earnings per Share
Basic:			
Income from continuing operations	$13,277	11,104	$1.19
Income from discontinued operations	1,842	11,104	.17
Net income	$15,119	11,104	$1.36
Dilutive stock option and restricted stock shares		84	
Diluted:			
Income from continuing operations	$13,277	11,188	$1.19
Income from discontinued operations	1,842	11,188	.16
Net income	$15,119	11,188	$1.35

Note 16. Regulatory Matters

The Company's principal source of funds for dividend payments is dividends from the Banks. Dividends payable by a bank in any year, without prior approval of the appropriate regulatory body, are generally limited to the bank's net profits (as defined) for that year combined with its net profits for the two preceding years. The dividends, as of January 1, 2008, that the Banks could declare, without the approval of regulators, totaled $13.899 million.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007 and 2006, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2006, the most recent notification from the regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 2 leverage ratios as set forth in the tables below.

The Federal Reserve System allows bank holding companies to include trust preferred securities in Tier 1 capital up to a maximum of 25% of Tier 1 capital less goodwill and any deferred tax liability. Under Federal Reserve guidelines, all $33.0 million of trust preferred stock issued by our business trusts is included by the Company in its calculation of Tier 1 and total capital.

Actual capital amounts and ratios are presented in the table below for the Banks and on a consolidated basis for the Company.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2007						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$196,640	10.8%	$145,188	8.0%	N/A	N/A
Alabama Bank	186,041	12.1	122,732	8.0	$153,416	10.0%
Florida Bank	40,994	13.8	23,695	8.0	29,618	10.0
Tier 1 Capital (to Risk-Weighted Assets)						
Consolidated	$174,191	9.6%	$ 72,594	4.0%	N/A	N/A
Alabama Bank	167,309	10.9	61,366	4.0	$ 92,049	6.0%
Florida Bank	37,277	12.6	11,847	4.0	17,771	6.0
Tier 1 Capital (to Average Assets)						
Consolidated	$174,191	8.9%	$ 78,627	4.0%	N/A	N/A
Alabama Bank	167,309	9.5	70,457	4.0	$ 88,072	5.0%
Florida Bank	37,277	11.3	13,239	4.0	16,549	5.0
December 31, 2006						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$141,270	12.8%	$ 88,521	8.0%	N/A	N/A
Alabama Bank	93,617	11.7	64,123	8.0	$ 80,153	10.0%
Florida Bank	40,378	13.0	24,799	8.0	30,999	10.0
Tier 1 Capital (to Risk-Weighted Assets)						
Consolidated	$127,410	11.5%	$ 44,260	4.0%	N/A	N/A
Alabama Bank	83,604	10.4	32,061	4.0	$ 48,092	6.0%
Florida Bank	36,492	11.8	12,399	4.0	$ 18,599	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$127,410	10.0%	$ 50,843	4.0%	N/A	N/A
Alabama Bank	83,604	8.7	38,511	4.0	$ 48,139	5.0%
Florida Bank	36,492	10.8	13,454	4.0	$ 16,818	5.0%

Note 17. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2007 and 2006. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH, DUE FROM BANKS AND FEDERAL FUNDS SOLD — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE FOR SALE — Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

LOANS — For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

DEPOSITS — The fair value disclosed for demand deposits (i.e., interest- and non-interest-bearing demand, savings and money market savings) is equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

SHORT-TERM BORROWINGS — For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

FHLB ADVANCES AND LONG-TERM DEBT — The fair value of the Company's fixed rate borrowings are estimated using discounted cash flows, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate borrowings approximates their fair values.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists, and because such fee income is not material to the Company's financial statements at December 31, 2007 and 2006, the fair value of these commitments is not presented.

Many of the Company's assets and liabilities are short-term financial instruments whose carrying amounts reported in the Statement of Condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair values of the Company's remaining on-balance sheet financial instruments as of December 31, 2007 and 2006 are summarized below.

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash, due from banks and federal funds sold	$ 117,556	$ 117,556	$ 117,728	$ 117,728
Securities available for sale	245,877	245,877	118,498	118,498
Loans, net	1,608,901	1,605,334	988,407	983,502
Financial liabilities:				
Deposits	$1,827,927	$1,831,472	$1,104,129	$1,106,181
Short-term borrowings	4,198	4,198	4,120	4,120
FHLB advances and long-term debt	137,341	137,804	95,521	95,282

SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 18. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, which are not included in the consolidated financial statements. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,	
	2007	2006
	(Dollars in thousands)	
Standby letters of credit	$ 34,441	$ 24,271
Commitments to extend credit	266,919	179,974

The Company, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer's repayment of an outstanding loan or financial obligations. In a performance standby letter of credit, the Company guarantees a customer's performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2007 was $34.441 million, and that sum represents the Company's maximum credit risk. At December 31, 2007, the Company had $344 thousand of unearned fees associated with standby letter of credit agreements. The Company holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

At December 31, 2007, the Company was under contract to lease certain bank premises and equipment. The terms of these contracts vary and are subject to certain changes at renewal. Future minimum rental payments required under operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2007 are summarized below.

Year	Minimum Rental Payments (Dollars in thousands)
2008	$ 529
2009	$ 455
2010	$ 441
2011	$ 306
2012	$ 162
After 2012	$1,683
Total	$3,576

Rental expense under all operating leases amounted to $456 thousand, $380 thousand, and $322 thousand in 2007, 2006 and 2005, respectively.

The Company and its Banks are the subject of claims and disputes arising in the normal course of business. Management, through consultation with the Company's legal counsel, is of the opinion that these matters will not have a material impact on the Company's financial condition or results of operations.

Note 19. Non-Interest Revenue

Components of other income, charges and fees are as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Mortgage loan fees	$2,077	$2,574	$2,849
Other	2,514	2,135	1,820
Total	$4,591	$4,709	$4,669

Note 20. Non-Interest Expense

Components of other non-interest expense are as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Advertising	$ 848	$ 758	$ 589
Data processing	539	890	965
Professional services	1,842	1,917	1,377
Stationery and supplies	1,100	968	889
Telephone	1,138	805	813
Other	8,696	6,191	6,139
Total	$14,163	$11,529	$10,772

Note 21. Segment Reporting

Under SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the three reportable operating segments of the Company. The reportable segments are determined using the internal management reporting system. They are composed of the Company's significant subsidiaries. The accounting policies for each segment are the same as those used by the Company as described in Note 1 — Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at estimated current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. During 2007 the Company merged BankTrust of Alabama into the Alabama Bank. All prior segment information has been restated to reflect this merger. The results for the two reportable segments of the Company are included in the following table:

	2007				
	Alabama Bank	Florida Bank	BancTrust	Eliminations	Consolidated
	(Dollars in thousands)				
Total interest revenue	$ 79,534	$ 25,723	$ 96	$ (1,328)	$ 104,025
Total interest expense	35,152	13,215	3,206	(1,328)	50,245
Net interest revenue (expense)	44,382	12,508	(3,110)	0	53,780
Provision for loan losses	7,965	4,470	0	0	12,435
Net interest income (loss) after provision for loan losses	36,417	8,038	(3,110)	0	41,345
Total non-interest revenue	13,086	1,526	9	0	14,621
Total non-interest expense	34,019	9,687	4,067	0	47,773
Income (loss) before taxes	15,484	(123)	(7,168)	0	8,193
Income tax expense (benefit)	4,943	(186)	(2,750)	0	2,007
Income (loss) from continuing operations	$ 10,541	$ 63	$ (4,418)	$ 0	$ 6,186
Other significant items:					
Total assets	$1,943,735	$333,170	$323,998	$(360,809)	$2,240,094
Total investment securities	235,194	10,683	0	0	245,877
Total loans, net of unearned income	1,359,259	273,417	0	0	1,632,676
Investment in subsidiaries	1,626	0	312,783	(313,388)	1,021
Total interest revenue from customers	78,997	24,934	94	0	104,025
Total interest revenue from affiliates	537	789	2	(1,328)	0
Depreciation of premises and equipment	2,762	1,110	0	0	3,872
Amortization of intangible assets	786	441	0	0	1,227
Amortization and accretion of securities	16	70	0	0	86

	2006				
	Alabama Bank	Florida Bank	BancTrust	Eliminations	Consolidated
	(Dollars in thousands)				
Total interest revenue	$ 62,736	$ 26,844	$ 48	$ (1,440)	$ 88,188
Total interest expense	23,951	11,348	2,064	(1,440)	35,923
Net interest revenue (expense)	38,785	15,496	(2,016)	0	52,265
Provision for loan losses	3,348	1,246	0	0	4,594
Net interest income after provision for loan losses	35,437	14,250	(2,016)	0	47,671
Total non-interest revenue	9,497	2,109	14	0	11,620
Total non-interest expense	25,984	9,459	4,259	0	39,702
Income (loss) before taxes	18,950	6,900	(6,261)	0	19,589
Income tax expense (benefit)	6,347	2,367	(2,411)	0	6,303
Income (loss) from continuing operations	$ 12,603	$ 4,533	$ (3,850)	$ 0	$ 13,286
Other significant items:					
Total assets	$999,087	$351,719	$175,169	$(172,569)	$1,353,406
Total investment securities	110,001	8,497	0	0	118,498
Total loans, net of unearned income	719,392	285,343	0	0	1,004,735
Investment in subsidiaries	754	0	166,947	(166,680)	1,021
Total interest revenue from customers	61,296	26,844	48	0	88,188
Total interest revenue from affiliates	1,440	0	0	(1,440)	0
Depreciation of premises and equipment	2,002	938	0	0	2,940
Amortization of intangible assets	308	441	0	0	749
Amortization and accretion of securities	310	200	0	0	510

	2005				
	Alabama Bank	Florida Bank	BancTrust	Eliminations	Consolidated
	(Dollars in thousands)				
Total interest revenue	$ 51,390	$ 22,209	$ 0	$ (694)	$ 72,905
Total interest expense	14,181	5,790	1,584	(694)	20,861
Net interest revenue (expense)	37,209	16,419	(1,584)	0	52,044
Provision for loan losses	4,405	1,320	0	0	5,725
Net interest income after provision for loan losses	32,804	15,099	(1,584)	0	46,319
Total non-interest revenue	8,805	2,169	13	0	10,987
Total non-interest expense	25,355	8,669	3,238	0	37,262
Income (loss) before taxes	16,254	8,599	(4,809)	0	20,044
Income tax expense (benefit)	5,324	3,224	(1,781)	0	6,767
Income (loss) from continuing operations	$ 10,930	$ 5,375	$ (3,028)	$ 0	$ 13,277
Other significant items:					
Total assets	$955,777	$379,471	$163,280	$(192,474)	$1,306,054
Total investment securities	120,978	10,225	1,151	0	132,354
Total loans, net of unearned income	666,989	326,363	0	0	993,352
Investment in subsidiaries	531	0	158,847	(158,821)	557
Total interest revenue from customers	50,697	22,208	0	0	72,905
Total interest revenue from affiliates	693	1	0	(694)	0
Depreciation of premises and equipment	1,897	806	0	0	2,703
Amortization of intangible assets	308	441	0	0	749
Amortization and accretion of securities	283	120	0	0	403

Note 22. Other Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, the Company has identified changes related to other non-owner transactions in the consolidated statement of shareholders' equity and other comprehensive income. In the calculation of other comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effect for the three years ended December 31:

	2007		
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)		
Unrealized gains arising during the period	$3,264	$1,224	$2,040
Less realized gains included in continuing operations	(3)	(1)	(2)
Net change in unrealized loss on securities	3,261	1,223	2,038
Minimum pension liability adjustment	(141)	(53)	(88)
Other Comprehensive Income	$3,120	$1,170	$1,950

	2006		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses decreasing during the period	$ 114	$ 43	$ 71
Less realized losses from continuing operations	44	16	28
Net change in unrealized loss on securities	158	59	99
Minimum pension liability adjustment	(291)	(109)	(182)
Other Comprehensive Income	$(133)	$ (50)	$ (83)

	2005		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the period	$(2,428)	$ (908)	$(1,520)
Less realized gains from continuing operations	(125)	(47)	(78)
Net change in unrealized gain on securities	(2,553)	(955)	(1,598)
Minimum pension liability adjustment	(381)	(143)	(238)
Other Comprehensive Income	$(2,934)	$(1,098)	$(1,836)

Note 23. Adjustment to Beginning Retained Earnings

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings as of the beginning of the fiscal year of adoption. BancTrust recorded the effects of application of SAB No. 108 using the cumulative effect transition method as an adjustment to fiscal 2006 beginning retained earnings. The Company had historically not properly accounted for lease payments, and, to correct this error, the Company decreased retained earnings by $258 thousand, increased deferred tax assets by $155 thousand and increased accrued leases payable by $413 thousand. Of the $413 thousand that should have been recorded as rental expense, $392 thousand should have been recorded in years prior to 2004, $42 thousand should have been recorded in 2004 and $9 thousand should have been recorded in 2005. These amounts were considered immaterial in years prior to 2006 but were considered material to 2006.

Note 24. Condensed Parent Company Financial Statements

Condensed Statements of Condition

	December 31,	
	2007	2006
	(Dollars in thousands)	
ASSETS		
Cash and cash equivalents	$ 4,600	$ 6,499
Investment in bank subsidiaries	313,159	164,108
Investment in non-bank subsidiaries	0	1,818
Other assets	6,239	2,744
Total assets	$323,998	$175,169
LIABILITIES		
Long-term debt	$ 72,021	$ 34,021
Other liabilities	2,457	2,625
Total liabilities	74,478	36,646
SHAREHOLDERS' EQUITY		
Preferred stock — no par value		
Shares authorized — 500		
Shares outstanding — none	—	—
Common stock — $.01 par value		
Shares authorized — 20,000		
Shares issued — 17,753 in 2007 and 11,422 in 2006	178	114
Additional paid in capital	189,683	80,425
Accumulated other comprehensive loss, net	(291)	(2,241)
Deferred compensation payable in common stock	1,432	1,157
Retained earnings	62,358	62,633
Unearned compensation	0	0
Treasury stock, 256 shares in 2007 and 2006, at cost	(2,408)	(2,408)
Common stock held in grantor trust, 74 shares in 2007 and 61 shares in 2006	(1,432)	(1,157)
Total shareholders' equity	249,520	138,523
Total liabilities and shareholders' equity	$323,998	$175,169

Condensed Statements of Income

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Cash dividends from subsidiaries	$4,500	$ 9,648	$ 5,550
Other income	105	13	12
Total income	4,605	9,661	5,562
Interest expense — short-term debt	0	0	8
Interest expense — long-term debt	3,206	2,064	1,576
Expenses — other	1,317	1,848	1,456
Income before undistributed income of subsidiaries	82	5,749	2,522
Equity in undistributed income of subsidiaries	6,104	7,537	10,755
Income from continuing operations	6,186	13,286	13,277
Income from discontinued operations	0	0	1,842
Net income	$6,186	$13,286	$15,119

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Income from continuing operations	$ 6,186	$ 13,286	$ 13,277
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(6,104)	(7,537)	(10,755)
Other, net	(2,054)	498	(738)
Net cash provided by operating activities of continuing operations	(1,972)	6,247	1,784
INVESTING ACTIVITIES			
Cash infusion to bank subsidiary	0	0	(7,000)
Net cash paid in acquisition	(31,792)	0	0
Investment in trust preferred subsidiary	0	(464)	0
Net cash used in investing activities of continuing operations	(31,792)	(464)	(7,000)
FINANCING ACTIVITIES			
Proceeds from short-term borrowing	0	0	1,000
Repayments of short-term borrowing	0	0	(1,000)
Cash dividends	(6,400)	(5,555)	(5,539)
Proceed from issuance of long-term debt	38,000	15,464	0
Payment of long-term debt	0	(10,000)	0
Proceeds from issuance of common stock	0	0	9
Proceeds from exercise of stock options	265	442	798
Net cash provided by (used in) financing activities of continuing operations	31,865	351	(4,732)
CASH FLOWS FROM DISCONTINUED OPERATIONS			
Operating activities	0	0	650
Investing activities	0	0	5,869
Financing activities	0	0	0
Net cash provided by discontinued operations	0	0	6,519
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,899)	6,134	(3,429)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,499	365	3,794
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,600	$ 6,499	$ 365

	2007	2006	2005
	(Dollars in thousands)		
Cash paid for:			
Interest	$2,524	$2,050	$1,576
Income taxes payments received, net	3,248	2,258	422
Non-cash transactions:			
Dividends paid in common stock	277	289	240
Fair value of restricted stock issued	108	1,393	530

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There were no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Disclosure controls are controls and other procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to Management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on their evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe the controls and procedures in place are effective to ensure that information required to be disclosed complies with the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Management of BancTrust Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. BancTrust's internal control over financial reporting was designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its assessment, Management believes that, as of December 31, 2007, BancTrust's internal control over financial reporting is effective.

BancTrust's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2007. The report, which expresses an unqualified opinion on the effectiveness of BancTrust's internal control over financial reporting as of December 31, 2007, is included on page 52 of this Annual Report on Form 10-K.

W. Bibb Lamar, Jr.	F. Michael Johnson
Chairman and Chief Executive Officer	Chief Financial Officer

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Certain information called for by Item 10 regarding BancTrust's executive officers is included on page 17 in Part I of this Report on Form 10-K under the caption "Executive Officers of the Registrant" pursuant to General Instruction G. The balance of the information called for by Item 10 is set forth in BancTrust's Proxy Statement for the 2007 annual meeting under the captions "VOTING SECURITIES — Section 16(a) Beneficial Ownership Reporting Compliance," "ELECTION OF DIRECTORS" and "CODE OF ETHICS" and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information called for by Item 11 is set forth in BancTrust's Proxy Statement for the 2007 annual meeting under the caption "EXECUTIVE COMPENSATION" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by Item 12 is set forth in BancTrust's Proxy Statement for the 2008 annual meeting under the captions "VOTING SECURITIES — Security Ownership of Directors, Nominees, 5% Stockholders and Officers" and "Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information called for by Item 13 is set forth in BancTrust's Proxy Statement for the 2008 annual meeting under the caption "CERTAIN TRANSACTIONS AND MATTERS" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information called for by Item 14 is set forth in BancTrust's Proxy Statement for the 2008 annual meeting under the heading "INDEPENDENT ACCOUNTANTS" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) 1. *Financial Statements:*

The following consolidated financial statements of the registrant and its subsidiaries and Reports of Independent Registered Public Accounting Firm are included in Item 8 above:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Condition as of December 31, 2007 and 2006

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements.

(a) 2. *Financial Statement Schedules*

Financial statement schedules are omitted as they are either not applicable or the information is contained in the consolidated financial statements.

(a) 3. *Exhibits:*

(3) Articles of Incorporation and By-Laws.

1. Amended and Restated Articles of Incorporation of BancTrust Financial Group, Inc., filed as Exhibit (3).6 to BancTrust's Annual Report on Form 10-K for the year ended December 31, 2002 (No. 0-15423) are incorporated herein by reference.

2. Amended and Restated Bylaws of BancTrust Financial Group, Inc., filed as Exhibit (3).2 to the registrant's Current Report on Form 8-K, filed on March 12, 2007 (No. 0-15423), are incorporated herein by reference.

(4) Instruments defining the rights of security holders, including indentures.

1. Amended and Restated Articles of Incorporation of BancTrust Financial Group, Inc., filed as Exhibit (3).6 to BancTrust's Annual Report on Form 10-K for the year ended December 31, 2002 (No. 0-15423) are incorporated herein by reference.

2. Second Amended and Restated Bylaws of BancTrust Financial Group, Inc., filed as Exhibit (3).2 to the registrant's Current Report on Form 8-K, filed on December 21, 2007 (No. 0-15423), are incorporated herein by reference.

3. Specimen of Common Stock Certificate of South Alabama Bancorporation, Inc., filed as Exhibit (4).4 to the registrant's annual report on 10-K for the year ended 1996 (No. 0-15423), is incorporated herein by reference.

(10) Material Contracts.

1. *The Bank of Mobile Retirement Plan (Restated), dated September 12, 1990, filed as Exhibit (10).8 to the registrant's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

2. *Contracts pursuant to Supplemental Retirement Plan of The Bank of Mobile, N.A, effective January 1, 1988, filed as Exhibit (10).7 to the registrant's annual report on Form 10-K for the year 1990 (No. 0-15423), are incorporated herein by reference.

3. *Restated Contracts pursuant to Supplement Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to registrant's Form 10-K for the year 1992 (No. 0-15423), is incorporated herein by reference.

4. *First National Bank Employees' Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to registrant's Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

5. South Alabama Bancorporation 1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994 filed as Exhibit (10).18 to registrant's Form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

6. Lease, entered into April 17, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

7. Lease, entered into April 17, 1995 between Augustine Meaher, Jr. and Margaret L. Meaher, and The Bank of Mobile, filed as Exhibit (10).2 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

8. Lease, entered into April 17, 1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

9. Lease, entered into May 1, 1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).4 to registrant's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

10. *Change in Control Compensation Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

11. *Change in Control Compensation Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit (10).25 to the registrant's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

12. *Monroe County Bank Pension Plan as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to the registrant's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

13. *Amendment Number One to South Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997 filed as Exhibit (10).28 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

14. *Change in Control Compensation Agreement dated as of March 31, 1997, by and between the registrant and John B. Barnett, III, filed as Exhibit (10).29 to the registrant's annual report on Form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

15. Ground Lease Agreement, dated March 31, 1999, by and between Northside, Ltd. and the Alabama Bank, filed as Exhibit 10.29 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

16. *Amendment No. 2 to South Alabama Bancorporation 1993 Incentive Compensation Plan, filed as Exhibit 10.30 to the registrant's Registration Statement on Form S-4 filed on July 2, 1999 (No. 333-82167), is incorporated herein by reference.

17. *South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan filed as Appendix B to the registrant's Proxy Statement on Schedule 14A filed on April 30, 2001 (No. 0-15423), is incorporated herein by reference.

18. Stock Purchase Agreement dated as of April 7, 2005 between the registrant and Tombigbee Bancshares, Inc. filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005 (No. 0-15423), is incorporated herein by reference.

19. *Form of BancTrust Financial Group, Inc., 2001 Incentive Compensation Plan Restricted Stock Award Agreement filed as Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.

20. *Form of BancTrust Financial Group, Inc. Option Agreement — Incentive Stock Option (2001 Incentive Compensation Plan) filed as Exhibit 10.3 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.

21. *Form of BancTrust Financial Group, Inc. Option Agreement — Nonqualified Supplemental Stock Option (2001 Incentive Compensation Plan) filed as Exhibit 10.4 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005, filed on Form 10-Q/A on August 26, 2005 (No. 0-15423), is incorporated herein by reference.

22. *Change in Control Compensation Agreement dated as of December 20, 2006, between BankTrust and Bruce C. Finley, Jr., filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on December 26, 2006 (No. 0-15423), is incorporated herein by reference.

23. *Change in Control Compensation Agreement dated as of December 20, 2006, between BankTrust and Michael D. Fitzhugh, filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on December 26, 2006 (No. 0-15423), is incorporated herein by reference.

24. *Amended and Restated Deferred Stock Trust Agreement for Directors of BancTrust Financial Group, Inc. and its Subsidiaries, filed as Exhibit 10.26 to registrant's Registration Statement on Form S-1 filed on September 8, 2005 (No. 333-128183), is incorporated herein by reference.

25. *Amended and Restated Directors Deferred Compensation Plan, filed as Exhibit 10.27 to registrant's Registration Statement on Form S-1 filed on September 8, 2005 (No. 333-128183), is incorporated herein by reference.

26. *BancTrust Financial Group, Inc. Employee Savings and & Profit Sharing Plan, filed as Exhibit 10.28 to registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (No. 0-15423), is incorporated herein by reference.

27. *Retirement Plan for Employees of South Alabama Bancorporation, Inc. filed as Exhibit 10.29 to registrant's Registration Statement on Form S-1 filed on September 8, 2005 (No. 333-128183), is incorporated herein by reference.

28. *First Amendment to the Retirement Plan for Employees of South Alabama Bancorporation, filed as Exhibit 10.30 to registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (No. 0-15423), is incorporated herein by reference.

29. *Second Amendment to the Retirement Plan for Employees of BancTrust Financial Group, Inc., filed as Exhibit 10.31 to registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (No. 0-15423), is incorporated herein by reference.

30. *Third Amendment to the Retirement Plan for Employees of BancTrust Financial Group, Inc., filed as Exhibit 10.32 to registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (No. 0-15423), is incorporated herein by reference.

31. Agreement and Plan of Merger by and between The Peoples BancTrust Company, Inc. and BancTrust Financial Group, Inc. dated as of May 21, 2007 filed as Appendix A to the registrant's Registration Statement on Form S-4 filed on July 7, 2007 (No. 333-144915) is incorporated herein by reference.

---

* Indicates management contract or compensatory plan or arrangement identified pursuant to Item 14(a)(3) of Form 10-K.

(21) Subsidiaries of the registrant.

1. Subsidiaries of BancTrust Financial Group, Inc.

(23) Consents

1. Consent of KPMG LLP

(31) Rule 13(a)-14(a)/15(d)-14(a) Certifications

1. Certification by the Chief Executive Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2. Certification by the Chief Financial Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Section 1350 certifications

1. Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2. Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCTRUST FINANCIAL GROUP, INC.

By: /s/ F. MICHAEL JOHNSON

F. Michael Johnson
Chief Financial Officer and Secretary

Dated: March 17, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ W. BIBB LAMAR, JR. **W. Bibb Lamar, Jr.**	President and CEO (Principal executive officer)	March 17, 2008
/s/ F. MICHAEL JOHNSON **F. Michael Johnson**	Chief Financial Officer and Secretary (Principal financial and accounting officer)	March 17, 2008
/s/ TRACY T. CONERLY **Tracy T. Conerly**	Director	March 17, 2008
/s/ STEPHEN G. CRAWFORD **Stephen G. Crawford**	Director	March 17, 2008
David C. De Laney	Director	
Robert M. Dixon, Jr.	Director	
/s/ JAMES A. FAULKNER **James A. Faulkner**	Director	March 17, 2008
Broox G. Garrett, Jr.	Director	
W. Dwight Harrigan	Director	
/s/ CLIFTON C. INGE, JR. **Clifton C. Inge, Jr.**	Director	March 17, 2008

Name	Title	Date
/s/ W. BIBB LAMAR, JR. **W. Bibb Lamar, Jr.**	Director	March 17, 2008
/s/ JOHN H. LEWIS, JR. **John H. Lewis, Jr.**	Director	March 17, 2008
/s/ HARRIS V. MORRISSETTE **Harris V. Morrissette**	Director	March 17, 2008
/s/ J. STEPHEN NELSON **J. Stephen Nelson**	Director and Chairman	March 17, 2008
Paul D. Owens, Jr.	Director	
Dennis A. Wallace	Director	

EXHIBIT INDEX

SEC Assigned Exhibit No.	Description of Exhibit	Page No.
21.1	Subsidiaries of BancTrust Financial Group, Inc.	
23.1	Consent of KPMG LLP	
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002	

BankTrust Directors

W. Bibb Lamar, Jr.
Chairman and CEO

John B. Barnett, III
President (Escambia and Monroe County)

Stephen G. Crawford
Member
Hand Arendall, LLC
Lawyers

David C. De Laney
President
First Small Business Investment Company of Alabama

Lowell J. Friedman
President
Creola Investment Corporation

Carol F. Gordy
Chairman and CEO
Natural Decorations, Inc.

Barry E. Gritter
CEO
Gulf City Body & Trailer Works, Inc.

Dr. James M. Harrison, Jr.
Opthalmologist
Premier Medical ENT Group

Clifton C. Inge, Jr.
Chairman and CEO
IPC Industries, Inc.

Kenneth S. Johnson
Owner/Operator
FM Radio Stations
WNSP and WZEW

Dr. Charles L. Rutherford, Jr.
Retired Physician

BankTrust Officers

W. Bibb Lamar, Jr.
Chairman and CEO

Edward T. Livingston
Executive Vice President
and President (Central Division)

John B. Barnett, III
President (Brewton and Monroeville)

John Chisolm
President (Selma)

David C. Darby
President (Jefferson County)

R. Guy Davis, Jr.
President (Montgomery)

Robert B. Doyle, III
President (Trust Division)

Terry H. Harbin
President (Mobile)

Rodney Holmes
President (Bibb County)

James B. Hurst
President (Lee County)

J. Olen Kerby, Jr.
President (Demopolis)

John C. Kirby
President (Shelby County)

William V. Lewis
President (Butler County)

Jimmy R. Norrell II
President (Elmore County)

Charles R. Schaeffer
President (Eufaula)

G. Stephen Steele, Jr.
President (Autauga and Elmore County)

David E. Sutley
President (Baldwin County)

BankTrust (Florida) Directors

Dennis A. Wallace
Chairman
Realtor
Baywood Realty, Inc.

Michael D. Fitzhugh
President and CEO

Tracy T. Conerly
Partner
Carr, Riggs and Ingram, LLC

Caulie T. Knowles, III
Real Estate
Developer / Manager
Knowjak, Inc.

C. Jeffery McInnis, Esq.
Attorney / Partner
Anchors Smith Grimsley, P.C.

James M. Rester
CPA / Real Estate
Developer

William J. Rish, Jr.
Realtor
Century 21
Gulf Coast Realty, Inc.

Hugh V. Roche
Retired
Vice President and
General Manager
WMBB Broadcasting

Mike Stange
Senior Vice President
Intrawest Hospitality
Management, Inc.

BankTrust (Florida) Officers

Dennis A. Wallace
Chairman

Michael D. Fitzhugh
President and CEO

Kimberly S. Holley
Area President

Advisory Boards

Brewton
John B. Barnett, III
Broox G. Garrett, Jr.
Carol F. Gordy
Jackson Hines, Jr.
Edward T. Livingston
Thomas E. McMillan, Jr.
Mark Manning
J. Richard Miller, III
McGowin Miller
J. Stephen Nelson
Phillip L. Parker
Stephanie Walker

Emeriti
John David Finlay, Jr.
John R. Miller, Jr.
Lee M. Otts

Dallas County
Ronnie B. Holladay
C. Randall Lovelady
McNair Ramsey
Frances Turner

Demopolis
Gary Butler
J. Olen Kerby, Jr.
Jay Shows
Mem S. Webb
Thomas Alvin Williams
Dan Wilson

Elmore County
Danny Wilbanks
Jo Venable
Jennie Rhinehart
John Cottle
Lloyd F. Emfinger
Hollis Mann
Gary Fuller
Teddy Taylor

Emeriti
Arnold P. Dopson
Charles Funderburk
Carl Fuller

Monroeville
John B. Barnett, Jr.
John B. Barnett, III
Robert A. "Pete" Black, Jr.
Haniel F. Croft
Sloan R. Fountain, Jr.
Karl Mims Lazenby
Alice F. Lee
Edwin C. Lee, Jr.
John T. Lee, III
Alex Roberts
Dr. R. A. Smith, Jr.
Sandra C. Smith

Montgomery
Jim W. Benefield, DVM
Carol W. Butler
Thomas H. Cawthon, MD, FACS
Loui P. Cone, III
R. Guy Davis, Jr.
John E. Hall, Jr.
W. Daniel Hughes, Jr.
C. Arthur Steineker, DMD

Prattville
John Boutwell
J. N. "Buddy" Buckner, Jr.
Ray Gilliland
Jeannie Johnson
Al Kelley
Brooks Lazenby
David McDowell
Eddie Pope
Dan Power
Richard Williams
G. Steve Steele
Mr. Wade Seamon

Emeriti
George P. Walthall, Sr.
Lawrence Vickers

Shelby County
Robert M. McChesney
Philip C. Hubbard
Thomas Walker
Karen Kelly
Philip Williams

Emeriti
Agee Kelly
Dan Howard
Billy Harris
John P. Kelly

Tuscaloosa County
Billy H. Boyd
Waume Guy
Delores McMullen
Todd Palmer
Owen H. Skinner
Charles Storey
Bob Young

BankTrust Locations

Corporate Headquarters
100 Saint Joseph Street
Mobile, AL 36652-3067
Phone: 251-431-7800

Autauga County
148 East Main Street
Prattville, AL 36067
Phone: 334-365-8806

1916 Cobbs Ford Road
Prattville, AL 36066
Phone: 334-351-0200

Baldwin County
2507 U.S. Highway 98
Daphne, AL 36526
Phone: 251-621-7456

236 North Greeno Road
Fairhope, AL 36532
Phone: 251-929-2860

699 South McKenzie
Foley, AL 36535
Phone: 251-970-2800

1700 Gulf Shores Parkway
Gulf Shores, AL 36542
Phone: 251-968-2260

Barbour County
218 E. Broad Street
Eufaula, AL 36027
Phone: 334-687-3581

1121 S. Eufaula Avenue
Eufaula, AL 36027
Phone: 334-687-4821

Bibb County
639 Walnut Street
Centreville, AL 35042
Phone: 205-926-4810

28921 Highway 5
Woodstock, AL 35188
Phone: 205-938-0415

Butler County
412 Highway 106 West
Georgiana, AL 36033
Phone: 334-376-2273

300 East Commerce Street
Greenville, AL 36037
Phone: 334-382-6623

122 Greenville Bypass
Greenville, AL 36037
Phone: 334-382-6623

15 South Garland Street
McKenzie, AL 36456
Phone: 334-374-2361

Dallas County
310 Broad Street
Selma, AL 36702-0799
Phone: 334-875-1000

1305 East Highland Avenue
Selma, AL 36701
Phone: 334-418-8400

1805 West Dallas Avenue
Selma, AL 36701
Phone: 334-418-8541

7167 Highway 22 North
Valley Grande, AL 36703
Phone: 334-877-1868

Elmore County
15 Kowaliga Road
Eclectic, AL 36024
Phone: 334-541-2145

3160 Main Street
Millbrook, AL 36054
Phone: 334-285-0169

1411 Gilmer Avenue
Tallassee, AL 36078
Phone: 334-283-7031

304 Barnett Boulevard
Tallassee, AL 36078
Phone: 334-283-7000

Escambia County
227 Belleville Avenue
Brewton, AL 36426
Phone: 251-867-3231

503 Forrest Avenue
East Brewton, AL 36426
Phone: 251-809-2109

1201 Douglas Avenue
Brewton, AL 36426
Phone: 251-809-2118

Lee County
415 North Dean Road
Auburn, AL 36830
Phone: 331-501-2354

1431 Gateway Drive
Opelika, AL 36803
Phone: 334-745-2113

Marengo County
201 North Main Street
Demopolis, AL 36732
Phone: 334-289-3820

1400 Highway 80 East
Demopolis, AL 36732
Phone: 334-289-4555

Mobile County
100 Saint Joseph Street
Mobile, AL 36602
Phone: 251-431-7856

3254 Dauphin Street
Mobile, AL 36606
Phone: 251-431-7845

850 Hillcrest Road
Mobile, AL 36695
Phone: 251-431-7892

7790 Cottage Hill Road
Mobile, AL 36695
Phone: 251-438-6266

4425 Old Shell Road
Mobile, AL 36608
Phone: 251-431-7884

1025 Highway 43 South
Saraland, AL 36571
Phone: 251-442-3290

5328 Highway 90 West
Service Road
Mobile, AL 36619
Phone: 251-665-4934

Monroe County
60 Hines Street
Monroeville, AL 36460
Phone: 251-575-3132

1816 South Alabama Avenue
Monroeville, AL 36460
Phone: 251-575-3132

Montgomery County
951 Taylor Road
Montgomery, AL 36117
Phone: 334-387-0001

4290 Carmichael Road
Montgomery, AL 36106
Phone: 334-396-1000

1784 Taliaferro Trail
Montgomery, AL 36117
Phone: 334-215-3408

Shelby County
4949 Highway 17
Helena, AL 35080
Phone: 205-621-2367

835 Main Street
Montevallo, AL 35115
Phone: 205-665-2591

Tuscaloosa County
31 McFarland Boulevard
Northport, AL 35476
Phone: 205-344-9133

720 East Skyland Boulevard
Tuscaloosa, AL 35405
Phone: 205-758-1097

BankTrust (Florida)

7700 U.S. Highway 98 West
Santa Rosa Beach, FL 32459
Phone: (850) 267-0329

1239 S. Ferdon Boulevard
Crestview, FL 32536
Phone: (850) 683-5262

34855 Emerald Coast
Parkway
Destin, FL 32541
Phone: (850) 269-2265

16234 U.S. Highway 331
South
Freeport, FL 32439
Phone: (850) 835-3335

800 U.S. Highway 90 West
DeFuniak Springs, FL 32433
Phone: (850) 951-9930

20 Uptown Grayton Circle
Grayton Beach, FL 32459
Phone: (850) 231-1500

2315 Highway 77
Lynn Haven, FL 32444
Phone: (850) 265-2021

799 E. John Sims Parkway
Niceville, FL 32578
Phone: (850) 729-2265

100 Beckrich Road, Suite 100
Panama City Beach, FL
32407
Phone: (850) 233-2303

22219 Panama City Beach
Parkway
Panama City Beach, FL
32413
Phone: (850) 230-1500

Five-Year Total Shareholder Return

The following indexed graph compares BancTrust's five-year total shareholder return with the NASDAQ Market Index and with a published peer group industry index, the Regional-Southeast Banks index prepared by Morningstar, Inc., formerly Hemscott, Inc. The Morningstar index is comprised of bank holding companies in the southeast regional section of the United States. The comparison assumes the investment of $100 on December 31, 2002, with dividends reinvested quarterly through December 31, 2007. Returns of each component issuer have been weighted according to that issuer's market capitalization.

Comparison of 5-Year Cumulative Total Return Among BancTrust Financial Group, NASDAQ Market Index and Morningstar Group Index


Dollars
350
300
250
200
150
100
50
0
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
BancTrust Financial Group
Morningstar Group Index
NASDAQ Market Index

COMPANY/INDEX/ MARKET	FISCAL YEAR ENDING 12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/29/2006	12/31/2007
BancTrust Financial Group	100.00	149.31	235.71	197.40	256.31	125.30
Regional-Southeast Banks	100.00	127.68	146.81	148.65	175.16	119.72
NASDAQ Market Index	100.00	150.36	163.00	166.58	183.68	201.91

SOURCE:
Morningstar, Inc.
225 West Wacker Drive
Chicago, IL 60606
PHONE: (301) 760-2609
FAX: (312) 244-8014

BancTrust Financial Group, Inc. Board of Directors

J. Stephen Nelson
Chairman

W. Bibb Lamar, Jr.
President and CEO

Tracy T. Conerly
Partner
Carr, Riggs and Ingram, LLC

Stephen G. Crawford
Member
Hand Arendall, LLC
Lawyers

David C. De Laney
President
First Small Business Investment
Company of Alabama

Robert M. Dixon, Jr.
President
M.C. Dixon Lumber Company, Inc.

James A. Faulkner
Retired
Director, BB&T

Broox G. Garrett, Jr.
Partner
Thompson, Garrett & Hines, LLP
Attorneys

W. Dwight Harrigan
President
Scotch Lumber Company

Clifton C. Inge, Jr.
Chairman and CEO
IPC Industries, Inc.

John H. Lewis, Jr.
Senior Partner
Lewis & Associates, LLC

Harris V. Morrissette
President
China Doll Rice and Beans, Inc.

Paul D. Owens, Jr.
Attorney

Dennis A. Wallace
Chairman, BankTrust (Florida)
Realtor, Baywood Realty, Inc.

BancTrust Financial Group, Inc. Officers

J. Stephen Nelson
Chairman

W. Bibb Lamar, Jr.
President and CEO

Andrew C. Bearden, Jr.
Executive Vice President

Bruce C. Finley
Executive Vice President
Senior Lending Officer

Michael D. Fitzhugh
Executive Vice President

F. Michael Johnson
Executive Vice President
CFO & Secretary

Edward T. Livingston
Executive Vice President

Fred W. Taul
Executive Vice President

James A. Glennon
Senior Vice President
Information Technology

J. Dianne Hollingsworth
Senior Vice President
Human Resources

Mark E. McVay
Senior Vice President
Auditor

Rebecca S. Minto
Vice President
Marketing

Leigh G. Thompson
Vice President
Finance

Shareholder Information

How to communicate with
BancTrust Financial Group, Inc.
Telephone: 251-431-7800
Mailing Address: P. O. Box 3067
Mobile, AL 36652
Internet address: www.btfginc.com

Corporate Headquarters
BancTrust Financial Group, Inc.
100 St. Joseph St.
Mobile, AL 36602
251-431-7800

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-866-1340

Annual Meeting
May 8, 2008
10:30 a.m. central daylight savings time
100 St. Joseph St.
Mobile, AL 36602

BancTrust Financial Group, Inc. is a multi-bank holding company headquartered in Mobile, Alabama. BancTrust's common stock trades on the NASDAQ Global Select Market® under the symbol BTFG.

This Annual Report reflects the consolidated financial position and results of operations of BancTrust Financial Group, Inc., with all significant intercompany transactions eliminated.

Designed by Curran & Connors, Inc. / www.curran-connors.com

BancTrust
Financial Group, Inc.

100 Saint Joseph Street
Mobile, Alabama 36602
Phone: 251.431.7800
www.btfginc.com

END